Notice of 2006 Annual Meeting and Proxy Statement

2005 Annual Report to Shareholders

Namtai

Nam Tai Electronics, Inc.

Proxy Statement and 2005 Annual Report to Shareholders

May 15, 2006

Dear Shareholders:

30 Years Of Success – The Beginning Of A Long Journey

We believe that success is not a destination, but a constantly evolving journey, and 2005 was another year of success on Nam Tai's journey. Our continued strong growth in sales and profitability in 2005 validates the Company's long term strategic decision to focus on key components sub-assemblies that are used in high growth electronic products. We believe that demand for such components will continue to grow because today's smaller and more robust electronic gadgets require complex components that are smaller, lighter, flexible, consume less power, and enable faster operating speeds. In addition, original equipment manufacturers continue increasing their outsourcing of production to China. To satisfy this demand, Nam Tai will continue expanding our China based facilities and upgrading our technology to increase both our capacity and our vertically integrated capabilities with a view of continuing to grow both our sales and our profits. While we are proud of our 30 year history of success, we believe that we are only beginning.

2005 Reviewed

2005 was a year in which we set many new records. Sales grew by 49.3% to a record $797.2 million while operating profits grew 21.4% to $52.7 million. We also brought on additional manufacturing capacity, approximately doubling our existing manufacturing floor space. We also further strengthened our financial position. We generated $70.8 million in cash flows from operating activities and ended the year with a record $213.8 million cash on hand, even after distributing almost $52 million dividends to our shareholders.

Driving Nam Tai's Growth

Nam Tai's business is conducted by its three operating subsidiaries, Zastron, NTEEP, and JIC. They are totally independent with each having their own customers, management team and production facilities. The parent company Nam Tai Electronics, Inc. just represents a holding company. In 2005, Zastron, which focuses on key components sub-assemblies contributed 72% to sales, NTEEP, which produces primarily finished products contributed 21%, and JIC, which manufactures lower resolution LCD panels and modules contributed 7% to sales.

In 2005, Nam Tai's overall growth was driven primarily by the growth of Zastron which focuses on key components sub-assemblies. Zatron's sales increased approximately 80% from 2004 and accounted for 72% of sales in 2005. Sales of flexible printed circuit (FPC) sub-assemblies and advanced LCD modules drove the growth.

The global demand for wireless communication products and the complexity of these devices, which now include digital camera, music, and PDA functionality, is driving demand for increasing usage of complex, high tech key components sub-assemblies manufactured by Nam Tai. In the case of FPC sub-assemblies, many products are requiring an increasing number of FPC sub-assemblies per device. In addition, OEMs are increasingly relying on outsourcing component assembly to technically qualified China based EMS companies to reduce manufacturing costs and avoid product delays. Accordingly we believe that our fastest growth will continue to come from Zastron, which focuses on high tech key components sub-assemblies.

Expansion Plans

Based on ongoing discussions with our customers, we believe that the overall market for key component sub-assemblies is poised for substantial growth. During 2005 Nam Tai's sale of FPC sub-assemblies increased over 200%. We believe that FPCs have inherent design and cost advantages and are quickly becoming the favored solution for electronics manufacturers seeking to increase features and functionality of electronic devices while reducing the size, shape and weight. To strengthen our position in this market, improve our control over material quality and delivery time, and to increase the value we add for our customers, Nam Tai has commenced a FPC fabrication project in 2005. The investment for the first phase of this project will be approximately $30 million.

To cope with its expansion, the Company entered into an agreement to purchase additional land in Shenzhen for future expansion. The Company plans to commence construction of new manufacturing facilities on the site by the end of 2006, with completion of the first phase of construction expected by the summer of 2008 and the second phase of construction will be completed in the summer of 2010. The projected capital expenditures for the first phase of investment are expected to be over $150 million, including construction of the new facility as well as the purchase of machinery and production lines. These manufacturing facilities will be able to meet the Company's growth needs until 2015. This marks a key milestone in our future expansion and demonstrates to our customers our long term commitment to keep abreast of the rapid growth in the high-end electronics industry. Finally, it is consistent with Nam Tai's record of always striving to strengthen the Company's prospects and generate even better long term returns for our shareholders.

Sensitivity to Stakeholder Needs

Nam Tai is dedicated to being a loyal and responsible partner with all its stakeholders, including its employees, suppliers, customers, the local communities where it operates, and its shareholders. Accordingly, in 2006, Nam Tai's Board of Directors announced its thirteenth consecutive increase in dividends which increased 15% to $1.52 per share compared with last year.

The Journey Continues

Starting from its humble beginning in 1975 as a calculator trading company, Nam Tai has a demonstrated track record of successfully adopting long term strategies which allow it to evolve and capitalize on the growing opportunities in the electronics industry. Our current strategic focus on key components sub-assemblies enables Nam Tai to be well positioned to capitalize on the growth opportunities available from the emerging trend of outsourcing from Japan, from the continued miniaturization and mass acceptance of handheld consumer electronic products, and the exploding popularity of cellular phones with multi-purposed functionality. We will continue building on our existing strengths and grow our business in a strategically focused manner, as we strive to realize our mission of becoming the world's leading China based contract manufacturer of sophisticated handheld communication and consumer electronic devices and their high-tech key components. While we are proud of our 30 year history of success, we believe that we are only beginning.

On behalf of the Board of Directors,



Ming Kown Koo
Chairman

Company Profile

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies, image sensors modules and PCBA for Bluetooth™ headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices and microwave ovens. We also manufacture finished products, including cellular phones in semi-knocked down, or SKD, form, mobile phone accessories and educational products.

TABLE OF CONTENTS

NAM TAI ELECTRONICS, INC.

116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 9, 2006

The Annual Meeting of Shareholders (the "Meeting") of Nam Tai Electronics, Inc. (the "Company") will be held at 11:30 a.m. (Eastern Daylight Time (EDT)) on Friday, June 9, 2006 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY for the following purposes:

1. To elect six (6) members of the Board of Directors to serve for the ensuing year;

2. To approve the appointment of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006;

3. To approve the adoption of a new stock option plan of the Company (the "2006 Plan") covering options to purchase up to 2,000,000 common shares of the Company. A copy of the 2006 Plan is attached as Exhibit A to the proxy statement accompanying this notice; and

4. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 21, 2006 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors

Dated May 15, 2006

NAM TAI ELECTRONICS, INC.

116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands

PROXY STATEMENT

Meeting at 11:30 a.m. on Friday, June 9, 2006

Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders (the "Meeting") to be held on Friday, June 9, 2006 at 11:30 a.m. (EDT) at The Peninsula New York, Tribeca Room, 3rd floor, 700 Fifth Avenue at 55th Street, New York, NY, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the six (6) nominees for directors named herein, (b) for the appointment of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006, and (c) for approval of a new stock option plan of the Company (the "2006 Plan") set forth in Exhibit A attached to this proxy statement accompanying the Notice of Annual Meeting of Shareholders dated May 15, 2006. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgement. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying the Chairman of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date or (c) by voting in person at the Meeting.

The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

This proxy statement together with the Company's annual report on Form 20-F, including financial statements for its fiscal year ended December 31, 2005 are being mailed on or about May 15, 2006 to all holders of common shares of record at the close of business on April 21, 2006.

The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. by mail at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2, by e-mail at shareholder@namtai.com, or by phoning 1-800-661-8831.

The Company's annual report on Form 20-F for the year ended December 31, 2005, as filed with the United States Securities and Exchange Commission (the "SEC"), is available without charge upon written request from the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2. The Company's annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC's website at http://www.sec.gov.

Holders of common shares of record at the close of business on April 21, 2006 will be entitled to vote at the Meeting. There were 43,631,086 common shares outstanding at that date. No business shall be transacted at any Meeting unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the outstanding common shares. The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; FOR the selection of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006; and FOR the approval of the Company's 2006 Plan as set forth in Exhibit A attached to this proxy statement accompanying the Notice of Annual Meeting of Shareholders dated May 15, 2006.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorised by the Company's Articles of Association is not less than one or more than eight.

Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgement.

Director Nominees

Information concerning the director nominees based on data provided by them is set forth below:

M. K. KOO, 61. Mr. Koo has served as Chairman of the Board of the Company and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company's Chief Financial Officer. Mr. Koo has resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. Mr. Koo received his Bachelor's of Laws degree from National Taiwan University in 1970.

CHARLES CHU, 49. Mr. Chu served as a director of the Company from November 1987 to September 1989. He was reappointed as director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on the Company's Compensation Committee, acting as Chairman. He also serves on our Audit Committee and Nominating/Corporate Governance Committee. Mr. Chu received his Bachelor's of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

PETER R. KELLOGG, 63. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a senior managing director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange until the firm merged with Goldman Sachs in 2000. Mr. Kellogg served on our Audit Committee until July 8, 2003. He currently serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies.

STEPHEN SEUNG, 59. Mr. Seung was appointed a director of the Company in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung acts as our authorized agent in the United States. He served on our Audit Committee until October 2003. Mr. Seung also assumed the role of Corporate Secretary of the Company from October 15, 2003 to March 15, 2006.

WING YAN (WILLIAM) LO, 45. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. From July 2002 to March 2006, Dr. Lo was the executive director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank's Global Consumer Banking business for Hong Kong. Dr. Lo was the founding managing director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in genetic engineering, both from the University of Cambridge, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as a Governor of a newly established independent school, the ISF Academy. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference. Dr. Lo currently serves on the Nominating/Corporate Governance Committee, acting as the Chairman, and also serves on our Audit Committee and Compensation Committee.

MARK WASLEN, 45. Mr. Waslen was appointed a director of the Company at our annual meeting of shareholders on July 8, 2003 and currently serves on the Audit Committee, acting as Chairman. He also serves on our Compensation Committee and Nominating/Corporate Governance Committee. Mr. Waslen was employed with the Company during the periods from 1990 to 1995 and from June 1998 to October 1999 in various capacities, including Financial Controller, Secretary and Treasurer. Mr. Waslen has been employed with various accounting firms, including Peat Marwick Thorne, Deloitte Touche Tohmatsu and is currently employed with BME + Partners Chartered Accountants. Mr. Waslen is a C.F.A., C.A. and a C.P.A. and received a Bachelor's of Commerce (Accounting Major) degree from University of Saskatchewan in 1982.

The Board of Directors recommends that the shareholders vote "FOR" the abovementioned nominees

Current Members of the Board of Directors

The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:-

Director	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
M.K. Koo[(1)]			
Charles Chu	#	# ⋇	#
Peter R. Kellogg		#	#
Stephen Seung [(2)]			
Wing Yan (William) Lo [(3)]	#	#	# ⋇
Mark Waslen	# ⋇	#	#

(⋇) Chairman of the relevant committee
(#) Member of the relevant committee
(1) Chairman of the Board of Directors
(2) Mr. Stephen Seung was also the Corporate Secretary of the Company from October 15, 2003 to March 15, 2006
(3) Dr. Lo currently serves on the audit committees of more than three public companies. The Board of Directors has determined that such simultaneous service would not impair the ability of Dr. Lo to effectively serve on the Company's Audit Committee.

Role of the various committees of the Board of Directors

The Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee.

Audit Committee

The Company has established an Audit Committee and our Board of Directors has adopted an Audit Committee Charter. The primary duties of the Audit Committee consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent public accountants, the scope of the annual audits and the fees to be paid to the independent public accountants and the performance of the independent public accountants and accounting practices. The Audit Committee is currently composed of three members. All of the members of the Audit Committee are independent within the meaning of the SEC regulations, the listing and corporate governance standards of the New York Stock Exchange ("NYSE") and the Company's Corporate Governance Guidelines. Mr. Mark Waslen, Chairman of the Audit Committee, is a financial expert within the meaning of SEC regulations. The Audit Committee held four meetings during fiscal year 2005 with full attendance.

Compensation Committee

The Compensation Committee assists the Board of Directors in discharging its responsibilities relating to the compensation of the Company's executive officers. The Compensation Committee was established on July 30, 2004 and our Board of Directors has adopted a Compensation Committee Charter. The Compensation Committee is currently composed of four members. All of the members of the Compensation Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee held two meetings during fiscal year 2005 with full attendance.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee was established on July 30, 2004 and our Board of Directors has adopted a Nominating/Corporate Governance Committee Charter. The Committee is responsible for developing and implementing polices and practices relating to corporate governance, including reviewing and monitoring the implementation of the Company's Corporate Governance Guidelines. In addition, the Nominating/Corporate Governance Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board of Directors regarding such candidates. The Nominating/Corporate Governance Committee is currently composed of four members. All of the members of the Nominating/Corporate Governance Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company's Corporate Governance Guidelines. The Nominating/Corporate Governance Committee held two meetings during fiscal year 2005 with full attendance.

Corporate Governance Guidelines

The Corporate Governance Guidelines of the Company were adopted by the Board of Directors on September 16, 2004, and revised on February 10, 2006, and are in compliance with the new listing and corporate governance standards of the NYSE adopted during 2003.

Code of Business Conduct and Ethics

The Company adopted a Code of Business Conduct and Ethics on July 30, 2004, that applies to all directors, officers and employees.

Copies of the Audit Committee Charter, the Compensation Committee Charter, the Nominating/Corporate Committee Charter, the Corporate Governance Guidelines and Code of Business Conduct and Ethics of the Company are available in the website of the Company at http://www.natmai.com/corpgov/corpgov.htm.. The same may also be obtained upon request from:-

Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 - 999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Toll Free Telephone: 1-800-661-8831
E-mail: shareholder@namtai.com

Communicating with Non-Management Directors

Shareholders and others interested parties may contact the non-management directors of the Company by sending an e-mail to independent@namtai.com.hk. Alternatively, interested parties can send letter to:-

Attn : Non-executive and Independent Non-executive directors
Nam Tai Electronics, Inc.
BVI Headquarter
3rd Floor, 116 Main Street
Road Town, Tortola
British Virgin Islands

Independence of Directors

The Board of Directors determines the independence of individual directors pursuant to the guidelines as set forth in the Company's Corporate Governance Guidelines. Going forward, the Board of Directors will also take into consideration the responses provided by directors in directors' questionnaires to be completed by each director with respect to their relationship with the Company. The Company currently has four independent directors, namely, Mr. Peter Kellogg, Mr. Charles Chu, Dr. William Lo and Mr. Mark Waslen.

Compensation of Directors and Officers

The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2005 to all directors and officers as a group for services in all capacities was approximately $4.6 million.

Directors who are not employees of the Company nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

Control of the Company

The following table sets forth, as of April 30, 2006, relating to the beneficial ownership of the Company's common shares held by (i) each person known by the Company to be beneficial owner of more than five percent (5%) of the common shares of the Company and (ii) each director and each of the current senior management of the Company who beneficially own common shares.

	Shares beneficially[(1)] owned	
Name	**Number[(9)]**	**Percent**
M. K. Koo	5,690,786 [(2)]	13.0
Peter R. Kellogg	5,694,680 [(3)]	13.0
I.A.T. Reinsurance Syndicate Ltd.	5,108,300 [(3)]	11.7
Ivan Chui	1,045,870	2.4
Patinda Lei	26,400	*
Patrick Lee	-	-

Lai Yick Fung	-	-
Karene Wong	37,100	*
Kazuhiro Asana	-	-
Guy Bindels	1,000	*
Seitaro Furukawa	20,000	*
Colin Yeoh	10,000	*
Charles Chu	17,500 (4)	*
Stephen Seung	87,800 (5)	*
Wing Yan (William) Lo	46,500 (6)	*
Mark Waslen	40,000 (7)	*

* Less than 1%.

(1) Pursuant to the rules of the SEC, common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 43,631,086 common shares outstanding as of April 30, 2006.

(2) Mr. Koo beneficially owned 5,690,786 common shares including 1,000,000 common shares owned by Mr. Koo as sole shareholder and 4,590,786 common shares owned jointly with Ms. Cho Siu Sin, Mr. Koo's wife.

(3) Mr. Kellogg holds directly 571,380 common shares and options to purchase 15,000 common shares exercisable within 60 days of April 30, 2006. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,108,300 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4) Includes 2,500 common shares and options to purchase 15,000 common shares exercisable within 60 days of April 30, 2006.

(5) Includes 57,800 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2006, and 20,300 common shares that are registered under Violet Seung, Mr. Seung's wife, of which Mr. Seung disclaims beneficial ownership.

(6) Consists of options to purchase common shares exercisable within 60 days of April 30, 2006.

(7) Includes 10,000 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2006.

(8) All the share numbers have been adjusted to give effect to a three-for-one stock split which took effect on June 30, 2003 and a ten-for-one stock dividend which took effect on November 7, 2003.

(9) These share numbers include options owned by these individuals and assume that these options will be exercised.

Employee Stock Option and Incentive Plan

In July 2004, our Board of Directors has decided to resume granting stock options under our 2001 stock option plan, which provides for the grant of stock options to directors, employees (including officers), and consultants. Pursuant to the amended 2001 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments pursuant to Section 16 of the amended 2001 stock option plan; and (iv) every non-employee director shall, on an annual basis upon their election to the Board of Director at the annual shareholders' meeting, be automatically granted 15,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. On April 30, 2006, options to purchase 875,500 shares were outstanding under our amended 2001 stock option plan and 154,869 shares were available for future grant under them. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed as Exhibit 4.18 with our Annual Report on Form 20-F for 2004.

Of the outstanding 875,500 options at April 30, 2006, 16,500 are exercisable at a price of \$16.8182 until July 8, 2006; 169,000 are exercisable at a price of \$19.40 until July 30, 2006; 600,000 are exercisable at a price of \$20.84 until February 4, 2007 and 90,000 are exercisable at a price of \$21.62. A total of 136,500 options are held by directors of the Company. The remaining options are held by key employees and consultants.

On February 10, 2006, a new stock option plan, or the 2006 Plan, was approved by the Board with a maximum number of 2,000,000 common shares which can be issued pursuant to the exercise of options. Options can only be granted under this 2006 Plan upon the shareholders' approval at the Meeting. (See proposal 3.)

PROPOSAL 2

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has appointed Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2006. The Board of Directors further directed that the Company submit the selection of independent public accountants for ratification by shareholders at the Meeting.

The Board of Directors recommends that the shareholders vote "FOR" this proposal

PROPOSAL 3

ADOPTION OF THE COMPANY'S
NEW STOCK OPTION PLAN

Pursuant to the 2001 Stock Option Plan of the Company adopted on May 4, 2001, 154,869 stock options are remaining available for grant as at the date of this proxy statement. The Board of Directors therefore propose to adopt a new stock option plan with details as follows:

Name of new stock option plan	2006 Stock Option Plan ("2006 Plan")
Common shares reserved for the 2006 Plan	2,000,000
Principal purposes of the 2006 Plan	1. To continue to grant 15,000 stock options to each of its non-employee directors on an annual basis; and 2. To grant stock options for the recruitment of its senior management staff as and when necessary.

THE AFFIRMATIVE VOTES OF A MAJORITY OF ALL SHARES OF THE COMPANY PRESENT AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE 2006 PLAN.

A copy of the 2006 Plan, as approved by the Board of Directors, is annexed to this proxy statement as Exhibit A.

The Board of Directors recommends that the shareholders vote "FOR" this proposal

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors

Dated May 15, 2006

2006 STOCK OPTION PLAN OF NAM TAI ELECTRONICS, INC.

(Adopted on February 10, 2006)

1. **Purpose**

The purpose of the Nam Tai Electronics, Inc. 2006 stock option plan (the "Plan") is to promote the growth and general prosperity of Nam Tai Electronics, Inc., (the "Company") and its subsidiaries. The granting of options will help the Company attract and retain the best available persons for positions of substantial responsibility and will provide employees, directors, consultants and advisors with an additional incentive to contribute to the success of the Company and its subsidiaries. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

2. **Effective Date of the Plan**

The Plan shall become effective on February 10, 2006, the date adopted by the Board of Directors; *provided, however,* that no options may be granted under this Plan unless and until the Plan has been approved by holders of the outstanding common shares of the Company.

3. **Stock Subject to Plan**

The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is two million (2,000,000) shares subject to the adjustments provided in Section 16 below. Two million of the authorized but unissued common shares of the Company as of February 10, 2006 will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in Section 16 below; *provided, however,* that the number of such authorized but unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding stock has been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan; and *provided, further, however,* that, subject to the provisions of Section 12 hereof, at no time shall there be any options granted under this Plan at any time when the total number of common shares covered by outstanding options granted under this Plan and all other compensatory stock options plans of the Company, the primary purpose of which is to benefit employees or directors of the Company, exceed ten percent (10%) of the then outstanding common shares of the Company. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

4. **Administration**

The Board of Directors or a committee referred to in Section 5 (hereinafter referred to as the "Committee") shall administer the Plan. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if established, shall have complete authority, in its discretion, to determine those key employees, directors, consultants and advisors (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board of Directors or the Committee, if established, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment, directorship or consultancy of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board of Directors or the Committee, if established, may take into account the nature of the services rendered by respective participants, their present and potential contributions to the success of the Company or its subsidiaries, and such other factors as the Board of Directors or the Committee, if established, in its discretion shall deem relevant. The Board of Directors or the Committee, if established, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and relations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. The determinations of Board of Directors or the Committee, if established, on the matters referred to in this Section 4 shall be conclusive.

5. Committee

The Committee, if established, shall consist of not less than three members of the Board of Directors of the Company. The Committee, if established, shall be established from time to time by the Board of Directors, which may from time to time appoint members of the Board in substitution for members of the Committee previously appointed and may fill vacancies, however caused, in the Committee. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by at least a majority of its members. Any decision or determination reduced to writing and signed by all of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee shall also have express authorization to hold committee meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

6. Eligibility

(a) Except for an annual grant of options to directors as provided in Section 6(b) below, an option may be granted under the Plan only to officers or other key employees, consultants or advisors of the Company or of its present and future subsidiary corporations.

(b) At each annual meeting of shareholders, each <u>non-employee</u> director elected at the meeting shall thereupon be granted options to purchase <u>15,000 shares</u> ("Directors' Options") subject always to the provisions under Section 3 of this Plan. Such Directors' Options shall be granted only to the extent they have not been granted under other compensatory stock option plans of the Company. The option price of Directors' Options shall be equal to 100% of the fair market value of the shares on the date of grant and the Directors' Options shall have a term of three years, subject to earlier termination as provided for optionees generally under Section 13 "Exercise of Options."

(c) The granting of an option to any participant shall not confer upon that participant any right to continue in the employ, directorship, consultancy or other relationship of or with the Company or of any subsidiary of the Company and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment, consultancy or other relationship of the participant at any time.

7. Option Price

Except with respect to Directors' Options, the Board of Directors or the Committee, if established, in its discretion, will determine the option price at the time the option is granted. While the Board of Directors or the Committee, if established, shall have complete and sole discretion in determining the option price and it shall be the policy of the Company not to grant options that are exercisable at less than 100% of the fair market value of the common stock on the date of grant, except in the most unusual circumstances as shall be determined by the Board of Directors or the Committee, if established, at the time of specific grants. Unless such action is approved by shareholders or results from adjustments pursuant to Section 16 of the Plan, the option price applicable to any outstanding option shall not be reduced.

8. Date of Option Grant

An option shall be considered granted on the date the Board of Directors or the Committee, if established, acts to grant the option, or such date thereafter as the Board of Directors or the Committee, if established, shall specify.

9. Term of Plan

The Board of Directors, without further approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

10. Term of Options

The term of each option granted under the Plan will be for such period (hereinafter referred to as the "Option Period") not exceeding ten (10) years from the date of grant as the Board of Directors or the Committee, if established, shall determine. Each option shall be subject to earlier termination as described under Section 13 "Exercise of Options."

11. Rules Applicable to Certain Dispositions

(a) Notwithstanding the foregoing provisions of Section 10, in the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, each option (whether or not then exercisable by its terms) shall become immediately exercisable with respect to the full number of shares subject to that option during the period commencing as of the date of execution of such agreement and ending as of the earlier of:

(i) the expiration date of the option; or

(ii) the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

The exercise of any option that was made exercisable solely by reason of this Subsection 11(a) shall be conditional upon the consummation of the disposition of assets or stock under the above referenced agreement. Upon the consummation of any such disposition of assets or stock, the Plan and any unexercised options issued hereunder (or any unexercised portion thereof) shall terminate and cease to be effective.

b) Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

(i) any unexercised installments of any option that had become exercisable solely by reason of the provisions of Subsection 11(a) shall again become unexercisable as of said termination of such agreement, and

(ii) the exercise of any option that had become exercisable solely by reason of this Subsection 11(a) shall be deemed ineffective and such option installments shall again become unexercisable as of said termination of such agreement

(c) Notwithstanding the provisions set forth in Subsection 11(a), the Board of Directors or the Committee, if established, may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the "Surviving Corporation"), arrange for the optionee to receive upon surrender of optionee's options new options covering shares of the Surviving Corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new options immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the Surviving Corporation shall be no more than the excess of the aggregate fair market value of all shares subject to the old option immediately before consummation of such disposition of stock or assets over the aggregate option price of such shares of the Company, and the new options shall not give the optionee additional benefits which such optionee did not have under the old option or deprive the optionee of benefits which the optionee had under the old option. If such substitution of options is effectuated, the optionee's rights under the old option shall thereupon terminate.

12.Mergers and Acquisitions

If the Company at any time should succeed to the business of another corporation through a merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the Plan to option holders of such corporation or its subsidiaries, in substitution for options or rights to purchase stock of such corporation held by them at the time of succession. The Board of Directors or the Committee, if established, shall have sole and absolute discretion to determine the extent to which such substitute options shall be granted (if at all), the person or persons within the eligible group to receive such substitute options (who need not be all option holders of such corporation), the number of options to be received by each such person, the option price of such options, and the terms and conditions of such substitute options. The provisions of the second sentence of the second proviso of Section 3 shall not be applicable to such substituted options.

13.Exercise of Options

Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if established, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employment of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to Company in U.S. dollars or the Hong Kong dollar equivalent of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

14.Nontransferability

Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

15. Agreements

Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board of Directors or the Committee, if established, shall from time to time adopt.

16. Adjustment of Number of Shares

(a) Authority of the Company and Stockholders

The existence of the Plan, an option certificate and any option granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, re-organization or other change in the Company's capital structure or business, any merger or consolidation of the Company, any issue of stock or options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the common shares or the rights thereof or which are convertible into or exchangeable for common shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) Change in Capitalization

Notwithstanding any provision of the Plan, the number and kind of shares authorized for issuance under Section 3, the number of options to be granted to non-employee directors pursuant to Section 6(b), may be equitably adjusted in the sole discretion of the Board of Directors or the Committee, if established, in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase common shares at a price substantially below fair market value or other similar corporate event affecting the common shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding options and the number and kind of shares subject to any outstanding option and the exercise price per share under any outstanding option (including any Directors' Option) may be equitably adjusted (including by payment of cash to a participant) in the sole discretion of the Board of Directors or the Committee, if established, in order to preserve the benefits or potential benefits intended to be made available to participants granted options. Such adjustments shall be made by the Board of Directors or the Committee, if established, in its sole discretion, whose determination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Board of Directors or the Committee, if established, such adjusted options shall be subject to the same restrictions and the same vesting schedule to which the underlying option is subject.

17. Amendments

Except as otherwise provided herein, the Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board of Directors may deem advisable. Notwithstanding the foregoing, the Board of Directors shall not, without shareholders' approval, amend the Plan to (i) increase the maximum aggregate number of shares which may be issued pursuant to the Exercise of Options under the Plan, (ii) change the manner of determining the option price or, except for adjustments resulting from the operation of Section 16 of the Plan, permit the reduction of the option price of an outstanding option, (iii) change the classes of persons eligible to receive options under the Plan or (iv) grant any options under the Plan to directors otherwise than as expressly set forth herein. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.

IN WITNESS WHEREOF, the Board of Directors of the Company has approved this Plan on February 10, 2006.

NAM TAI ELECTRONICS, INC.



Ming Kown Koo
Chairman of the Board

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to

or

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-16673

Nam Tai Electronics, Inc.

(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, $0.01 par value per share

Securities registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of December 31, 2005, there were 43,505,586 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ None-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17. ☐ Item 18. ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

TABLE OF CONTENTS

SIGNATURES AND CERTIFICATIONS

Consents of Independent Registered Public Accounting Firm (for incorporation of their report on Financial Statements into the Company's Registration Statements on Form S-8)

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under Item 3. Key Information.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publishes its financial statements in United States dollars.

PART I

Unless the context otherwise requires, all references in this annual report, or Report, to "Nam Tai", or "we", or "our", or "us", and the "Company" refer to Nam Tai Electronics, Inc. and its consolidated subsidiaries and their respective predecessors. References to "U.S. dollars", "dollars" or $ are to United States dollars.

Item 1. *Identity of Directors, Senior Management and Advisors*

Not applicable.

Item 2. *Offer Statistics and Expected Timetable*

Not applicable.

Item 3. *Key Information*

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in United States dollars. The following selected statements of income data for each of the three years in the period ended December 31, 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our consolidated financial statements and notes thereto included in this Report. The selected statements of income data for each of the two year periods ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 were derived from our audited financial statements, which are not included in this Report. The following data should be read in conjunction with the Section of the Report entitled Item 5, Operating and Financial Review and Prospects, and our consolidated financial statements including the related footnotes. All reference to numbers of common shares, per share data and stock option data have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 on a retroactive basis and for the purposes of earnings per share calculation, all references to numbers of common shares, and per share data have been adjusted to reflect an issuance of a stock dividend to shareholders at a ratio of one dividend share for every ten shares, or a ten-for-one stock dividend, effective on November 7, 2003.

	Year ended December 31,				
	2001	2002	2003	2004	2005
			(in thousands)		
Consolidated statements of income data:					
Net sales — third parties	$212,934	$228,167	$385,524	$499,680	$791,042
Net sales — related party	21,072	7,849	20,782	34,181	6,195
Total net sales	234,006	236,016	406,306	533,861	797,237
Cost of sales	203,974	197,956	340,016	457,385	704,314
Gross profit	30,032	38,060	66,290	76,476	92,923
Operating costs and expenses:					
Selling, general and administrative	21,974	17,983	24,866	28,053	33,057
Research and development	2,954	2,686	4,037	5,045	7,210
Impairment of goodwill	—	339	—	—	—
Total operating expenses	24,928	21,008	28,903	33,098	40,267
Income from operations	5,104	17,052	37,387	43,378	52,656
Other income (expenses) — net	989	(8,418)	(815)	(1,012)	(125)
Dividend income received from marketable securities and investment	525	917	3,714	18,295	579
Gain on sale of subsidiaries' shares	—	17	1,838	77,320	10,095
Gain on disposal of an affiliated company	—	—	—	—	3,631
Gain (Loss) on disposal of marketable securities	—	642	—	—	(3,686)
Impairment loss on marketable securities	—	—	—	(58,316)	(6,525)
Interest income	1,195	799	788	1,110	3,948
Interest expense	(178)	(790)	(121)	(195)	(438)
Income before income taxes and minority interests	7,635	10,219	42,791	80,580	60,135

	2001	2002	Year ended December 31, 2003	2004	2005
			(in thousands, except per share data)		
Income taxes expenses	(227)	(773)	(399)	(879)	(651)
Income before minority interests and equity in income (loss) of affiliated companies	7,408	9,446	42,392	79,701	59,484
Minority interests	(230)	(164)	(1,067)	(6,010)	(7,992)
Income after minority interests	7,178	9,282	41,325	73,691	$51,492
Equity in income (loss) of affiliated companies	1,867	10,741	498	(6,806)	(186)
Discontinued operation	—	—	1,979	—	—
Net income	$ 9,045	$20,023	$43,802	$66,885	$51,306
Earnings per share:					
Basic	$ 0.27	$ 0.57	$ 1.09	$ 1.57	$ 1.19
Diluted	$ 0.26	$ 0.57	$ 1.07	$ 1.57	$ 1.19
Income from continuing operations per share:					
Basic	$ 0.27	$ 0.57	$ 1.04	$ 1.57	$ 1.19
Diluted	$ 0.26	$ 0.57	$ 1.02	$ 1.57	$ 1.19
Weighted average shares:					
Basic	33,905	34,885	40,336	42,496	42,945
Diluted	34,298	35,430	40,839	42,548	43,169

	2001	2002	At December 31, 2003	2004	2005
			(in thousands, except per share data)		
Consolidated balance sheet data:					
Cash and cash equivalents	$ 58,676	$ 82,477	$ 61,827	$160,649	$213,843
Working capital	83,525	87,184	93,474	218,243	234,674
Land use right and property, plant and equipment — net	70,414	75,914	77,647	97,441	100,741
Total assets	224,573	275,086	297,695	460,473	520,011
Short-term debt, including current portion of long-term debt	3,687	14,970	3,004	4,955	9,400
Long-term debt, less current portion	12,860	2,812	1,688	5,163	2,850
Total debt	16,547	17,782	4,692	10,118	12,250
Shareholders' equity	169,351	202,128	217,118	305,053	310,391
Common shares	312	360	412	426	435
Total dividend per share	0.13	0.49	1.00	0.48	1.32
Total number of common shares issued	34,326	39,665	41,231	42,665	43,506

Note: Working Capital represents the excess of current assets over current liabilities.

Risk Factors

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with this "safe harbor", we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statements are qualified by reference to the following cautionary statements:

Risks Related to Our Business

We are dependent on a few large customers, the loss of any of which could substantially harm our business and operating results.

Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2003, 2004 and 2005, sales to our customers accounting for 10% or more of our net sales aggregated approximately 46.7%, 47.9%, and 57.7%, respectively, of our net sales. The loss of Sanyo Epson Imaging Devices (HK) Limited (formerly known as Epson Precision (HK) Ltd.), Sharp Corporation or Wuxi Sharp Electronic Components Co., Ltd., each of which accounted for more than 10% of our net sales during 2005, or a substantial reduction in orders from any of them, would materially and adversely impact our business and operating results.

Our quarterly and annual operating results are subject to significant fluctuations due to a wide variety of factors.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:

- the timing, cancellation or postponement of orders;
- the type of product and related margins;
- our customers' announcement and introduction of new products or new generations of products;
- the life cycles of our customers' products;
- our timing of expenditures in anticipation of future orders;
- our effectiveness in managing manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components; and
- the mix of orders filled.

The volume and timing of orders received during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.

As a consequence of any of the above factors, our results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common shares. Our results of operations in future periods may fall below the expectations of public market analysts and investors or projections provided by the Company. This failure to meet expectations could cause the trading price of our common shares to decline substantially.

Cancellations or delays in orders could materially and adversely affect our gross margins and operating income.

Sales to our original equipment manufacturer, or OEM, customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers' rolling forecasts. Further, during times of potential component shortages, we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-down of raw material inventory that could materially and adversely affect our business and operating results.

We do not have long-term purchase commitments from our customers and the life cycles of their products (and therefore ours) may be short, so our future revenues are difficult to predict.

As our customers do not have long-term purchase commitments with us and our sales are made on individual purchase orders, our customers may cancel or defer purchase orders. In addition, the life cycles of our customers' products (and therefore ours) may be insufficient to ensure that these increased costs can be offset. Our customers' purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. Further, we do not typically operate with any significant backlog in orders, and this makes it difficult for us to forecast our revenues, plan our production and allocate resources for future periods (including our capital expenditures). There can be no assurance that the volume of our customers' orders will be consistent with prior periods or with our expectations. Accordingly, our results of operations may fluctuate significantly in the future. Such fluctuations may adversely affect our liquidity, profitability, results of operations and financial condition.

Our business has been characterized by a rapidly changing mix of products and customers.

Our business has been characterized by a rapidly changing mix of products and customers, driven in significant part by changes in demand for consumer electronics as well as technological innovation. We are engaged in the production of Bluetooth™ wireless headsets, printed circuit board assembly, or PCBA, for Bluetooth^{TM} headsets, radio frequency, or RF, modules, thin film transistor liquid crystal display, or TFT LCD, modules, color LCD modules and complementary metal oxide semiconductor, or CMOS, sensor modules, flexible printed circuit, or FPC, sub-assemblies and digital audio broadcast, or DAB, modules. We expect that a substantial portion of our growth will come from the manufacturing of these products. Certain products have become less economically significant to us over time, such as monochrome LCD modules for mobile phone headsets, which sales have dropped significantly in each of the past three years since 2002 as end use customers are increasingly choosing color LCD panels instead. We expect that our current mix of customers and products will continue to change rapidly, and we believe this to be relatively common in the electronics manufacturing services, or EMS, industry. If the products that we or our customers manufacture become obsolete or otherwise less profitable and we are not able to diversify our current product offerings or customer base in a timely manner, our business would be materially and adversely affected.

There may not be a sufficient market for new products that our customers or we develop.

Our customers may not develop new products in a timely and cost-effective manner, or the market for products they choose to develop may not grow or be sustained in line with their expectations. This would reduce the overall businesses they outsource, which would seriously affect our business and operating results. Even if we develop capabilities to manufacture new products, there can be no guarantee that a market exists or will develop for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture new products, like the investment in our new factory, for which a market does not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.

Our inability to utilize capacity at our new factory could materially and adversely affect our business and operating results.

In order to expand our production capacity, we have built a new factory consisting of approximately 265,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, the People's Republic of China, or China or the PRC. The construction was completed in December 2004 and we commenced full operations at the new manufacturing site in April 2005. As of December 31, 2005, we had incurred approximately $25.8 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from our internal resources. We have committed substantial expenditures and resources constructing and equipping this factory but cannot guarantee that we will be able to fully utilize such additional capacity. Our factory utilization is dependent on our success in providing manufacturing services for new or other products that we intend to produce at that factory, such as mobile phone accessories, CMOS sensor modules for cellular phones and entertainment devices at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our new factory.

We face increasing competition, which has had and could continue to have an adverse effect on our margins.

Although certain barriers to entry exist in the EMS industry, including technical expertise, substantial capital requirements, difficulties relating to building customer relationships and a large customer base, the barriers to entry are comparatively low and we are aware that manufacturers in Hong Kong and China may be developing or have developed the required technical capability and customer base to compete with our existing business.

Competition in the EMS industry is intense and is characterized by price erosion, rapid technological change, and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. Continuing competitive pressures could materially and adversely affect our business and operating results. Over the last several years our margins have declined substantially, from 12.8% in 2001 to approximately 11.7% in 2005. Continuing competitive pressures could materially and adversely affect our business and operating results.

We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do.

The EMS we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. We believe our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. We believe our principal competitors in the manufacturing of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. We believe our competitors in the manufacturing of image capturing devices and their modules include Lite-On Technology Corporation,

The Primax Group and Logitech International S.A. We believe our principal competitors in the manufacturing of mobile phone accessories include Elcoteq Network Corp, Balda-Thong Fook Solutions Sdn. Bhd. and WKK International (Holdings) Ltd. We believe our competitors in the manufacturing of RF modules include Wavecom and WKK International (Holdings) Ltd. We believe our competitors in the manufacturing of LCD panels include Truly International Holdings Ltd., Elec & Eltek International Holdings Limited and Varitronix International Ltd. We believe we also have numerous competitors in the telecommunication, sub-assemblies and components product lines, including Philips, Samsung, Solectron and Varitronix International Ltd. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.

We must spend substantial amounts to maintain and develop advanced manufacturing processes and engage additional engineering personnel in order to attract new customers and business.

We operate in rapidly changing industries. Technological advances, the introduction of new products and new manufacturing and design techniques could materially and adversely affect our business unless we are able to adapt to those changing conditions. As a result, we are continually required to commit substantial funds for, and significant resources to, engaging additional engineering and other technical personnel and to purchase advanced design, production and test equipment.

Our future operating results will depend to a significant extent on our ability to continue to provide new manufacturing solutions that compare favorably on the basis of time to introduction, cost, and performance with the manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including:

- utilization of advances in technology;
- development of new or improved manufacturing processes for our customer's products;
- delivery of efficient and cost-effective services; and
- timely completion of the manufacture of new products.

We generally have no written agreements with suppliers to obtain components and our margins and operating results could suffer from increases in component prices.

We are sometimes responsible for purchasing components used in manufacturing products for our customers. We do not have written agreements with some of our suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could materially and adversely affect our gross margins and operating results.

Our business and operating results would be materially and adversely affected if our suppliers of needed components fail to meet our needs.

At various times, we have experienced and expect to continue to experience shortages of some of the electronic components that we use, and suppliers of some components lack sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our gross margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain of the components that we use in our business. For example, we purchase most of our integrated circuits from Cambridge Silicon Radio Plc, Toshiba Corporation and Sharp Corporation and certain of their affiliates. If we were to be unable to continue to purchase components from these limited source suppliers, our business and operating results would be materially and adversely affected.

Factors affecting the electronics industry in general and our customers in particular could harm our operations.

Most of our sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and short product life cycles. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our business and operating results. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, including their products that use RF modules, color straight-twisted nematic, or STN, LCD modules, TFT LCD modules, CMOS sensor modules, FPC sub-assemblies and DAB modules, some of which may be new and untested. If our customers' products become obsolete, fail to gain widespread commercial acceptance or become the subject of intellectual property disputes, our business and operating results could be materially and adversely affected.

As we currently only operate one production facility for each of our subsidiaries, our business may be materially and adversely affected if the facility of any of our major subsidiaries were to be shut down.

Our turnover has been substantially obtained from manufacturing completed at the production facilities of our subsidiaries, located in Baoan, Shenzhen. If any of the production facilities of our subsidiaries were to be shut down for any reason, our business may be materially and adversely affected.

Future acquisitions or strategic investments may not be successful and may harm our operating results.

An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies and products, augment our market coverage and distribution ability or enhance our technological capabilities.

Future acquisitions or strategic investments could have a material adverse effect on our business and operating results because of:

- possible charges to operating results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets;
- potential increase in our expenses and working capital requirements and the incurrence of debt and contingent liabilities;
- difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations;
- diversion of our capital and management's attention to other business concerns;
- risks of entering markets or geographic areas in which we have limited prior experience; or
- potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

For example, in September 2004, we made an impairment to write down our $10.0 million investment in Alpha Star Investments Ltd., or Alpha Star, to its fair value of approximately $3.0 million, based on a valuation report from an external valuation firm. During 2005, this affiliated company continued to be loss making. In August 2005, we disposed of our entire stake in Alpha Star to the majority shareholders of Alpha Star with sales proceeds of $6.5 million, resulting in an accumulated net realized loss of $3.5 million.

In addition, we also disposed of our entire stake in TCL Communication Technology Holdings Limited, or TCL Communication, during the period from August 2005 to December 2005 for total sales proceeds of approximately of $11.0 million, which resulted in a net realized loss of $68.5 million as compared to the cost of investment of $79.5 million. Losses include $58.3 million impairment loss made in December 2004, $6.5 million impairment loss made in June 2005 and $3.5 million realized loss recorded in the second half of 2005.

Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the Cayman Islands, Hong Kong, Macao, Japan and China. We have administrative offices in Hong Kong and Macao. We manufacture all of our products in China. As of December 31, 2005, approximately 99.6% of the net book value of our total property, plant and equipment is located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

- changes in economic and political conditions and in governmental policies;
- changes in international and domestic customs regulations;
- wars, civil unrest, acts of terrorism and other conflicts;
- changes in tariffs, trade restrictions, trade agreements and taxation;
- difficulties in managing or overseeing foreign operations; and
- limitations on the repatriation of funds because of foreign exchange controls.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and decrease the profitability of our operations in that region.

Our operating results could be negatively impacted by seasonality.

Historically, our sales and operating results have been affected by seasonality. Sales of calculators, personal organizers and linguistic products are typically higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, our consumers' orders for electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Chinese New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance.

Our results could be adversely affected if we have to comply with new environmental regulations.

Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although it has not been alleged that we have violated any current environmental regulations by China government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.

Our insurance coverage may not be sufficient to cover the risks related to our operations and losses.

We have not experienced any major accidents in the course of our operations which have caused significant property damage or personal injuries. However, there is no assurance that we will not experience major accidents in the future. Although we have purchased the necessary insurances, including a business interruption policy, a fidelity guarantee policy and policies covering losses or damages in respect of buildings' machinery, equipment and inventories, the occurrence of certain incidents such as earthquake, war, pandemics, and flood, and the consequences resulting from them, may not be covered adequately, or at all, by the insurance policies under which we are protected. We also face exposure to product liability claims in the event that any of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. We only have product liability insurance for some of our products. Losses incurred or payments we may be required to make, may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

We are a defendant in putative class action lawsuits and this litigation could adversely affect our business regardless of the final outcome.

On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purport to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai's LPT segment. Our motion to dismiss the Actions was denied on September 27, 2004. On May 27, 2005, the plaintiffs moved to certify the Actions as a class action with an individual, Douglas Ward, as the named class representative. We filed our opposition to the motion on June 20, 2005. The court heard oral argument on the motion on July 26, 2005, and has not yet ruled on the motions. On October 7, 2005, the plaintiffs filed a Second Amended Consolidated Class Action Complaint which contained substantive allegations that did not vary from the previously filed Actions and added an additional individual, Michael Rocco, as a named class representative. After class representative discovery on February 10, 2006, plaintiffs filed their motion for class certification with Michael Rocco as an added class representative. Nam Tai filed its opposition papers on March 3, 2006. The motion is scheduled for oral argument on April 17, 2006. Nam Tai believes it has meritorious defenses and it intends to defend the case vigorously. Nam Tai is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined. However, this litigation could be very costly and divert our management's attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, for this lawsuit and we will have to pay the costs of the defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results. Please see Item 8. "Financial Information — Legal Proceedings — Putative Class Actions" for more information.

We may be unable to succeed in recovering on our judgment debts against Tele-Art, Inc.

We have two judgments in our favor against Tele-Art, Inc. awarded by The High Court of Justice in the British Virgin Islands for approximately $38.0 million (including interest, costs, and related expenses). Because Tele-Art, Inc. is in liquidation, we may not realize the entire amount of our judgments, and the actual amount of the recovery, if any, is uncertain and dependent on a number of factors. We may incur substantial additional costs in pursuing our recovery, and such costs may not be recoverable. Please see Item 8. "Financial Information — Legal Proceedings — Tele-Art Litigation" for more information.

We could become involved in intellectual property disputes.

We do not have any patents, licenses, or trademarks material to our business. Instead, we rely on trade secrets, industry expertise and our customers sharing of intellectual property with us. However, there can be no assurance that such intellectual property is not in violation of that belonging to other parties. We may be notified that we are infringing patents, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of resources and could materially and adversely affect our business and operating results.

We depend on our executive officers and skilled management personnel.

Our success depends to a large extent upon the continued services of our executive officers. Generally, our employees are bound by employment or non-competition agreements. However, we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so our business and our ability to continue to grow could be harmed. We maintain no key person insurance on these individuals. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results.

We may not pay dividends in the future.

Although we have declared dividends during each of the last twelve years, we may not be able to declare them or may decide not to declare them in the future. Our China subsidiaries are required to reserve 11% of their profits for future development and staff welfare, which may affect our ability to declare dividends. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.

We are subject to the risk of increased taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law. We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes.

Several places in which we are located allow for tax holidays or provide other tax incentive to attract and retain business. We have obtained holidays or other incentives where available. Our taxes could increase if certain tax holidays or incentives are retracted, or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased.

Recently enacted changes in the securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that act, the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, have promulgated new rules on a variety of subjects. Compliance with these new rules as well as the Sarbanes-Oxley Act of 2002 has increased our legal, financial and accounting costs, and we expect these increased costs to continue indefinitely, particularly as new rules and regulations, including Section 404 of the Sarbanes-Oxley Act of 2002, come into effect. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be forced to accept reduced coverage or incur substantially higher costs to obtain coverage. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers.

Risks Related to Our Operations in China, Hong Kong, Macao and Japan

Our manufacturing facilities are located in China and several of our customers and suppliers are located in Hong Kong and China. Our subsidiaries are located in China, Hong Kong, Macao and Japan. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China, Hong Kong, Macao and Japan, which are discussed in more detail below.

We are exposed to risks associated with doing business in China.

Our principal manufacturing operations are located in Shenzhen, China. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Under international pressure, the Chinese government in July 2005 allowed the RMB to appreciate and our operating cost has increased accordingly. Should the Chinese government allow a further and significant RMB appreciation, our operating costs could further increase and could adversely affect our financial results.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy and toward, or even nationalize, private enterprise, may adversely affect our business, operating results and financial condition.

Our production facilities are located in China. China's economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in respect of various areas such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, China's economy was a planned economy. Subsequently, increasing emphasis has been placed on the utilization of market forces in the development of China's economy, including the encouragement of private economic activities and decentralization of economic regulation with a move towards a market economy. However, the Chinese government still retains a large role in industrial output (which is majority state-owned), the allocation of resources, production, pricing and management, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform and they may significantly alter them to our detriment from time to time without notice. Furthermore, we may not in all cases be able to capitalize on the economic reform measures adopted by the Chinese government. Our operations and financial results could be adversely affected by changes in political, economic and social conditions or the relevant policies of the Chinese government, such as changes in laws and regulations (or the interpretations thereof), measures which might be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China. Furthermore, a significant portion of economic activities in China are export-driven at present and, therefore, are affected by development in the economies of the China's principal trading partners and other export-driven economies.

The Chinese legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our factories and to do business.

We do not own, on a freehold basis, the land on which our factories in China are located, but instead, on a leasehold basis. We occupy our principal manufacturing facilities under land use agreements with agencies of the Chinese government and we occupy other facilities under lease agreements with the relevant lessor. The performance of these agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Fire, severe weather, flood or earthquake could cause significant damage to our facilities in China and disrupt our business operations.

Our products are manufactured exclusively at our factories located in China. Fire fighting and disaster relief or assistance in China is not well developed. Material damage to, or the loss of, our factories due to fire, severe weather, flood, earthquake or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and operating results. In addition, any interruptions to our business caused by such disasters could harm our business and operating results.

Controversies affecting China's trade with the United States could harm our results of operations or depress our stock price.

While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive resulting in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common shares.

A deterioration of relations between China and Japan may harm our business.

While our production base is located in China, we derive a substantial amount of our sales from Japanese customers. With respect to our major customers accounting for 10% or more of our net sales, our Japanese customers represented approximately 46.7%, 37.7% and 57.7% of our net sales for each of the years ended December 31, 2003, 2004 and 2005, respectively. Our business is therefore vulnerable to any deterioration of relations or disruption of trade between China and Japan.

Beginning in the spring of 2005, relations between China and Japan grew increasingly strained. This culminated in a week of anti-Japan protests throughout China which included attacks on Japanese citizens and property and a boycott on Japanese imports. Should this situation continue or worsen, our Japanese customers may be less willing or otherwise less able to purchase our products. More broadly, companies based in Japan may become reluctant to outsource manufacturing to us and other EMS providers based in China. This could materially and adversely affect our business and operating results. There can also be no assurance that our operations in China will not be targeted by anti-Japan protestors or boycotts due to the presence of our Japanese managers and employees and our relationships with Japanese customers. Any harm caused to our facilities or personnel, or any boycott targeting us, could materially and adversely affect our business and operating results.

Payment of dividends by our subsidiaries in China to us are subject to restrictions under Chinese law.

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in China refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to Chinese enterprises, or China GAAP, less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in China may not be able to pay any dividend in a given year as determined under U.S. GAAP. Accordingly, since we derive a majority of our profits from our subsidiaries in China, we may not have sufficient distributable profits to pay dividends to our shareholders.

Changes to Chinese tax laws and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.

Under applicable Chinese law, we have been afforded a number of tax concessions by, and tax refunds from, the Chinese tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese manufacturing operations. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Following the Chinese government's program of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds. For example, the tax reform of reducing the VAT tax refund from 17% to 13%, with effect from January 1, 2004, has adversely affected our margins.

Our results could be affected by changes in foreign exchange regulations of China.

Some of our earnings are denominated in RMB. The People's Bank of China, or PBOC, and the State Administration of Foreign Exchange, or SAFE, regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the PBOC publishes a daily exchange rate for RMB based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to the market conditions. Since 1996, a number of rules, regulations and notices regarding foreign exchange control have been issued by the Chinese government which are designed to provide for greater convertibility of RMB. Under such regulations, any foreign investment enterprise, or FIE, must establish a "current account" and a "capital account" with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends on the basis of the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign exchange for loans, capital contributions and the purchase of fixed assets, continues to be subject to limitations and requires the approval of SAFE. Our subsidiaries in China are all FIEs and under the relevant laws of China to which such regulations apply. However, there can be no assurance that we will be able to obtain sufficient foreign exchange to make relevant payments or satisfy other foreign exchange requirements in the future.

Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen, Hong Kong dollar or Chinese renminbi could increase our expenses.

Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains of approximately $2.5 million during the year ended December 31, 2005, total foreign exchange gains of $189,000 during the year ended December 31, 2004 and total foreign exchange losses of $62,000 during the year ended December 31, 2003. We sell most of our products in United States dollars and pay our expenses in United States dollars, Japanese yen, Hong Kong dollars, and RMB. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from material purchases we make in Japanese yen and RMB. Approximately 16%, 6% and 3% of our material costs have been in Japanese yen during the years ended December 31, 2003, 2004 and 2005, respectively, but sales made in Japanese yen only accounted for 11%, 4% and 2%, respectively, of our sales for each of the last three years. Approximately 4%, 4% and 3%, respectively, of our material costs have been in RMB during the years ended December 31, 2003, 2004 and 2005, respectively. However, sales in RMB accounted for 0%, 8% and 3%, respectively, of our sales for each of the last three years. An appreciation of the Japanese yen or RMB against United States dollars would increase our costs when translated into United States dollars and would materially and adversely affect our margins unless we made sufficient sales in Japanese yen to offset against material purchases made in the corresponding currency.

Approximately 3% and 4% of our revenues and 10% and 9% of our total costs and expenses were in RMB and Hong Kong dollars, respectively, during the year ended December 31, 2005. An appreciation of the RMB or Hong Kong dollars against United States dollars would increase our expenses when translated into United States dollars and could materially and adversely affect our margins. In addition, a significant devaluation in the RMB or Hong Kong dollars could harm our business if it destabilizes the economy of China or Hong Kong, creates serious domestic problems or increases our borrowing costs.

We have suffered losses from hedging against our currency exchange risk.

From time to time, we have attempted to hedge our currency exchange risk. We did not engage in currency hedging transactions for fiscal year 2003, 2004 and 2005. We have experienced in the past and may experience in the future losses as a result of currency hedging.

Political and economic instability in Hong Kong could harm our operations.

Some of our subsidiaries' offices and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was resumed by China effective July 1, 1997. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China's political system and policies are not practiced in Hong Kong. Under the principle of "one country, two systems", Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong's future prosperity in its role as a hub and gateway to China after China's accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could materially and adversely impact our business and operating results.

Power shortages in China could affect our business.

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

The spread of severe acute respiratory syndrome, avian influenza or similar illnesses may have a negative impact on our business and operating results.

In March 2003, several economies in Asia, including Hong Kong and southern China, where our operations are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of a serious outbreak of SARS, it may adversely affect our business and operating results. For example, the future SARS outbreak could result in quarantines or closures to some of our factories if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers and suppliers and our business and operating results.

In addition, there has recently been an outbreak of avian influenza in humans and has proven to be fatal in Asian countries, including China, Cambodia, Indonesia, Thailand, and Vietnam. Since then, avian influenza has spread to other parts of the world, including Europe, Africa and the Middle East. As the human death toll continues to grow, many are concerned that the virus will mutate and trigger a human pandemic. If such an outbreak were to spread to southern China, where our operation facilities are located, it may adversely affect our business operating results.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in number of countries. There are risks inherent in doing business in international markets, including:

- Difficulties in staffing and managing international operations;
- Compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;
- Exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;
- Exposure to fluctuations in the value of local currencies;
- Changes in value-added tax or VAT reimbursement;
- Imposition of currency exchange controls; and
- Delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

Risks Related to Our Industry

We are exposed to general economic conditions. Any slowdown in the technology products industry may affect our business and operating results adversely.

As a result of the economic downturn in the United States and internationally, and reduced capital spending, sales to OEMs in the electronics industry declined beginning in the second quarter of fiscal year 2001 and continuing through 2002. Lower consumer demand and high customer inventory levels have resulted in the delay and cancellation of orders for nearly all types of electronic products. As a result of order cancellations in 2001, we were required to write down slow-moving inventory, which materially and adversely impacted our net income in 2001. Although the industry experienced a recovery since 2003, we cannot assure you that this recovery is sustainable or that the industry will not further decline. If the economic conditions in the United States or the other markets we serve worsen, particularly in the electronics and contract manufacturing businesses particularly, or if a wider or global economic slowdown occurs, this could materially and adversely impact our business and operating results.

Our business and operating results are dependent on growing global outsourcing trends.

Over the last two decades, the EMS industry experienced rapid change and growth as the capabilities of EMS companies continued to expand and consumer electronic product manufacturers adopted, and became increasingly reliant on, manufacturing outsourcing strategies to remain competitive. Despite the slow down of the EMS industry in 2001 and 2002 as a result of consumer electronic product manufacturers' decreasing production requirement, growth has been renewed since 2003 and we believe that the EMS industry has the potential for further growth as many consumer electronic product manufacturers continue to favor outsourcing over internal manufacturing, and the market for outsourcing, as a whole, continues to flourish. However, there can be no assurance that the trends of adopting manufacturing outsourcing strategies by consumer electronic product manufacturers will continue to grow. If the growing outsourcing trends discontinue, this could materially and adversely impact our business and operating results.

Actual or perceived health risks associated with the use of mobile phone handsets or other communications equipment could negatively affect our business.

There have been public concerns about health risks arising from electromagnetic fields generated by mobile phone handsets. Any perceived risks or new findings, regardless or their scientific basis, concerning the potential adverse health effects of communications equipment could negatively affect our reputation and brand value, or that of our direct or indirect customers, and could result in a reduction in sales. We cannot assure you that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business.

Risks Related to Ownership of Our Common Shares

The market price of our shares will likely be subject to substantial price and volume fluctuations.

The markets for equity securities have been volatile and the price of our common shares has been and could continue to be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options could also materially and adversely affect the prevailing market price of our common shares.

Further, the stock markets have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares.

The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.

On March 1, 2006, members of our senior management and Board of Directors as a group beneficially owned approximately 29.1% of our common shares. As a result, acting together, they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

If we do not receive an unqualified opinion on the adequacy of our internal control over financial reporting as of December 31, 2006 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company's internal control structure and procedures over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company's internal control structure and procedures over financial reporting. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control structure and procedures over financial reporting. While we intend to conduct a rigorous review of our internal control structure and procedures over financial reporting in order to assure compliance with Section 404 requirements, if our independent public accountants interpret Section 404 requirements and the related rules and regulations differently from us or if our independent public accountants are not satisfied with our internal control structure and procedures over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management's assessment or issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

Changes to financial accounting standards may affect our reported results of operations and could result in a decrease in the value of our shares.

The Financial Accounting Standards Board published amendments to Statement of Financial Accounting Standards No. 123 (revised) in December 2004 with effect from the beginning of the first interim or annual reporting period that begins after June 15, 2005. Upon adoption, the Company is required to, among other things, recognize compensation costs for share-based awards to employees after December 31, 2005 based on their grant-date fair value, in which the recognition provisions are first applied, as well as compensation costs for awards that were granted prior to, but not vested as, of the date of adoption, or restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. For a detailed discussion of application methods, see Note 2(u) – "Summary of Significant Accounting Policies – Recent changes in accounting standards". Although our current practice is only to grant 15,000 stock options to each non-employee director with an exercise price equal to the fair market value of our common share upon their election in each annual shareholders' meeting, if we were to grant a large amount share-based compensation awards to our employee in future, our results or operations could be adversely affected. For discussion of our employee stock option and employee stock purchase plans, see Note 2(p) – "Summary of Significant Accounting Policies – Stock Options" and Note 12 – "Shareholders' Equity" to the Consolidated Financial Statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes And Error Corrections". This statement supercedes APB Opinion No. 20, "Accounting changes" and SFAS No. 3, "Reporting Accounting changes in Interim Financial Statements". SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Risks Related to Our Foreign Private Issuer Status

It may be difficult to serve us with legal process or enforce judgments against our management or us.

We are a British Virgin Islands holding corporation with subsidiaries in Hong Kong, Macao, Japan and China. We have appointed Stephen Seung, 2 Mott Street, Suite 601, New York, New York 10013 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of our officers and most of our directors reside outside the United States, and all of our assets, and the assets of those persons who reside outside of the United States, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against those persons or use judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against us or any of our directors and officers located outside of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the securities laws of the United States.

No treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:

- the judgment is for a liquidated amount in a civil matter;
- the judgment is final and conclusive and has not been stayed or satisfied in full;
- the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);
- the judgment was not obtained by actual or constructive fraud or duress;
- the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;
- the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);
- the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;
- the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and
- the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which does not satisfy the criteria stated previously.

Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors' rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

No treaty exists between Macao and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Macao are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Macao for recovery of this debt. A Macao court will only accept a foreign judgment as evidence of a debt due if:

- there is no doubt to the authenticity of the judgment documents and the understanding of the judgment;

- pursuant to the law of the place of judgment, the judgment is final and conclusive;
- the judgment was not obtained by fraud or the matter in relation to the judgment is not within the exclusive jurisdiction of Macao courts;
- the judgment will not be challenged on the ground that the relevant matter has been adjudicated by the Macao court, except matters which have first been adjudicated by courts outside Macao;
- pursuant to the law of the place of the judgment, the defendant has been summoned and the proceedings in which the judgment was obtained were not contrary to natural justice; and
- the enforcement of the judgment will not cause any orders that may result in apparent public disorder.

Enforcement of a foreign judgment in Macao may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors' rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control.

Our Board of Directors may amend our Memorandum and Articles of Association without shareholder approval to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While currently no preference shares are issued or outstanding, we may issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares, or delay or prevent a change of control.

Our status as a foreign private issuer exempts us from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the NYSE, limiting the protections and information afforded to investors.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

- the rules under the Securities Exchange Act of 1934 requiring the filing with the SEC of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;
- the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934;
- the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
- the sections of the Securities Exchange Act of 1934 requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

In addition, because the Company is a foreign private issuer, certain corporate governance standards of the NYSE that are applied to domestic companies listed on that exchange may not be applicable to us.

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE.

Item 4. *Information on the Company*

History and Development of Nam Tai

Nam Tai Electronics, Inc. was founded in 1975 and moved its manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Our PRC headquarters is at Macao, China. Some of our subsidiaries' offices are located in Hong Kong and Macao, which provides us access to Hong Kong's and Macao's infrastructure of communication and banking and facilitates management of our China operations. One of our subsidiaries also has an office in Japan.

Our corporate administrative matters are conducted in the British Virgin Islands through our registered agent, McNamara Corporate Services Limited, McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is Stephen Seung, 2 Mott Street, Suite 601, New York, New York 10013. Our principal executive offices are located in the British Virgin Islands at 116 Main Street, 3rd Floor, Road Town, Tortola, British Virgin Islands, and the telephone number is (284) 494-7752.

In 1978, Mr. Koo, the founder of the Company, began recruiting operating executives from the Japanese electronics industry. These executives brought years of experience in Japanese manufacturing methods, which emphasize quality, precision, and efficiency in manufacturing. Senior management currently includes Japanese professionals who provide technical expertise and work closely with both our Japanese component suppliers and customers.

For a number of years, we specialized in manufacturing large-volume, hand-held digital consumer electronic products and established a leading position in electronic calculators and handheld organizers for OEMs such as Texas Instruments Incorporated and Sharp Corporation. Over the years, we have broadened our product mix to include a range of digital products for business and personal use, as well as key components and sub-assemblies for telecommunications and consumer electronic products. In August 1999, we established Nam Tai Telecom (Hong Kong) Company Limited, which targeted the expanding market for telecommunications components including LCD modules as well as end products, including cordless phones and family radio systems. Since December 2002, we have also produced RF modules for integration into cellular phones and other hand-held consumer electronic products, such as personal digital assistants, or PDAs, laptop computers and other products with wireless connectivity. In 2003, we further diversified our product mix by manufacturing CMOS sensor modules for integration into various image capturing devices such as digital cameras for cellular phones and entertainment devices, FPC sub-assemblies for integration into various LCD modules and front light panels for handheld video game devices. In 2004, we expanded our business on CMOS sensor modules and FPC sub-assemblies. We also further broadened our product line by manufacturing back light panels for handheld video game devices and Bluetooth™ wireless headsets for cellular phones. In 2005, we further diversified our business, and commenced production of DAB modules, further expanding our line of educational products and entertainment devices.

In September 2000, we acquired for $2.0 million a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., together known as TCL Mobile, through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited, or Mate Fair, a privately held investment holding company incorporated in the British Virgin Islands with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China as well as in overseas markets.

In October 2000, we completed the acquisition of J.I.C. Group (BVI) Limited. The J.I.C. Group (BVI) Limited and its subsidiaries, or the J.I.C. group, who at the relevant time was principally engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. Of the purchase price of $32.8 million, we paid $11.0 million in cash and issued 3.48 million of our common shares.

In November 2002, Mate Fair sold a portion of its equity interest in Huizhou TCL Mobile Communication Co., Ltd. for which we received proceeds of approximately $10.4 million, reducing our direct equity interest (held through Mate Fair) in TCL Mobile to approximately 3%. In November 2002, we invested $5.1 million of the proceeds in TCL International Holdings Limited's 3% convertible notes that are due in November 2005. In August 2003, we disposed of those convertible notes to independent third parties and received proceeds of approximately $5.03 million in cash. TCL International Holdings Limited is another company in the TCL group, which consists of the TCL Corporation and its subsidiaries, and is publicly listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange.

In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.) for a consideration of approximately $12.0 million. TCL Corporation, an enterprise established in China, is the parent company of the TCL group of companies. TCL Corporation changed its status from a limited liability company to a company limited by shares in April 2002, or the Establishment Date. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB 4.26 (equivalent to $0.52) per A-share. The Company's interest in TCL Corporation has since been diluted to 3.69% and represents 95.52 million promoter's shares of

TCL Corporation after its initial public offering. Pursuant to Article 147 of the Company Law of China, the Company is restricted from transferring its promoter's shares within three years from the Establishment Date. The Company is, however, entitled to receive dividends and other rights similar to holders of A-shares. In December 2005, shareholders of TCL Corporation approved a split share structure reform. Pursuant to this reform, the Company will give away 15.62% of its total shares in TCL Corporation to public shareholders as consideration and thereafter, all restricted shares held by the Company will become floating shares, subject to the regulations of the China Securities Regulation Commission, and can be tradable in the market 12 months from the first trading day after the reform is formally in effect, which will depend on the approval of the Ministry of Commerce of China. The Company's interest in TCL Corporation has been reduced from 3.69% to 3.12% and represents 80.60 million shares. However, the financial impact on the Company's interest in TCL Corporation cannot be ascertained at the moment because of the unforeseeable impact of the reform on TCL Corporation's A-share price. As of December 31, 2005, the Company's investment in TCL Corporation was stated at fair value based on traded market price of TCL Corporation's shares. For the year ended December 31, 2005, the Company recognized an unrealized gain of $1.36 million based on the Company's cost of $11.97 million and a fair value of $13.33 million, based on a valuation report issued by an external valuation firm.

In January 2002, we entered into a transaction which resulted in the listing of a company holding J.I.C. group's business on the Hong Kong Stock Exchange. To effect the transaction, we entered into an agreement with the liquidators of Albatronics (Far East) Company Limited, or Albatronics, whose shares had been listed on the Hong Kong Stock Exchange and which was placed into voluntary liquidation in August 1999. Under the agreement, we agreed to transfer the J.I.C. group into J.I.C. Technology Company Limited, or J.I.C., a new company, for a controlling interest in J.I.C. Albatronics' listing status on the Hong Kong Stock Exchange was withdrawn and J.I.C. was listed on the Hong Kong Stock Exchange free from the liabilities of Albatronics. This arrangement was more cost effective than using an initial public offering. For our contribution to J.I.C., we received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under the laws of the United States and which upon their full conversion, could result in us, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank *pari passu* with ordinary shares of J.I.C. on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including Nam Tai) may convert them if such conversion would result in the minimum public float of 25% (required under the Hong Kong Stock Exchange Listing Rules) not being met. In August 2002, we acquired an additional 7,984,000 ordinary shares of J.I.C. for a cash consideration of $437,000. During the period from June to November 2003, we disposed of a total of 42,600,000 ordinary shares for cash consideration of $4.0 million. In November 2003, we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C. During the period from November to December 2004, we further disposed of a total of 128,000,000 ordinary shares of J.I.C. for cash consideration of $12.90 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $6.25 million and the release of goodwill of $3.52 million. During the same period, we converted all 423,320,000 preference shares into 410,990,290 ordinary shares. As of December 31, 2005, we held 546,890,978 ordinary shares of J.I.C., equivalent to 71.63% of J.I.C.'s issued ordinary shares.

In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star, the ultimate holding company of JCT Wireless Technology Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules. As of December 31, 2004, we recognized net sales of $34.2 million to JCT for the year. However, in September 2004, we made an other-than-temporary impairment to write down our $10.0 million investment in Alpha Star to a fair value of approximately $3.0 million as based on the valuation report issued by an external valuation firm. As of December 31, 2004, another analysis had been conducted by an independent valuer, who determined that no further impairment to the carrying value of the investment was required. From January to August 2005, this affiliated company continued to be loss making. We disposed of our entire stake in Alpha Star in August 2005 to the majority shareholders of Alpha Star with sales proceeds of $6.5 million (as mutually agreed between the parties), resulting in a gain of $3.6 million in 2005.

In January 2003, we disposed of 20% of our equity interest in Namtek Software Development Company Limited, or Namtek Software, to a company that is owned by the management of Namtek Software for a cash consideration of $160,000. As of the date of disposal, Namtek Software had a fair value of $3.3 million.

On January 23, 2003, the listing of our shares was transferred to the NYSE from the NASDAQ National Market with the symbol of "NTE". On June 30, 2003, we implemented a three-for-one stock split with both the stock size and market price to be divided by three. As of December 31, 2005, there were 43,505,586 common shares outstanding.

In June 2003, one of our subsidiaries, J.I.C., disposed of its transformers operation to a third party for a cash consideration of $2.4 million. The gain from disposal of this discontinued operation amounted to $2.0 million, net of $0.1 million shared by minority interest.

In August 2003, we set up our first subsidiary, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, or Nam Tai Macao, in Macao as our PRC headquarters. Macao, like Hong Kong, is a special administrative region of the China and has recently introduced an incentive program to attract investment to Macao. In March and November 2004, we further established Zastron (Macao Commercial Offshore) Company Limited, or Zastron Macao, and J.I.C. (Macao Commercial Offshore) Company Limited, or J.I.C. Macao, in Macao, respectively.

In November 2003, our common shares were listed in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange, in Germany. The stocks are being traded on Xetra, the Deutsche Borse AG electronic trading system under the stock symbol "884852".

In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment was to occur in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in Stepmind, was released to Stepmind in January 2004. The second phase amounting to approximately $2.65 million was released to Stepmind in August 2004 subject to fulfillment of certain conditions. In August 2004, we disposed of our entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price for those shares.

In April 2004, we increased our shareholding in TCL Mobile from approximately 3% to 9% through the acquisition of Jasper Ace Limited, or Jasper Ace, which directly holds a 9% equity interest in TCL Mobile, for a consideration of approximately $102.2 million. The consideration was satisfied by the exchange of our 72.2% equity interest in Mate Fair, plus cash of $25 million in cash, and the issuance of 1,416,764 new Nam Tai shares and resulted in a net investment cost of $79.5 million. In July 2004, Nam Tai transferred all its shares in TCL Mobile to TCL Communication in exchange for 90 shares of TCL Communication. In August 2004, we further subscribed for 254,474,910 shares in TCL Communication at a consideration of approximately $16 million. The consideration was satisfied by the dividend receivable from TCL Communication. Together with the 90 shares it received in July 2004, Nam Tai in total holds 254,475,000 shares in TCL Communication, representing 9% of the shareholding of TCL Communication. In September 2004, shares of TCL Communication were listed on the Hong Kong Stock Exchange by way of introduction. There were no new shares issued or sold in connection with the listing, and therefore no dilution to Nam Tai's original stake in TCL Communication. As of December 31, 2004, the Company's investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication's shares. The Company recognized an impairment loss of $58.3 million in its consolidated statement of income based on the Company's cost of $79.5 million and a fair value of $21.2 million. In the second quarter of 2005, the Company further recognized an impairment loss of $6.5 million in its consolidated statements of income based on a market value of $14.7 million. Due to a share swap between TCL Communication and Alcatel on July 18, 2005, our shareholding in TCL Communication decreased from 9% to 8.57%. During the period from August to December 2005, we have disposed of our entire stake in TCL Communication, receiving proceeds from the sale of $11.0 million and recorded a realized loss of $3.7 million.

In April 2004, shares of Nam Tai Electronic & Electrical Products Limited, or NTEEP, a wholly owned subsidiary of the Company, were listed on the Hong Kong Stock Exchange. Since all of the shares of NTEEP involved in the initial public offering, or IPO, were existing shares of NTEEP owned by Nam Tai, all of the proceeds raised in the IPO went to Nam Tai instead of NTEEP. The offer price of NTEEP's share was $0.497, which resulted in net proceeds of approximately $92.8 million and a gain of approximately $71.1 million to the Company. In May 2005, NTEEP completed an agreement with Nam Tai and Asano Company Limited, or Asano Company, for the acquisition of 80% and 20% interests in Namtek Software, respectively. The total consideration for the acquisition, amounted to approximately $26.7 million, and was satisfied by issuance of 81,670,588 new shares of NTEEP to Nam Tai and Asano Company (65,336,470 new shares to Nam Tai and 16,334,118 new shares to Asano Company) at approximately $0.327, or HK$2.55, per share. At various times in 2005, Nam Tai disposed of a total of 52,574,000 shares of NTEEP, resulting in net proceeds of approximately $15.0 million and a gain of approximately $8.2 million to the Company. As of December 31, 2005 we held 612,762,470 shares of NTEEP, representing 69.5% of the total issued capital of NTEEP.

In October 2004, Jetup Electronic (Shenzhen) Co., Ltd., or Jetup, relocated to the new factory premises and full operation has commenced in early 2005. The new factory premises are about twice the size of the former factory premises with approximately 670,000 square feet. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation. A further $5.4 million was spent in 2005 to cover the cost of fixtures and equipment for the new factory and was financed through a combination of internal resources and bank financing.

In December 2004, the construction of a new five-story factory building for a subsidiary was completed and full operation commenced in April 2005. The new factory premises are adjacent to Nam Tai's existing main manufacturing campus in Shenzhen, PRC, and added approximately 265,000 square feet of manufacturing space. During 2005, the Company has also built two additional blocks of dormitories with approximately 76,216 square feet. With this new addition, as of December 31, 2005, our principal manufacturing facilities consists of approximately 557,835 square feet of manufacturing space and 266,168 square feet of dormitories. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction, fixtures and equipment for the new factory.

In October 2005, the Company undertook two conditional general cash offers to privatize two of its Hong Kong listed subsidiaries, NTEEP and J.I.C. As part of the conditions precedent to closing for both offers, the Company needed to acquire at least 90% of the public float shares of each of NTEEP and J.I.C., failing which, the offers would terminate. However, as of the closing date of the respective offers, the Company had not been able to acquire 90% of the public float shares of NTEEP and J.I.C., respectively. As a result, both offers were terminated and the proposed privatizations of both NTEEP and J.I.C. were not successful. Both companies retain their listing status on the Hong Kong Stock Exchange.

Also refer to the section of this Report entitled Item 5. Operating and Financial Review and Prospects for a further discussion of our investments and acquisitions.

An important element of our strategy is to acquire companies that would complement our existing products and services, augment our market coverage and sales ability or enhance our technological capabilities. Accordingly, we may acquire additional businesses, products or technologies in the future or make investments in related businesses for strategic business purposes.

Capital Expenditures

Our principal capital expenditures and divestitures over the last three years include the following:

	2003	2004	2005
Property, plant and equipment (net)	$17,053,000	$38,611,000	$32,166,000

Our major capital expenditures in 2005 included:

- $10.8 million for new factory expansion;
- $5.4 million for expansion of a LCD factory;
- $3.3 million for machinery used mainly for COG products;
- $4.9 million for machinery used mainly for FPC sub-assemblies;
- $7.8 million for other capital equipment.

Our major capital expenditures in 2004 included:

- $13.8 million for new factory expansion;
- $7.7 million for the expansion of LCD factory (which included $5.8 million paid as a deposit for property, plant and equipment);
- $0.7 million for the expansion of our high-resolution color LCD module production capacity;
- $14.5 million for machinery used mainly for FPC sub-assemblies;
- $5.6 million for other capital equipment; and
- $2.1 million for construction work in relation to the electricity supply for Namtai Electronic (Shenzhen) Co., Ltd.

Our major capital expenditures in 2003 included:

- $6.0 million for machinery for manufacturing RF modules;
- $1.2 million for new factory expansion;
- $0.4 million for machinery on FPC sub-assemblies;
- $1.7 million for expansion of our high-resolution color LCD module production capacity;
- $6.7 million for other capital equipment; and
- $1.1 million for construction of a new trade union building for our workers in China.

In order to expand production capacity, we have built a new factory consisting of approximately 265,000 square feet adjacent to our existing principal manufacturing facilities in Shenzhen, China. The construction was completed in December 2004 and in use since April 2005. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction, fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities were obtained from internal resources. In October 2004, our existing production facility for the LCD panels segment also relocated to new factory premises which are approximately 670,000 square feet and twice the size of the former factory premises. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing. A further $5.4 million was spent in 2005 to cover the cost of fixtures and equipment for the new factory and financed with a combination of internal resources and bank financing.

Other capital expenditures we have planned for 2006 include:

- $3.7 million for the purchase of land for the construction of a new factory by a subsidiary;
- $15.8 million for machinery and equipment;
- $2.6 million for other capital equipment.
- $20.9 million for FPC board project (including $18.5 million for machinery, $1.4 million for factory improvement and $1.0 million consultancy fee)

Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.

Business Overview

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies and image sensors modules and PCBA for Bluetooth™ headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices and microwave ovens. We also manufacture finished products, including cellular phones in semi-knocked down, or SKD, form, mobile phone accessories and educational products.

We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic sub-assemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates, subsequently relocating to Shenzhen, China in order to capitalize on opportunities offered in southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Some of our subsidiaries' offices are located in Hong Kong and Macao, which provides us access to Hong Kong's and Macao's infrastructure of communication and banking and facilitates management of our China operations. One of our subsidiaries also has an office in Japan.

Our Customers

Historically, we have had substantial recurring sales from existing customers. Approximately 95.8% of our 2005 net sales came from customers that also used our services in 2004. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 84.9%, 82.5% and 86.6% of our net sales during the years ended December 31, 2003, 2004 and 2005, respectively. Sales to customers accounting for 10% or more of our net sales in the year ended December 31, 2003, 2004 or 2005 were as follows:

	Year ended December 31,		
	2003	2004	2005
Sanyo Epson Imaging Devices (HK) Limited (formerly known as Epson Precision (HK) Ltd.)	24.8%	14.1%	15.3%
Sony Ericsson Mobile Communications AB	11.3%	*	*
Toshiba Matsushita Display Technology Co. Ltd	10.6%	*	*
Motorola Inc.	*	10.2%	*
Sharp Corporation	*	13.5%	32.3%
Wuxi Sharp Electronic Components Co., Ltd.	*	10.1%	10.1%

* Less than 10% of our total net sales.

Our 10 largest OEM customers based on net sales during 2005 include the following (listed alphabetically):

Customer	Products
Hikari Alphax Co., Ltd.	LCD modules
Motorola Inc.	CMOS sensor modules
Sanyo Epson Imaging Devices (HK) Limited (formerly known as Epson Precision (HK) Ltd.)	LCD modules for cellular phones and FPC sub-assemblies
Sharp Corporation	FPC sub-assemblies, calculators, PDAs and dictionaries
Sony Computer Entertainment Europe Ltd.	Home entertainment products
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories, Bluetooth™ wireless headset accessory and flashlight for mobile phone
Sumitronics Hong Kong Ltd.	FPC sub-assemblies
Texas Instruments Incorporated	Calculators
Uniden HK Ltd.	LCD panels
Wuxi Sharp Electronic Components Co., Ltd.	Telecom printed circuit board, or PCB, modules and FPC sub-assemblies

At any given time, different customers account for a significant portion of our business. Percentages of net sales to customers vary from quarter to quarter and year to year and fluctuate depending on the timing of production cycles for particular products.

Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments from our customers. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers' rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to accurately predict revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

Our Products

During 2003, our operations were generally organized in two segments, Consumer Electronics Products, or CEP, and LCD panels and transformers, or LPT. The activities of our LPT segment relate primarily to our J.I.C. subsidiary that we acquired in October 2000. In 2004, our operations were re-organized into three reportable segments consisting of consumer electronics and communication products, or CECP, telecommunication components assembly, or TCA and LCD panels, or LCDP. In 2003, CECP and TCA were classified as a single reportable segment as CEP while LCDP also comprised the transformers operations and collectively referred to as LPT as a result of the disposal of transformer business in 2003. In 2005, software development services were included in the product segment of CECP (previously in TCA) due to a re-organization and the comparison figures have been restated accordingly.

The dollar amount (in thousands) and percentage of our net sales by business segment and product category for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year ended December 31,					
	2003		2004		2005	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Consumer Electronics and Communication Products						
Consumer Electronics and Communication Products	$128,779	32%	$163,584	31%	$163,645	20%
Software Development Services	4,041	1	4,872	1	5,411	1
Telecommunication, components assembly	232,162	57	316,695	59	570,069	72
LCD Panels and Transformers						
LCD panels	35,040	9	48,710	9	58,112	7
Transformers(1)	6,284	1	—	—	—	—
Total	$406,306	100%	$533,861	100%	$797,237	100%

(1) We sold our transformers operation to a third party in June 2003.

Please refer to Note 19 "Segment Information" of the Consolidated Financial Statements and Item 8 Financial Information — Export Sales which sets forth the information of net sales to customers by geographical area.

Consumer Electronic and Communication Products, or CECP

The consumer electronic and communication products we manufacture are primarily finished products and include:

- Optical devices such as CMOS sensor modules.
- Entertainment devices such as USB camera accessory, USB microphone and converter box, controller for a music quiz game and a gaming device for mobile phones.
- Mobile phone accessories such as Bluetooth™ wireless headsets, a snap-on speaker, a snap-on card holder and snap-on flash lights.
- Educational products such as digital pens, calculators and electronic dictionaries.

Software Development Services

We also offer software development services principally for electronic dictionary products for major Japanese customers. In addition, we focus on research and development for car navigation products for which we aim to provide license and/or manufacturing services to the OEM customers.

Telecommunication Component Assembly, or TCA

We manufacture the following sub-assemblies and components:

- Color and monochrome LCD modules to display information as part of telecommunication products such as cellular phones and telephone systems and appliances such as micro-wave ovens. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.

- RF modules, which we began manufacturing in December 2002, for integration into cellular phones. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.
- DAB modules, which we began manufacturing in 2005 are designed into digital radio products such as home tuners, kitchen radios, in-car receivers, CD players, clock radios, boomboxes, midi-systems and handheld portable devices.
- Cellular phones in SKD form.
- FPC sub-assemblies which we began manufacturing in March 2003 for integration into various LCD modules.
- Front light panels for handheld video game devices.
- Back light panels for handheld video game devices, which we began manufacturing in October 2004.
- 1.9 high frequency cordless telephones and home feature phones.

LCD Panels, or LCDP

LCD panels are found in numerous applications in electronics products, such as watches, clocks, calculators, pocket games, PDAs and mobile and cordless telephones, and car audio systems. We are a customized LCD panel manufacturer, and we develop each product from design concept all the way to a high quality mass producible product. Since 2003, we have also begun manufacturing customized LCD modules that include components such as backlights, FPC and Chip on Class, or COG. In 2005, J.I.C. began developing LCD modules for cordless and Voice-Over-Internet Protocol, or VoIP, phones.

Our Manufacturing and Assembly Capabilities

We utilize the following production techniques:

- **Chip on Film,** or COF, is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. As of December 31, 2005, we had 16 COF machines. These machines connect the bump of large scale integrated, or LSI, driver onto FPC pattern with anisotropic conductive film, or ACF, is available. These COF machines have the ability to pitch fine to 38 micrometers and a total production capacity of up to 4,000,000 chips per month.
- **Chip On Glass,** or COG, is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. As of December 31, 2005, we had 23 COG lines in our principal manufacturing facilities. These machines provide an LCD of dimension of up to 200 millimeters (length) x 150 (width) x 2.2 (height), a process time of five seconds per chip, a pin pitch fine to 38 micrometers and a total production capacity of up to 4,300,000 chips per month. During 2005, our subsidiary, Jetup Electronic (Shenzhen) Co. Ltd., or Jetup, also started manufacturing COG LCD modules. As of December 31, 2005, Jetup had nine COG lines and is capable of bonding 2,500,000 pieces of COG LCD modules a month. They are able to bond LCD panels up to sizes of 200 millimeters x 200 millimeters x 2.2 millimeters thick, with an accuracy of five microns' tolerence, in a cycle time of 12-15 seconds per piece
- **Chip On Board,** or COB, is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. As of December 31, 2005, we had 51 COB aluminum bonding machines which provide a high speed chip mounting time of 0.25 second per 2 millimeters wire, a bond pad fine to 75 micrometers and a total production capacity of up to 3,000,000 per month. We use COB aluminum bonding in the assembly of consumer products such as calculators, personal organizers, linguistic products, meters and car audio products. We also had two COB gold bonding machines which provide a high speed chip mounting time of 0.072 second per 2 millimeters wire, a bond pad fine to 50 micrometers and a total production capacity of up to 300,000 per month. We use COB gold bonding in the assembly for digital still camera, mobile phone and digital pen products.

- **Outer Lead Bonding,** or OLB, is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. As of December 31, 2005, we had three OLB machines. The machines include multi-pinned tape carrier packaged large scale integrated circuit, or TCP LSIC, bonding which is up to 280 pins, which also provide ultra thin assembly with module thickness to around one millimeter and high accuracy bonding with pin pitch to 100 micrometers. The total production capacity is 12,000 units per month.
- **Tape Automated Bonding with Anisotropic Conductive Film,** or TAB with ACF, is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. As of December 31, 2005, we had 19 systems of TAB with ACF machines. The machines provide process time of 10 to 25 seconds per component, a pin pitch fine to 200 micrometers and a total production capacity of up to 4,020,000 components per month. During 2005, Jetup also started manufacturing TAB LCD modules. As of December 31, 2005, Jetup had four TAB lines and is capable of bonding 500,000 pieces of TAB LCD modules a month. They are able to bond LCD panels up to sizes of 120 millimeters x 120 millimeters x 2.2 millimeters thick, with an accuracy of 10 microns' tolerence in a cycle time of 20-25 seconds per piece.
- **Fine Pitch Heat Seal Technology,** or FPHS technology, allows us to connect LCD displays to PCBs produced by COB and outer lead bonding that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. As of December 31, 2005, we had eight machines utilizing FPHS technology. The machines provide a pin pitch fine to 260 micrometers and a total production capacity of up to 268,000 units per month.
- **Surface Mount Technology,** or SMT, is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic linguistic devices. As of December 31, 2005, we had 33 SMT productions lines. The production time per chip ranges from 0.06 second per chip to 0.8 second per chip and high precision ranging from +/-0.05 millimeter to +/-0.1 millimeter. The components size ranges from 0.6 millimeter (length) x 0.3 millimeter (width) to 55 millimeters (length) x 55 millimeters (width). Ball grid array, or BGA, ball pitch is 0.5 millimeter and ball diameter is 0.2 millimeter. Flip Chip, our smallest lead/bump pitch, is 250/240UM. The total production capacity is 910,000,000 resistor capacitor chips per month.
- **Super-Twisted Nematic LCDs,** or STN, type LCDs capable of providing higher information content display systems are found in applications such as cordless phones, mobile phones, MP3 players, pocket games and PDAs. J.I.C. group started producing STN LCDs in 2002. During 2005, J.I.C. group update its two existing twisted nematic, or TN type, LCD lines to STN LCD lines. As of December 31 2005, J.I.C. group was equipped with three automated STN lines capable of producing both TN and STN type LCDs with capacity of 150,000 pairs of glass (each sheet of glass of 360 millimeters x 400 millimeters size) panels per month.

As of December 31, 2005, we had six clean rooms at our principal manufacturing facilities, which housed COB, COF and COG capabilities for CMOS sensor modules, electronic calculators, LCD module and front light or back light panel manufacturing. We also have four clean rooms at another of our factories, which are used to manufacture LCD panels and modules. Of our ten clean rooms as of December 31, 2005, five were class ten thousand, four were class thousand and one was class one hundred.

Quality Control

We maintain strict quality control programs for our products, including the use of total quality management, systems and advanced testing and calibration equipment. Our quality control personnel test the quality of incoming raw materials and components. During the production stage, our quality control personnel also test the quality of work-in-progress at several points in the production process. Finally, after the assembly stage, we conduct testing of finished products. In addition we provide office space at our principal manufacturing facilities for representatives of our major customers to permit them to monitor production of their products and we provide them with direct access to our manufacturing personnel.

All of our manufacturing facilities are certified under ISO 9001 quality standards, the International Organization for Standardization's, or ISO's, highest standards. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document, monitor and make improvements where needed. Our certification under an ISO 9001 quality standard demonstrates that our manufacturing operations meet the most demanding of the established world standards. All of our manufacturing facilities are also certified under an ISO 14001 quality standard, which was published in 1996 to provide a structured basis for environmental management control.

We started the implementation of the Six Sigma approach. In 2004, our principal manufacturing facilities were recognized by the China Association for Quality of the Chinese Government as a "National Advanced Enterprise for the Promotion of Six Sigma". Six Sigma is an internationally recognized approach that uses facts and data to develop better solutions, thereby reducing defects and production times, and improving customer satisfaction. This approach allows the Company to lower its costs due to the minimization of manufacturing defects. This results in improved profit margins and higher competitiveness.

Our Suppliers

We purchase thousands of different component parts from numerous suppliers. For some components, we may rely on a single supplier. We purchase components from suppliers in Japan, China and elsewhere. We generally place component orders upon received purchase orders from customers and under customer's authorization with agreed liability so as to minimize our inventory risk by ordering components and products only to the extent necessary although for certain customers we may occasionally purchase raw materials based on such customer's rolling forecasts.

The major component parts we purchase include the following:

- off-the-shelf and custom integrated circuits or "chips", most of which we purchase presently from Cambridge Silico Radio Plc, Toshiba Corporation, Sharp Corporation and certain of their affiliates;
- LCD panels, which are available from many manufacturers. In 2005, we purchased LCD panels from Epson Hong Kong Ltd., Toshiba Matsushita Display Technology Co. Ltd., Optrex Corporation, Sharp Corporation, Nanya Plastic Corporation and Safaring Technology Co. Ltd. One of our subsidiary groups, J.I.C. group, also produces LCD panels for the NTEEP group;
- CMOS sensors, which we purchase mainly from Omnivision Technologies Inc.;
- solar cells and batteries, which are standard "off-the-shelf" items that we generally purchase in Hong Kong from agents of Japanese manufacturers or directly from companies in China;
- various mechanical components such as plastic parts, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China; and
- various acoustic components, which we mainly sourced from KSY Technology Limited and Ole Wolf (Asia) Limited.

Whenever practical, we use domestic China suppliers who are often able to provide items at low costs and with short lead times.

Certain components may be subject to limited allocation by certain of our suppliers. From time to time, there have been industry-wide shortages of components in the electronics industry as supply was unable to satisfy growing world demand. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production of assemblies using scarce components. These supply shortages have contributed to an increase in our inventory levels and reduction in our margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales.

The principal raw materials used by the Company are large scale integrated, or LSI, circuits (CMOS), semiconductors, LCD panels and batteries. At times, the pricing and availability of these raw materials can be volatile, due to numerous factors beyond the Company's control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier's tight supply. In the past, we have asked our customers to share in the increased costs of raw materials where such increased costs would adversely affect the Company's business, results of operations and financial condition. Our customers have generally agreed when so requested in the past. We cannot assure you, however, that our customers will agree to share costs in the future and that our business, results of operations and financial condition would not be adversely affected by increased volatility of raw materials.

Production Scheduling

The typical cycle for a product to be designed, manufactured and sold to an OEM customer is one to two years, which includes the production period, the development period and the period for market research and data collection (which is undertaken primarily by our OEM customers). Initially an OEM customer gathers data from its sales personnel on products for which there is market interest, including features and unit costs. The OEM customer then contacts us, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, we in turn contact our suppliers and determine estimated component and material costs. We later advise our OEM customer of the development costs, charges (including molds, tooling and software design, if applicable) and unit cost based on the forecasted production quantities desired during the expected production cycle.

Once we and the OEM customer agree to the quotation for the development costs and the unit cost, we begin the product development if we are engaged to do so. This development period typically lasts less than six months, but may be longer if software design is included. During this time we complete all molds, tooling and software required to manufacture the product with the development costs generally borne by our customer. Upon completion of the molds, tooling and software, we produce samples of the product for the customer's quality testing, and, once approved, commence mass production of the product. We recover the development costs in relation to molds, tooling and software from our customers.

The production period usually lasts approximately six to twelve months. In some cases, our OEM customer handles all product design and development and engages us only at the point of initial production. Typically, more advanced products have shorter production runs. If total production quantities change, the OEM customer often provides only limited notice before discontinuing orders for a product. At any point in time we may be in different stages of the development and production periods for the various models under development or in production for our OEM customers.

Generally, our production is based on purchase orders received from OEM customers. Purchase orders are often supported by letters of credit or written confirmation from the OEM customer and generally may not be cancelled once confirmed without the mutual consent of the parties. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

We did not suffer a material loss resulting from the cancellation of OEM customer orders for the years ended December 31, 2003, 2004 and 2005.

Sales and Marketing

We focus on developing close relationships with our customers at the development and design phases and continuing throughout all stages of production. We identify, develop and market new technologies that benefit our customers and position us well as an EMS provider.

Sales and marketing operations are integrated processes involving direct salespersons, project managers and senior executives. We direct our sales resources and activities at several management and staff levels within our customers and prospective customers. We receive unsolicited inquiries resulting from word of mouth, from public relations activities, and through referrals from current customers. We evaluate these opportunities against our customer selection criteria and assign direct salespersons.

Seasonality

Historically, our sales and operating results are often affected by seasonality. Sales of calculators, personal organizers and linguistic products are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, our consumer services for electronics products have historically been lower in the first quarter resulting from both the closing of our factories in China for the Chinese New Year holidays and the general reduction in sales following the holiday season. As we have diversified our services for complex components, we expect that seasonality may be less of a factor affecting our business.

Transportation

Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan are generally shipped by air. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping, such as an extended closure of ports that materially disrupts the flow of our customers' products into the United States, could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

Competition

General competition in the contract EMS industry is intense and characterized by price erosion, rapid technological change and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. We believe that the principal competitive factors in our targeted markets are product quality, pricing, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, technological sophistication and geographic location. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and we may not be able to continue to compete successfully.

The EMS services we provide are available from many independent sources as well as from current and potential customers with in-house manufacturing capabilities. We believe our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. We believe our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. We believe our competitors in the manufacturing of image capturing devices and their modules include Lite-On Technology Corporation, The Primax Group and Logitech International S.A. We believe our principal competitors in the manufacture of mobile phone accessories include Elcoteq Network Corp, Balda-Thong Fook Solutions Sdn. Bhd. and WKK International (Holdings) Ltd. We believe our competitors in the manufacturing of RF modules include Wavecom and WKK International (Holdings) Ltd. We believe our competitors in the manufacturing of LCD panels include Truly International Holdings Ltd., Elec & Eltek International Holdings Limited and, Varitronix International Ltd. We also believe that we have numerous competitors in the telecommunication, sub-assemblies and components product lines, including Philips, Samsung and Varitronix International Ltd. Our competitors in our FPC sub-assemblies business include Solectron Corporation.

Research and Development

We invest in research and development for manufacturing and assembly technology that provide us with the potential to offer better and more technologically advanced services to our OEM customers or assist us in working with our OEM customers in the design and development of future products. We plan to continue acquiring advanced design equipment and to enhance our technological expertise through continued training of our engineers and further hiring of qualified system engineers. These investments are intended to improve the speed, efficiency and quality of our assembly processes.

In our ODM business, we are responsible for the design and development of new products, the rights to which we own. We sell these products to OEM customers to be marketed to end users under the customers' brand names. To date, we have successfully developed a number of electronic dictionaries, cordless telephones, calculator products and game accessories. Our efforts to expand or maintain the ODM business may not be successful and we may not achieve material revenues or profits from our efforts. To date, our ODM design activities have not been a material portion of our research and development budget.

Patents, Licenses and Trademarks

We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely on our trade secrets, industry expertise and long-term relationships with our customers and suppliers.

Organizational Structure

We are a holding company for Nam Tai Electronic & Electrical Products Limited, Zastron Precision-Tech Limited, and J.I.C. Technology Company Limited and their subsidiaries. The chart below illustrates the organizational structure of the Company and our principal operating subsidiaries as of December 31, 2005.

/

Organization Chart of Nam Tai Group


69.5%
100%
71.63%
ZASTRON PRECISION-TECH LIMITED
NAMTAI ELECTRONIC (SHENZHEN) CO., LTD.
(Incorporated in the PRC)
SHENZHEN NAMTEK Co., LTD.
(Incorporated in the PRC)
NAMTEK JAPAN COMPANY LIMITED
(Incorporated in Japan)
ZASTRON (MACAO COMMERCIAL OFFSHORE) COMPANY LIMITED
(Incorporated in Macao)
100%

Note:

(1) Namtai Electronic (Shenzhen) Co. Ltd. currently holds 3.69% interest in TCL Corporation and will be changed to 3.12% upon completion of the split share structure reform of TCL Corporation

Our significant operating entities are described below:

Nam Tai Electronic & Electrical Products Limited

Nam Tai Electronic & Electrical Products Limited was incorporated in June 2003 in the Cayman Islands, and is the holding company for Namtai Electronic (Shenzhen) Co., Ltd., or Namtai Shenzhen, Nam Tai Macao, Shenzhen Namtek Co., Ltd., or Shenzhen Namtek, and Namtek Japan Company Limited, or Namtek Japan. Shares of NTEEP were listed on the Hong Kong Stock Exchange on April 28, 2004 and as of December 31, 2005, the Company held 69.5% of the issued ordinary shares of NTEEP.

Namtai Electronic (Shenzhen) Co., Ltd.

Namtai Electronic (Shenzhen) Co., Ltd. was established as Baoan (Nam Tai) Electronic Co. Ltd. in June 1989 as a contractual joint venture company with limited liability pursuant to the relevant laws of China. The equity of Baoan (Nam Tai) Electronic Co. Ltd. was 70% owned by Nam Tai Electronic & Electrical Products Limited, a Hong Kong subsidiary of Nam Tai, and 30% owned by a Chinese company. In 1992, the Chinese company transferred all of its equity interest in the contractual joint venture to Nam Tai Electronic & Electrical Products Limited, which name was subsequently changed to Nam Tai Trading Company Limited, and Baoan (Nam Tai) Electronic Co. Ltd. changed its name to Namtai Electronic (Shenzhen) Co., Ltd. In December 2003, the equity interest in Namtai Shenzhen was transferred from Nam Tai Electronic & Electrical Products Limited (Hong Kong) to NTEEP and became its wholly owned subsidiary. It is currently the principal operating arm of the NTEEP group.

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited was established in August 2003 in Macao, China. In March 2004, the equity interest in Nam Tai Macao was transferred from the Company to NTEEP and became its wholly owned subsidiary. Its principal business is the provision of consultancy, administrative and data processing services to other companies within the NTEEP group.

Shenzhen Namtek Co., Ltd.

Shenzhen Namtek Co., Ltd. was organized in December 1995 as a limited liability company pursuant to the relevant laws of China. Shenzhen Namtek commenced operations in early 1996 developing and commercializing software for the consumer electronics industry, particularly for our customers and for products we manufacture or we will manufacture in the future. On December 30, 2005, the equity interest in Shenzhen Namtek was transferred from Namtek Software to NTEEP and became its wholly owned subsidiary. At December 31, 2005, Shenzhen Namtek employed approximately 98 software engineers and provides the facilities and expertise to assist in new product development and research, enabling us to offer our customers program design for microprocessors, enhanced software design and development services, and strengthening our ODM capabilities.

Namtek Japan Company Limited

Namtek Japan Company Limited, or Namtek Japan, was incorporated in June 2003 in Tokyo, Japan. On December 23, 2005, the equity interest in Namtek Japan was transferred from Namtek Software to NTEEP. Namtek Japan functions as a representative office of Shenzhen Namtek in Japan.

Zastron Precision-Tech Limited

Zastron Precision-Tech Limited, or Zastron, was incorporated in June 2003 in the Cayman Islands, and is the holding company for Zastron Electronic (Shenzhen) Co. Ltd., or Zastron Shenzhen, and Zastron Macao.

Zastron Electronic (Shenzhen) Co. Ltd.

Zastron Electronic (Shenzhen) Co. Ltd., was organized as Zastron Plastic & Metal Products (Shenzhen) Ltd. in March 1992 as a limited liability company pursuant to the relevant laws of China. Zastron Plastic & Metal Products (Shenzhen) Ltd. was engaged in the production of metallic parts and PVC plastic products, much of which is used in the products manufactured in our principal manufacturing facilities. In August 2002, Zastron Plastic & Metal Products (Shenzhen) Ltd. changed its name to Zastron Electronic (Shenzhen) Co. Ltd. and expanded the nature of its business to include manufacturing of telecommunication products, LCD modules, TFT LCD modules and others. It also became one of our principal manufacturing arms. Zastron Shenzhen is currently a wholly-owned subsidiary of Zastron.

Zastron (Macao Commercial Offshore) Company Limited

Zastron (Macao Commercial Offshore) Company Limited was established in March 2004 in Macao, China and is a wholly owned subsidiary of Zastron. Its principal business is the provision of consultancy, administrative and data processing services to other companies within the Zastron group.

J.I.C. Technology Company Limited

J.I.C. Technology Company Limited was formed in the Cayman Islands in January 2002 in connection with a reverse merger with Albatronics, of which we owned slightly more than 50% of the outstanding capital stock. J.I.C. was listed on the Hong Kong Stock Exchange in June 2002. As of December 31, 2005, the Company held 71.63% of the issued ordinary shares of J.I.C.

Jetup Electronic (Shenzhen) Co., Ltd.

Jetup Electronic (Shenzhen) Co. Ltd. was incorporated in 1993 in China and handles the manufacturing and processing works of LCD panels and modules through its factory plants in Baoan County, Shenzhen. It is the principal operating arm of the J.I.C. group.

J.I.C. (Macao Commercial Offshore) Company Limited

J.I.C. (Macao Commercial Offshore) Company Limited was incorporated in November 2004 in Macao, China and is a wholly-owned subsidiary of J.I.C. Its principal business is the provision of consultancy, administrative and data processing services to other companies within the J.I.C. group.

Property, Plant and Equipment

Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Our principal executive office in the British Virgin Islands is located at 116 Main Street, 3rd Floor, Road Town, Tortola. Corporate administrative matters are conducted at this office through our registered agent, McNamara Corporate Services Limited. We do not own any property in the British Virgin Islands. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2005.

Location	Square Footage	Principal Use	Owned or lease expiration date[1]
Hong Kong	24,200	Offices	Owned[2]
	3,482	Offices	2008
Macao	2,479	Offices	2007
British Virgin Islands	300	Offices	2006
Principal Manufacturing Facilities	557,835	Manufacturing	2043/2049 [3]
Shenzhen, China	87,462	Offices	2043/2049 [3]
	266,168	Dormitories	2043/2049 [3]
	26,939	Cafeteria	2043 [3][4]
	33,826	Recreational	2049 [3]
Other Facilities			
Shenzhen, China	383,547	Manufacturing LCD panels and modules	2012
	32,005	Offices	2012
	221,666	Dormitories	2012
	22,259	Cafeteria	2012
	14,548	Recreational	2012
Shekou, Shenzhen, China	15,602	Software development	2007
Tokyo, Japan	904	Software development	2007

(1) Only the Chinese government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the Chinese government that gives us the right to use the land for 50 years. Based on our understanding of the practice as it exists today, at the expiration of the land lease we may be given the right to renew the lease. However, at the end of the lease term, all improvements we have made will revert to the government. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

(2) Although we own the office space, the land on which the building is located is subject to a 75-year lease with the government that expires in 2055, with a right to renew for 75 more years. This office was sold in February 2006. See " — Hong Kong" below for more details of this transaction.

(3) Our principal manufacturing facilities occupy two pieces of land with 50-year leases which we acquired in 1993 and 1999, respectively.

(4) In January 2006, the construction of another cafeteria of approximately 14,589 square feet was also completed.

In order to expand our production capacity, we have built a new factory consisting of approximately 265,000 square feet adjacent to our existing principal manufacturing facilities in Shenzhen, China. The construction was completed in December 2004. We commenced full operations in the new manufacturing facilities in April 2005. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction and fixtures and equipment for the new factory. The financing of these improvements to our manufacturing facilities were obtained from internal resources.

In October 2004, our existing production facility for the LCD panels segment also relocated to new factory premises which are approximately 670,000 square feet and twice the size of the former factory premises. This new factory provides room for future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing. During 2005, a further of $5.4 million was spent for fixtures and equipment.

Hong Kong

In October 2005, to align with the Company's China-focused operations, Nam Tai restructured its subsidiaries to keep a minimal workforce in Hong Kong in order to support those subsidiaries which are listed on Hong Kong Stock Exchange, and to resolve outstanding legal proceedings and tax matters in Hong Kong. To achieve a more favorable and competitive cost structure, the Company relocated from the approximately 24,200 square feet of office space at Shun Tak Centre, or Shun Tak office, to the approximately 3,400 square feet office space at Suites 1506-1508, One Exchange Square, 8 Connaught Place, in the Central district in Hong Kong. In February 2006, the Company entered into a provisional agreement to sell the Shun Tak office with gross sales proceeds of approximately $20.6 million, resulting in an expected gain of approximately $9.3 million, which will be recognized in 2006. A formal sales and purchase agreement was signed on March 9, 2006 and the Company has received 10% of the sales proceeds as a deposit. This transaction will be completed before April 20, 2006.

Until 1996, we owned approximately ten acres of land in Hong Kong carried on our books at a cost of approximately $523,000. Between 1997 and 2005, we sold approximately 8.2 acres of land for net proceeds of $7.77 million; realizing a gain of $7.51 million. We plan to sell the remaining land and, pending the sale, to continue to carry the land at a carrying value of approximately $108,000.

Macao

In August 2003, we established our PRC headquarters in Macao, China and set up Nam Tai Macao in Macao, China. Macao, like Hong Kong, is a special administrative region of China and has recently introduced an incentive program to attract investments to Macao. In March and November 2004, we further established Zastron Macao and J.I.C. Macao in Macao, China, respectively. We currently lease three offices and all of them under two-year leases expiring in July 2007. The monthly rental costs are approximately $865.0, $1,076.0 and $760.0, respectively.

Shenzhen, China

Principal Manufacturing Facilities

Our principal manufacturing facilities are located in Baoan County, Shenzhen, China. In December 1993, we acquired a 50-year lease for the first piece of land for approximately $2.45 million. The first phase facility consisted of 160,000 square feet of manufacturing space, 39,000 square feet of offices, 212,000 square feet of new dormitories, 26,000 square feet of full service cafeteria, recreation facilities and a swimming pool. The total cost of this addition to our complex, excluding land, was approximately $21.8 million. In November 2000, we began construction of another addition to our factory complex. We completed construction in October 2002, adding a new five-story factory with 138,000 square feet of production facilities, including one floor for assembling, one floor of office space, one floor for warehouse use and two floors of class thousand clean room facilities. Prior to this addition, we had only one floor of class ten thousand clean room facilities at our factory complex. As of December 31, 2002, we had spent $9.1 million to complete the construction of the new facility. With this new addition, we had approximately 626,000 square feet of manufacturing space at our manufacturing facilities as of December 31, 2002, with only minimal additions in 2003.

In July 1999, we purchased another vacant lot of approximately 280,000 square feet (approximately 6.5 acres) bordering our manufacturing complex located in Shenzhen, China at the relevant time at a cost of approximately $1.2 million. We have built another factory consisting of approximately 265,000 square feet of space. Construction started in September 2003 and completed in December 2004. We commenced full operations in April 2005. During 2005, we built two additional blocks of dormitories. With this new addition, our principal manufacturing facilities then consisted of approximately 557,835 square feet of manufacturing space, 87,462 square feet of offices, 266,168 square feet of dormitories and 60,765 square feet of cafeteria space and a full services recreational building. In January 2006, the construction of another cafeteria of approximately 14,589 square feet was also completed. As of December 31, 2005, we had incurred $25.8 million to cover the cost of construction and fixtures and equipment for the new factory. The financing for these improvements to our manufacturing facilities was obtained from internal resources.

LCD Factory

In October 2003, Jetup Electronic (Shenzhen) Co., Ltd. entered into a tenancy agreement for new factory premises, which is also located in Baoan County, Shenzhen, China, and relocated to the new factory premises in October 2004. The new factory premises are about twice the size of the former factory premises and consist of 383,547 square feet of manufacturing space, 32,005 square feet of offices, 221,666 square feet of dormitories, and 36,807 square feets of cafeteria and recreational spaces. This new factory provides room for the future expansion of production capacity. As of December 31, 2004, we had spent $7.7 million for this relocation and financed this amount with a combination of internal resources and bank financing. During fiscal year 2005, a further $5.4 million was spent for fixtures and equipment.

Software Development

We currently lease two offices in which we conduct software development. Our Shekou, Shenzhen, China office is approximately 15,602 square feet, which we lease under two one-year leases expiring in July 2007. The monthly rental is approximately $9,882.3. In July 2003, we opened an office in Tokyo, Japan to further expand our sales and marketing team in Japan for our software development business. The Tokyo office has approximately 904 square feet, which we lease under a two-year lease expiring in June 2007. The monthly rental for the Tokyo office is approximately $1,694.7.

Future Expansion

In September, 2005, we signed a letter of intent with The People's Government of Baoan District, Shenzhen, PRC, to purchase approximately 1.3 million square feet of land for future expansion, more than double the space of the land of the existing facilities.

The land is located in the Guangming Hi-Tech Industrial Park, approximately 20 minutes driving distance from the existing facilities of the Company. It is anticipated that the government will deliver the land to the Company by the summer of 2006, after completing its development of the park. The Company plans to commence construction of a new facility on the site before the end of 2006 with the first phase to be completed in the summer of 2008, followed by a second phase to be completed in the summer of 2010. The Company intends to use the new facility as its PRC headquarters and also for increased manufacturing capacity. The additional space is expected to meet the Company's growth needs up to 2015.

Item 4A. *Unresolved Staff Comments*

We do not have any unresolved Staff comments.

Item 5. *Operating and Financial Review and Prospects*

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including "expect", "anticipate", "believe", "seek", "estimate", "intends", "should", or "may". Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information — "Risk Factors". This section should be read in conjunction with our Consolidated Financial Statements included as Item 18 of this Report.

Operating Results

Overview

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies, image sensors modules and PCBA for Bluetooth™ headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones in SKD form, entertainment devices, mobile phone accessories and educational products.

We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products, or electronic sub-assemblies and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide ODM services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

Net Sales and Cost of Sales

We derive our net sales principally from manufacturing services that we provide to OEMs of telecommunications and consumer electronic products. The market for the products we manufacture is generally characterized by declining unit prices and short product life cycles. Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments from our customers. We recognize sales, net of product returns and warranty costs, typically at the time of product shipment or, in some cases, as services are rendered.

Our production is typically based on purchase orders received from OEM customers. However, for certain customers, we will occasionally purchase raw materials based on such customers' rolling forecasts. Purchase orders are often supported by letters of credit or written confirmation from our OEM customers. We generally do not obtain firm, long-term commitments from our customers. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to accurately predict our revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or to repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

Gross Margins

Complex products generally have relatively high material costs as a percentage of total unit costs and accordingly our strategic shift to produce more of such products has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins between 2001 and 2005. During this period, we diversified our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and sub-assemblies, like LCD modules, RF modules and FPC sub-assemblies. Despite the lower gross margin on more complex products, we believe that the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. In dollar value, our gross profit indeed increased from $30.0 million in 2001 to $92.9 million in 2005. Furthermore, we believe that the experience in manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to many of our competitors.

The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost have also negatively impacted our gross margins. For example, in our initial production runs of LCD modules and RF modules, we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules and RF modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in January 2003, we began to produce color and TFT LCD modules, each a complex component used in a variety of devices. The increased costs associated with manufacturing these products and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive, thereby increasing our fixed overhead costs. It has been our strategy to shift our focus more to the business of key components sub-assembly. The key components sub-assembly business generally accounts for relatively lower gross profit margin business. Nam Tai has been very successful in shifting its focus to the business of key components sub-assembly, which accounted for 72% of our sales in 2005. We believe that the strong growth of this business will offset the impact of lower gross profit margins and we can continue to achieve strong growth in our overall profits.

Income Taxes

Under current BVI law, our income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and our subsidiary operating in Macao is exempted from income taxes. This would be valid unless the Macao government changes its policy towards offshore companies.

Under current Cayman Islands law, NTEEP, Zastron and J.I.C. are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below since they are registered in Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% for 2003, 2004 and 2005 to the estimated taxable income earned in or derived from Hong Kong during the applicable period.

The basic corporate tax rate for FIEs in China, such as our Chinese subsidiaries, is currently 33% (30% state tax and 3% local tax). However, because all of our Chinese subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessing any local tax, though that could change at any time. Moreover, several of our subsidiaries in China are entitled to certain tax benefits and certain of our subsidiaries in China have qualified for tax refunds as a result of reinvesting their profits earned in previous years in China.

Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

Our effective tax rates were 1% for each of the three years ended 2003, 2004 and 2005, respectively. The significant factors that caused our effective tax rates to differ from the applicable statutory rates of 15% were as follows:

	2003	2004	2005
Applicable statutory tax rates	15%	15%	15%
Effect of loss / income for which no income tax benefit/expense is receivable/payable	(2%)	(10%)	(8%)
Tax losses not recognised	—	1%	—
Tax holidays and incentives	(5%)	(3%)	(4%)
Effect of China tax concessions, giving rise to no China tax liability	(8%)	(3%)	(4%)
Other items which are not assessable (deductible) for tax purposes	1%	1%	2%
Effective tax rates	1%	1%	1%

Strategic Investments

An important element of our strategy is to make investments in companies that provide the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings. We account for investments of less than 20% at fair value and we account for investments between 20% and 50% under the equity method. Our material investments over the last five years include:

Stepmind. In December 2003, we placed approximately $5.3 million into an escrow account for an investment in Stepmind. The investment was to occur in two phases. For the first phase, approximately $2.64 million, representing 7.66% of the equity interest in

Stepmind, was released to Stepmind in January 2004. The second phase amounting to $2.65 million was released to Stepmind in August 2004 subject to fulfillment of certain conditions. In August 2004, we disposed of our entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price for those shares.

Alpha Star/JCT. In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star, the ultimate holding company of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related modules. In September 2004, we made an impairment to write down our $10.0 million investment in Alpha Star to a fair value of approximately $3.0 million based on the valuation report issued by an external valuation firm. As of December 31, 2004, another analysis had been conducted by an independent valuer, who determined that no further impairment to the carrying value of the investment was required. From January to August 2005, this affiliated company continued to be loss making. We disposed of our entire stake in Alpha Star in August 2005 to the majority shareholders of Alpha Star with sales proceeds of $6.5 million resulting in a gain of $3.6 million in 2005.

TCL group. Over the period from September 2000 through November 2002, we made three investments in the TCL group of companies and disposed of a portion of the investment in 2002 and 2003. The TCL group of companies is a leading OEM for numerous consumer electronic and telecommunications products in the domestic Chinese market.

- In September 2000, we made a strategic investment of $2.0 million to acquire a 5% indirect equity interest (through a 25% direct equity interest in Mate Fair) in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., together known as TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets. In October 2002, we began to provide TCL Mobile with LCD modules used in its mobile phones.
- In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL group of companies, for approximately $12.0 million. In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at $0.52, or RMB4.26, per A-share. The Company's interest in TCL Corporation has then been diluted to 3.69%, represented by 95.52 million promoter's shares of TCL Corporation after its initial public offering. However, in December 2005, shareholders of TCL Corporation approved a split share structure reform. Pursuant to this reform, the Company will give away 15.62% of its total shares to floating shareholders as consideration and thereafter all its restricted shares will become floating shares subject to the regulations of China Securities Regulation Commission and can become tradable 12 months from the first trading day after the reform is formally in effect, which will depend on the approval of the Ministry of Commerce of China. The Company's interest in TCL Corporation has been reduced from 3.69% to 3.12%, representing 80.60 million shares. However, the financial impact on the Company's interest in TCL Corporation cannot be ascertained at the moment because of the unforeseeable impact of the reform on TCL Corporation A-share price. As of December 31, 2005, the Company recognized an unrealized gain of $1.36 million, based on the Company's cost of $11.97 million. The Company's interest in TCL Corporation was recorded at fair value of $13.33 million, based on a valuation report from an external valuation firm.
- In November 2002, one of our subsidiaries sold a portion of its equity interest in Huizhou TCL Mobile Communication Co., Ltd. for which we received proceeds of approximately $10.4 million, reducing our direct equity interest (held through Mate Fair) in TCL Mobile to approximately 3%.
- In November 2002, we invested $5.1 million in the 3% convertible notes of TCL International Holdings Limited that are due in November 2005. TCL International Holdings Limited is another company in the TCL group and is publicly listed on the Hong Kong Stock Exchange. Those convertible notes of TCL International Holdings Limited were disposed of in August 2003 for approximately $5.03 million.
- In April 2004, we increased our shareholding in TCL Mobile from approximately 3% to 9% through acquiring Jasper Ace, which directly holds 9% equity interest in TCL Mobile, at a consideration of approximately $102.2 million. The consideration was satisfied, by the exchange of our 72.2% equity interest in Mate Fair, plus cash of $25 million and the issuance of 1,416,764 new Nam Tai shares and resulted in a net investment cost of $79.5 million. We recognized an impairment loss of $58.3 million as at December 31, 2004. In the second quarter of 2005, a further $6.5 million impairment loss was recognized. Due to a share swap between TCL Communication and Alcatel on July 18, 2005, our shareholding in TCL Communication decreased from 9% to 8.57%. During the period from August to December 2005, we disposed of our entire stake in TCL Communication realizing proceeds of $11.0 million which resulted in a net realized and accumulated losses of $68.5 million.

The following details the impact of our strategic investments on our consolidated statements of income for each of the years ended 2003, 2004 and 2005:

	2003	2004 (in thousands)	2005
Income from Investments Stated at Fair Value:			
Dividend income received from marketable securities and investment			
TCL Corporation	1,696	926	579
Huizhou TCL	2,018	17,369	—
	$ 3,714	$ 18,295	$ 579
Loss on Disposal of Marketable Securities	—	—	(3,686)
Impairment Loss on Marketable Securities	—	(58,316)	(6,525)
Equity Investments			
Alpha Star Investments Limited			
Gain on Disposal of an Affiliated Company	—	—	3,631
Equity in Income (Loss) of an Affiliated Company	$ 498	$ (6,806)	$ (186)

J.I.C. Group

We acquired the J.I.C. group in October 2000 for $32.8 million. We paid a portion of the purchase price to the seller by issuing approximately 3.48 million of our common shares and paid $11.0 million in cash. The J.I.C. group at the relevant time was principally engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. We accounted for the acquisition of the J.I.C. group under the purchase method of accounting and the results of the J.I.C. group's operations have been consolidated with our results since the date of its acquisition.

In June 2002, through a reverse merger, we arranged for the listing of the J.I.C. group on the Hong Kong Stock Exchange. To effect the listing, we entered into an agreement with the liquidators of Albatronics to effect the restructuring proposal of Albatronics and the listing of J.I.C. as this arrangement was more cost effective than using an initial public offering.

Due to the reverse merger, our effective interest in the J.I.C. group was reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, we have released goodwill of $1.5 million, representing 7.1% of the goodwill that had previously been recorded upon purchasing the J.I.C. group in October 2000. The release of goodwill is included as part of the loss on the reverse merger of the J.I.C. group.

In August 2002, we acquired an additional 7,984,000 ordinary shares of J.I.C. for a cash consideration of $437,000, resulting in additional goodwill of $253,000. As of December 31, 2002, we held 93.97% of effective interest in J.I.C. group, which represented 74.78% of the existing ordinary shares and 93.97% of the outstanding ordinary shares upon full conversion of the 598,420,000 preference shares.

During the period from June to November 2003, we disposed of a total of 42,600,000 ordinary shares of J.I.C. for cash consideration of $4.0 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $1.8 million and the releasing of goodwill of $1.2 million. The release of goodwill is netted off with the gain on the partial disposal of a subsidiary. In November 2003, we converted 175,100,000 preference shares into 170,000,000 ordinary shares of J.I.C.

In June 2003, in order to concentrate its effort on its LCD panels reporting unit, J.I.C. disposed of its transformers reporting unit to a third party for a cash consideration of $2.4 million. Sales of the transformers reporting unit for the years ended December 31, 2002 and 2003 were $11.3 million and $6.3 million, respectively, and were insignificant compared to the sales of the Company as a whole. The net income from this discontinued operation for the years ended December 31, 2002 were also immaterial. In 2003, the net income from discontinued operation represented a gain of $2.0 million, being the proceeds from the disposal less the carrying value of the net assets of the transformers reporting unit, and minority interests. Excluding this gain, the basic and diluted earnings per share for continuing operations for the year ended December 31, 2003 was $1.04 and $1.02, respectively.

During the period from November to December 2004, we further disposed of a total of 128,000,000 ordinary shares of J.I.C. for cash consideration of $12.90 million. The disposal resulted in a net gain on partial disposal of a subsidiary of $6.25 million. During the same period, we converted all 423,320,000 preference shares into 410,990,290 ordinary shares. As of December 31, 2005, we held 546,890,978 ordinary shares of J.I.C., equivalent to 71.63% of issued ordinary shares.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 — "Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

Marketable securities

Marketable securities at December 31, 2005 are principally equity securities and are classified as available-for-sale securities. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Fair value is determined by reference to market price or analysis conducted by independent valuer. In the event where the fair value of the securities has been below the carrying value for a period of time, we will assess whether this decline in value is other-than-temporary.

Our assessment includes the consideration of the duration and severity of the decline in values and our ability and intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of the fair value up to or beyond the cost of the investment, and an assessment of the evidence indicating that the cost of the investment is recoverable within a reasonable period of time which outweighs the evidence to the contrary. If it is determined that the decline is other-than-temporary, an impairment charge to the income statement will be made.

Valuation of long-lived assets, including purchased intangible assets and valuation of goodwill

The Company reviews the carrying value of its long-lived assets, including purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, including purchased intangible assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company's reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would record an impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analysis and external independent valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

The Company's assessments of impairment of long-lived assets and goodwill, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company's ongoing strategic review of its business and operations. Therefore, future changes in the Company's strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company's estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

In performing the annual assessment of goodwill for impairment for the years ended December 31, 2004 and 2005, the Company determined that none of the reporting units' carrying values were close to exceeding their respective fair values.

Deferred income taxes

We provide deferred income taxes using the asset and liability method. Under this method, we recognize deferred income taxes for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. We provide a valuation allowance to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax asset will not be realized.

When considering whether a valuation allowance is necessary, we will assess the history of operating losses and unexpired tax credit, losses expected in the future and any unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years. Therefore, any changes in our assessment of the above would impact our estimation of the amount of valuation allowance.

Accruals and provisions for loss contingencies

We make provisions for all loss contingencies when information available to us prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

For provisions or accruals related to litigations, we make provisions based on information from legal counsels and the best estimation of management. As discussed in Note (18b) to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded a liability for the Tele-Art matter in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", or SFAS 5. SFAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of this contingency may differ from our estimates. If the contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if the contingency were settled for an amount that is less than our estimate, a future credit to income would result.

Summary of Results

The increase in sales was primarily due to strong growth in demand for LCD modules and FPC sub-assemblies. The increase in our net sales base year-over-year represents stronger demand from existing customers, as well as organic growth from new and existing customers.

The following table sets forth key operating results (in thousands, except per share data) for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,			% increase/(decrease)	
	2003	2004	2005	2004 vs 2003	2005 vs 2004
Net sales	$406,306	$533,861	$797,237	31%	49%
Gross profit	66,290	76,476	92,923	15%	22%
Operating income	37,387	43,378	52,656	16%	21%
Net income	43,802	66,885	51,306	53%	(23%)
Basic earnings per share	1.09	1.57	1.19	44%	(24%)
Diluted earnings per share	1.07	1.57	1.19	47%	(24%)

Key Performance Indicators

The following table sets forth, for the quarterly periods indicated, certain of management's key financial performance indicators that management utilizes to assess the Company's operating results:

	Three Months Ended			
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Sales cycle (1)	8 days	29 days	41 days	29 days
Inventory turnover (2)	18 days	24 days	34 days	37 days
Days in accounts receivable (3)	62 days	54 days	86 days	56 days
Days in accounts payable (4)	72 days	49 days	79 days	64 days

	Three Months Ended			
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Sales cycle (1)	11 days	19 days	22 days	18 days
Inventory turnover (2)	16 days	20 days	16 days	14 days
Days in accounts receivable (3)	58 days	60 days	50 days	56 days
Days in accounts payable (4)	63 days	61 days	44 days	52 days

(1) The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable.

(2) Inventory turnover are calculated as the ratio of inventory, net, at period end divided by year to date of cost of sales.

(3) Days in accounts receivable is calculated as the ratio of accounts receivable, net, at period end divided by year to date average daily net sales.

(4) Days in accounts payable is calculated as the ratio of accounts payable, net, at period end divided by year to date average daily net cost of sales.

Results of Operations

The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2003, 2004 and 2005 (certain amounts may not calculate due to rounding and amounts may not add due to rounding).

	Year Ended December 31,		
	2003	2004	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	(83.7)	(85.7)	(88.3)
Gross profit	16.3	14.3	11.7
Selling, general and administrative expenses	(6.1)	(5.2)	(4.2)
Research and development expenses	(1.0)	(1.0)	(0.9)
Income from operations	9.2	8.1	6.6
Other expenses, net	(0.2)	(0.2)	(0.0)
Dividend income from marketable securities and investments	0.9	3.4	0.1
Gain on sale of subsidiaries' shares	0.5	14.5	1.3
Gain on disposal of investment in an affiliated company	—	—	0.4
Impairment loss on marketable securities	—	(10.9)	(0.8)
Realized loss on marketable securities	—	—	(0.5)
Interest income	0.2	0.2	0.5
Interest expense	—	—	(0.1)
Income before income taxes and minority interests	10.6	15.1	7.5
Income taxes	(0.1)	(0.2)	(0.1)
Income before minority interests and equity in income (loss) of affiliated companies	10.5	14.9	7.4
Minority interests	(0.3)	(1.1)	(1.0)
Equity in income (loss) of affiliated companies	0.1	(1.3)	—
Income after minority interests and equity in income (loss) of affiliated companies	10.3	12.5	6.4
Discontinued operation	0.5	—	—
Net income	10.8%	12.5%	6.4%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales. Our net sales increased 49% to $797.2 million for 2005, up from $533.9 million in 2004. The increase was due to increased sales levels across various business segments. Sales of telecommunication components assembly substantially increased 80.0%, sales of LCD panels increased 19.3% and sales of software development services increased 11.1%. Sales of consumer electronics and communication products remained at 2004 levels. The increased sales levels were due to the addition of new customers, and organic growth in these business segments. Specifically, the increase in telecommunications, components assembly was primarily attributable to the increase in sales of FPC sub-assemblies, LCD modules and RF modules.

The following table sets forth, for the periods indicated, revenue by business segments expressed as a percentage of net sales. The distribution of revenue across our business segments has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: increased business from new and existing customers, fluctuations in customer demand and seasonality.

	Year ended December 31,		
	2003 Percent	2004 Percent	2005 Percent
Consumer Electronics and Communication Products			
Consumer Electronics and Communication Products	32%	31%	20%
Software Development Services[(2)]	1	1	1
Telecommunication components assembly	57	59	72
LCD Panels and Transformers			
LCD panels	9	9	7
Transformers[(1)]	1	—	—
Total	100%	100%	100%

(1) We sold our transformers operation to a third party in June 2003.

(2) Software Development Services was reclassified from Telecommunication Components Assembly segment to Consumer Electronics and Communication Products segment in 2005. Comparative figures for year 2003 and 2004 have been restated accordingly.

Gross Profit. In terms of dollar value, gross profit for 2005 increased by $16.4 million from 2004, due to the increased revenue base. However, gross margin decreased to 11.7% of net sales in 2005 from 14.3% in 2004. Generally, the gross margin for box-built products is higher than key components assembly. Our target was to shift our business to the high-growth and high-technology key components assemblies sector, and we succeeded in increasing net sales in the TCA segment. In 2004, we were impacted by the reduction of input credit with respect to value-added tax related to domestic purchase materials by the PRC government. In 2005, the percentage decrease was primarily due to strong growth and a higher proportion of TCA segment revenue.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $33.1 million, or 4.2% of net sales in 2005 from $28.1 million, or 5.2% of net sales in 2004. The $5.0 million increase was primarily attributable to the increase in salaries and benefits, audit, legal and professional fee, depreciation and amortization and restructuring expenses in relation to Hong Kong office. The decrease as a percentage of net sales was due primarily to the increased revenue base in 2005.

Research and Development Expenses. Research and development expenses in 2005 increased to $7.2 million from $5.0 million in 2004 accounting for 0.9% of net sales for 2005 compared to 1.0% of net sales for 2004. The absolute dollar increase was primarily attributable to the recruitment of more engineers to support our R&D activities, including design of production process, development of new products and products associated with customer design-related programs.

Other Expenses — Net. During 2005, other expenses were $0.1 million which mainly include gain on disposal of land, exchange gain and was partially offset by other non-operating charges. During 2004, other expenses was $1.0 million which mainly represented by other non-operating charges.

Dividend Income Received From Marketable Securities and Investment. We received $0.6 million dividend income from our investment in TCL Corporation during the year of 2005. In 2004, we received $17.4 million and $0.9 million dividend income from our investment in TCL Communication and TCL Corporation, respectively.

Gain on Sale of Subsidiaries' Shares. In May 2005, NTEEP acquired 100% interest in Namtek Software from the Company and Asano Company Limited, and as a result of this series of linked transactions, the Company effectively disposed of 7.94% interest in Namtek Software, resulting in a gain of $1.9 million. During 2005, the Company disposed 52,574,000 million shares of NTEEP, one of the previously wholly-owned subsidiaries of the Company, resulting in a gain of $8.2 million. In April 2004, NTEEP, completed a public offering of its common stock on the Hong Kong Stock Exchange. As a result, the Company disposed of a 25% interest in this subsidiary, resulting in a gain on sale of NTEEP's shares of $71.1 million.

In November and December 2004, the Company disposed of 128 million ordinary shares of J.I.C. for cash consideration of $12.9 million. The disposal resulted in a net gain on sale of J.I.C.'s shares of $6.3 million after deducting the release of goodwill of $3.5 million.

Gain on Disposal of Investment in an Affiliated Company. In the third quarter of 2005, we sold of our entire stake in Alpha Star to the majority shareholders of Alpha Star. The proceeds from disposal were $6.5 million, resulting in a gain of $3.6 million.

Impairment Loss of Marketable Securities and Realized Loss in Marketable Securities. At December 31, 2004, the Company's investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication's shares and the Company recognized an impairment loss of $58.3 million, based on the Company's cost of $79.5 million and a fair value of $21.2 million. As the loss is considered to be other-than-temporary, it has been recorded in the consolidated statements of income. In June 2005, a further $6.5 million impairment loss was made. For the period from August to December 2005, the Company disposed its entire stake in TCL Communication for sales proceeds of $11.0 million and recorded a realized loss of $3.7 million.

Interest Income. Interest income was as $3.9 million which increased $2.8 million from $1.1 million in 2004. The increase was primarily due to higher average cash balances and increase of interest rate.

Interest Expense. Interest expense increased to $438,000 in 2005 from $195,000 in 2004. This increase was primarily a result of increase in interest rates and the draw-down of short-term bank loans by J.I.C.

Income Taxes. Pursuant to the strict enforcement of certain PRC regulations, tax paid on statutory reserve of our PRC entities is not eligible for tax refund. In order to follow the strict enforcement practice, extra tax expenses of $268,000 for previous years were charged to 2004. As a result, income tax expenses for 2004 were $879,000 as compared to $651,000 for 2005.

Minority Interests. Minority interest increased to $8.0 million in 2005 from $6.0 million in 2004. The increase was primarily the result of the increase in minority shareholders' share of NTEEP's profit of approximately $6.7 million during 2005. In addition, the minority shareholders' share of profits of the J.I.C. group for 2005 increased to $1.3 million from $254,000 in 2004.

Equity in Loss of Affiliated Companies. We recorded an equity in loss of $186,000 for 2005 and $6.8 million for 2004 in relation to Alpha Star. The amount in 2004 included an impairment charge of approximately $5.6 million upon its unsatisfactory operating results and the continued weakness in markets operated by Alpha Star and $1.2 million share of loss of Alpha Star. For additional information, see Note 9 — "Investment in Affiliated Companies, Equity Method — Alpha Star" to the Consolidated Statements of Income.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. Our net sales increased 31.4% to $533.9 million for 2004, up from $406.3 million in 2003. The increase was due to increased sales levels across all business segments. Specific increases include a 27.0% increase in the sales of consumer electronics and communication products, a 36.4% increase in the sales of telecommunication components assembly, a 17.9% increase in the sales of LCD panels and a 20.6% increase in the sales of software development services. The increased sales levels were due to the addition of new customers, and organic growth in these business segments. The increase in the consumer electronics and communication products was primarily attributable to the increased sales levels in optical devices. The increase in telecommunication, components assembly was primarily attributable to sales of FPC sub-assemblies in 2004 and the increase in sales of levels of mobile phone handsets in SKD forms and lighting panels for hand-held devices.

Gross Profit. Gross profit decreased to 14.3% of net sales in 2004 from 16.3% in 2003. Generally, the gross margin for box-built products is higher than key components assembly. Our target was to shift our business to the high-growth and high-technology key components assemblies sector, and we succeeded in increasing net sales in the TCA segment. The percentage decrease in gross profit was primarily due to a higher proportion of TCA segment revenue. Additionally, we have been impacted by the reduction of input credit in respect of value-added tax related to domestic purchase materials by the PRC government during 2004. In terms of dollar value, gross profit for 2004 increased by $10.2 million from 2003, due to the increased revenue base.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $28.1 million, or 5.2% of net sales in 2004 from $24.9 million, or 6.1% of net sales, in 2003. The $3.2 million increase was primarily attributable to the increase in sales commission paid to marketing staff as a result of increased revenue, and the commission paid to external agents for particular products during 2004. The decrease as a percentage of net sales was due primarily to the increased revenue base in 2004.

Research and development Expenses. Research and development expenses in 2004 increased to $5.0 million from $4.0 million in 2003 but remained at 1.0% of net sales for each of 2004 and 2003. The absolute dollar increase was primarily attributable to the recruitment of more engineers to support our research and development activities, including design of production process, development of new products and products associated with customer design-related programs.

Other Expenses, Net. During 2004, other expenses of $1.0 million were mainly represented by other non-operating charges. In 2003, other expense also represented by other non-operating charges and was partially offset by a non-trade receivables which had been written off previously.

Dividend Income Received From Marketable Securities and Investment. In 2004, we received $17.4 million and $0.9 million dividend income from our investment in TCL Communication and TCL Corporation, respectively. This compared to $2.0 million and $1.7 million dividend income from our investment in TCL Communication and TCL Corporation in 2003

Gain on Sale of Subsidiaries' Shares. In April 2004, one of the previously wholly-owned subsidiaries of the Company, NTEEP, completed a public offering of its common stock on the Hong Kong Stock Exchange. As a result, the Company disposed of a 25% interest in this subsidiary, resulting in a gain on sale of NTEEP's shares of US$71.1 million. In November and December 2004, the Company disposed of 128 million ordinary shares of J.I.C. for cash consideration of $12.9 million. The disposal resulted in a net gain on sale of J.I.C.'s shares of $6.3 million after deducting the release of goodwill of $3.5 million. During 2003, we recorded a $1.8 million gain on sale of J.I.C.'s shares.

Unrealized Loss of Marketable Securities. At December 31, 2004, the Company's investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication's shares and the Company recognized an unrealized loss of $58.3 million, based on the Company's cost of $79.5 million and a fair value of $21.2 million. As the loss is considered to be other-than-temporary, it has been recorded in the consolidated statements of income.

Interest Income. Interest income increased to $1.1 million in 2004 from $0.8 million in 2003. The increase was primarily due to higher average cash balances, partially offset by lower interest yields on cash deposits.

Interest Expense. Interest expense increased to $195,000 in 2004 from $121,000 in 2003. This increase was primarily a result of the draw-down of a $7.0 million fixed-term loan by J.I.C.

Income Taxes. Income tax expenses of $879,000 for 2004 compares to $399,000 for 2003. The increase was primarily the result of not receiving full tax refunds for several of our PRC entities for taxes paid in previous years that we have normally been eligible to receive full tax refunds in the past as a result of the strict enforcement of certain regulations.

Minority Interests. Minority interest increased to $6.0 million in 2004 from $1.1 million in 2003. The increase was primarily the result of the increase in minority shareholders' share of NTEEP's profit of approximately $4.9 million since its listing in April 2004. In addition, the minority shareholders' share of profits of the J.I.C. group for 2004 increased to $254,000 from $211,000 in 2003, and the minority shareholders' share of profits of Namtek Software for 2004 increased to $472,000 from $296,000 in 2003. The minority shareholders' share of profits of Mate Fair for 2004 decreased to $405,000 from $560,000.

Equity in Income (Loss) of Affiliated Companies. We recorded an equity in loss of $6.8 million for 2004 of Alpha Star but recognized in equity in income of $0.5 million for 2003. The amount in 2004 included an impairment charge of approximately $5.6 million upon its unsatisfactory operating results and the continued weakness in markets operated by Alpha Star and $1.2 million share of loss of Alpha Star. For additional information, see Note 9 — "Investment in Affiliated Companies, Equity Method — Alpha Star" to the Consolidated Statements of Income.

Liquidity and Capital Resources

Liquidity

We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, sales of our common stock and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.

We had positive net working capital of $234.7 million at December 31, 2005 compared to positive net working capital of $218.2 million at December 31, 2004. We expect our working capital requirements and capital expenditures to increase in order to support future expansions of our operations through acquisition of land, construction of a new factory on this land to be acquired and machinery purchases. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

We currently believe that during the next twelve months, our capital expenditures will be in the range of $30 million to $50 million, principally for land, machinery and equipment, and expansion in China. We believe that our level of resources, which include cash and cash equivalents, marketable securities, accounts receivable and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

The following table sets forth, for the year ended December 31, 2003, 2004 and 2005, selected consolidated cash flow information (in thousands):

	Year Ended December 31,		
	2003	*2004*	*2005*
Net cash provided by operating activities	$ 44,272	$ 75,210	$ 70,825
Net cash (used in) provided by investing activities	(21,669)	37,729	18,740
Net cash used in financing activities	(43,253)	(14,117)	(36,165)
Net (decrease) increase in cash and cash equivalents	$(20,650)	$ 98,822	$ 53,400

Net cash provided by operating activities for 2005 was $70.8 million. This consisted primarily of $51.3 million of net income, adjusted for $17.3 million of depreciation and amortization, $6.5 million impairment loss on marketable securities, $3.7 million realized loss on marketable securities and $8.0 million in minority interests, which were offset by $10.1 million gain on sales of subsidiaries' shares and $3.6 million gain on disposal of investment in an affiliated company. Our working capital related to operating activities increased, driven by an increase of $32.0 million in accounts payable and $2.8 million in accrued expenses and others payables, a decrease of $3.9 million in income taxes recoverable, an increase of $2.7 million in notes payable and decrease of $0.4 million decrease in prepaid expenses and other receivables, partially offset by increases in accounts receivable of $35.3 million and $8.6 million in inventories. The increase in accounts receivable and accounts payable was due to increased levels of business during 2005.

Net cash provided by investing activities of $18.7 million for 2005 consisted primarily of proceeds from partial disposal of subsidiaries of $25.2 million, proceeds from disposal of marketable securities of $11.0 million, proceeds from disposal of an affiliated company of $6.5 million, proceeds from disposal of property, plant and equipment of $1.8 million and decrease in deposits for property, plant and equipment of $6.4 million, partially offset by capital expenditures of $32.2 million. Capital expenditure in 2005 mainly consisted of the construction of a new factory and purchases of machinery and equipment which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.

Net cash used in financing activities of $36.2 million for 2005 resulted primarily from $52.0 million paid to shareholders as dividends, $5.4 million in repayment of bank loans, partially offset by proceeds of bank loans of $4.8 million and proceeds from shares issued on exercise of options and warrants of $16.4 million.

Net cash provided by operating activities for 2004 was $75.2 million. This consisted primarily of $66.9 million of net income, adjusted for $13.9 million of depreciation and amortization, $58.3 million unrealized loss on marketable securities, $6.8 million equity in loss of an affiliated company and $6.0 million in minority interests partially offset by $6.2 million in gain on sale of J.I.C.'s shares, $71.1 million gain on sale of NTEEP's shares and $15.9 million in dividend income. Our working capital related to operating activities increased, driven by an increase of $33.9 million in accounts payable and $3.0 million in accrued expenses and others payables, a decrease of $2.6 million in amount due from a related party, $3.9 million in inventories and $2.6 million in prepaid expenses and other receivables, partially offset by increases in accounts receivable of $28.3 million. The increase in accounts receivable and accounts payable was due to increased levels of business during 2004.

Net cash provided by investing activities of $37.7 million for 2004 consisted primarily of proceeds from partial disposal of subsidiaries and investments of $95.4 million and $5.6 million, respectively, proceeds from disposal of property, plant and equipment of $4.5 million, partially offset by capital expenditures of $38.6 million and increase in deposits for property, plant and equipment of $4.4 million and acquisition of marketable securities of TCL Communication of $25.1 million. Capital expenditure in 2004 mainly consisted of the construction of a new factory and purchases of machinery and equipment which were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.

Net cash used in financing activities of $14.1 million for 2004 resulted primarily from $19.4 million paid to shareholders as dividends, $5.4 million in repayment of bank loans, partially offset by proceeds of bank loans of $10.6 million.

Except as discussed above, there are no material transactions, arrangements and relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

For the years ended December 31, 2004 and 2005, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating up to a maximum guarantee of $49.2 million and $19.0 million, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

Capital Resources

As of December 31, 2005, we had $213.8 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $160.6 million as of December 31, 2004. Our short-term bank loans were $2.3 million and nil as of December 31, 2005 and December 31, 2004, respectively. Our long-term bank borrowing was $5.2 million and $8.1 million as of December 31, 2005 and December 31, 2004, respectively.

As of December 31, 2005, we had in place general banking facilities with two financial institutions aggregating $117.3 million. The maturity of these facilities is generally up to 120 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks' reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees, working capital and revolving loans. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2005, we had utilized approximately $7.1 million under such general credit facilities and had available unused credit facilities of $110.2 million.

As of December 31, 2005, we had two four-year term loans. The outstanding balance amounted to $5.2 million as of December 31, 2005 and $8.1 million as of December 31, 2004. Here is an analysis of the term loans:

	Date of Draw Down	Original Amount drawn (in millions)	No. of installments	Amount per installment (in millions)	Interest rate	First repayment	Outstanding balance at December 31, 2005 (in millions)	Outstanding balance at December 31, 2004 (in millions)
Term loan 1	May 2002	$ 4.5	16	$ 0.3	**1.5% over LIBOR, changed to 0.75% over LIBOR in August 2004**	August 2002	$ 0.6	$ 1.7
Term loan 2								
	April 2004	$ 1.6	16	$ 0.1	0.75% over LIBOR	July 2004	$ 1.0	$ 1.4
	June 2004	$ 3.6	16	$ 0.2	0.75% over LIBOR	September 2004	$ 2.2	$ 3.2
	December 2004	$ 1.8	16	$ 0.1	0.75% over LIBOR	March 2005	$ 1.4	$ 1.8
Total							$ 5.2	$ 8.1

Our contractual obligations, including long-term debt arrangements, capital expenditure, purchase obligations and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2005 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

Contractual obligation	Payments due by period: Total	2006	2007	2008	2009	2010	2011 and thereafter
Long-term bank borrowing	$ 5,162,000	$ 2,312,000	$1,750,000	$1,100,000	$ —	$ —	$ —
Operating leases	9,332,000	1,703,000	1,662,000	1,476,000	1,242,000	1,314,000	1,935,000
Capital expenditures	10,758,000	10,758,000	—	—	—	—	—
Purchase obligations	101,985,000	101,985,000	—	—	—	—	—
Total	$127,237,000	$116,758,000	$3,412,000	$2,576,000	$1,242,000	$1,314,000	$1,935,000

There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our China subsidiaries, with the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our China subsidiaries, such dividends will reduce the amount of reinvested profits and, accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.

Impact of Inflation

Inflation and deflation in China, Hong Kong and Macao has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.

Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Macao, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

Recent Changes in Accounting Standards

In November 2004, the Financial Accounting Standard Board, or FASB, issued SFAS No. 151, *"Inventory Costs – an amendment of ARB No. 43, Chapter 4"*. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this new standard did not have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" which redefines the types of non-monetary exchanges that require fair value measurement. The Company is required to adopt SFAS No. 153 for nonmonetary transactions entered into after June 30, 2005. The adoption of this new standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "*Share-Based Payment*", or SFAS No. 123R. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No. 123R effective January 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-restrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 (p) to the financial statements pursuant to the disclosure requirements of SFAS No. 148.

In March 2005, the FASB issued FASB Interpretation No., or FIN, 47, "*Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143*". FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company is evaluating the effect of the adoption of FIN 47. It is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes And Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3*". This statement supercedes APB Opinion No. 20, "*Accounting changes" and SFAS No. 3, "Reporting Accounting changes in Interim Financial Statements*". SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In September 2005, the FASB's Emerging Issues Task Force, or EITF, reached a final consensus on Issue 04-13, "*Accounting for Purchases and Sales of Inventory with the Same Counterparty*". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, "*Accounting for Nonmonetary Transactions*", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company is evaluating the effect of the adoption of EITF 04-13. It is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Research and Development

Our research and development expenditure mainly comprised of salaries and benefits paid to our research and development personnel and is mainly for the development of advanced manufacturing techniques to produce complex products on a mass scale and at a low cost. We expense our research and development costs as incurred. For the years ended December 31, 2003, 2004 and 2005, we incurred research and development expenses of approximately $4.0 million, $5.0 million and $7.2 million, respectively.

Trend Information

Currently, our operations consist of three reportable segments, Consumer Electronics and Communication Products, Telecommunication Components Assembly and LCD panels.

We plan to continue to leverage on our solid customer relationships and to expand our business. During 2005, we were able to expand our product line to higher growth products and we were able to benefit from the increase in production capacity from the commencement of operation of our new factory premises.

For Consumer Electronics and Communication Products, we will continue to focus on optical devices, educational products, cellular phone accessories and entertainment devices. In 2005, we produced more new products, such as Bluetooth™ wireless headset accessories for a new customer and also new entertainment products, such as the game quiz controller and also new gaming devices for mobile phones. We also added digital scanning pen to our educational products category. Since June 2003, we have been able to diversify our product range from finished products to component assemblies and began manufacturing the high growth CMOS sensor modules for integration into various image capturing devices such as cellular phones with built-in camera functions. In addition to our core manufacturing business for consumer electronic and communication products, we are also developing a car navigation system.

For Telecommunication Component Assembly, we will continue to focus on high-growth products which require advance technological production know-how. In addition to high-end color LCD modules, we began manufacturing FPC sub-assemblies in March 2003 for integration into various LCD modules and other products, like infotainment consumer electronic products which played a significant role in increasing our total turnover in the past two years. In 2005, we further increased our product line and broadened our customer base by producing DAB modules for a new European customer and PCBA for Bluetooth™ headsets. In order to enhance our vertical integration by moving upstream to increase profitability and support our fast-growing FPC sub-assembly business, we plan to begin FPC unit manufacturing in 2006. We believe that the combination of FPC unit manufacturing and FPC sub-assembly capability will allow us to better serve our customers and give us synergy benefits by improving our gross profit margins and broaden our product and service offering.

LCD panels are found in numerous applications in electronics products, such as watches, clocks, calculators, pocket games, PDAs and mobile and cordless telephones and car audio systems. We are a customized LCD panel manufacturer, and we develop each product from design concept all the way to a high quality mass producible product. Since 2003, we have also begun manufacturing customized LCD modules that included components such as backlights, FPC and COG. In 2005, we began developing LCD modules for cordless and VoIP phones. We intend to continue expanding our customized passive LCD module products utilizing LCD panels that we have manufactured, and we expect this strategy to provide us with higher value products, a wider customer base, higher revenues and margins.

It has been our strategy to continue shifting our focus more to the business of key components sub-assembly. The key components sub-assembly business generally accounts for relatively lower gross profit margin. We have been very successful in shifting our focus to key components sub-assembly, which accounted for 72% of our sales in 2005. We believe that the strong growth of this business will offset the impact of lower gross profit margins and we can continue to achieve strong growth in our overall profits.

Off-balance Sheet Arrangement

For 2005, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 6. *Directors, Senior Management and Employees*

Directors and Senior Managers

Our current directors and senior management, and their ages as of March 1, 2006, are as follows:

Name	Age	Position with Nam Tai
M. K. Koo	61	Chairman of the Board and member of the Board of Directors
Patinda Lei	39	Chief Executive Officer and Chief Financial Officer, Chairman of the Board of Zastron group
Patrick Lee	41	Chief Executive Officer of Zastron group
Lai Yick Fung	35	Chief Financial Officer of Zastron group
Karene Wong	42	Chairman of the Board of NTEEP group
Kazuhiro Asano	54	Member of the Board of NTEEP
Guy Bindels	45	Member of the Board and Chief Executive Officer of NTEEP group
Joseph Hsu	41	Chief Financial Officer of NTEEP group
Seitaro Furukawa	64	Chairman of the Board of J.I.C. group
Ivan Chui	47	Member of the Board and Chief Executive Officer of J.I.C. group
Colin Yeoh	41	Member of the Board and Chief Financial Officer of J.I.C. group
Peter R. Kellogg	63	Member of the Board of Directors
Stephen Seung	59	Member of the Board of Directors and Corporate Secretary
Dr. Wing Yan (William) Lo	45	Member of the Board of Directors
Charles Chu	49	Member of the Board of Directors
Mark Waslen	45	Member of the Board of Directors

M.K. Koo. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company's Chief Financial Officer. Mr. Koo has resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. Mr. Koo received his Bachelor's of Laws degree from National Taiwan University in 1970.

Patinda Lei. Ms. Lei joined Nam Tai group in May 1990. In June 2002, she assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited and in March 2004, became the Chairman of the Board of Zastron and responsible for the overall business of the Zastron group. Ms. Lei has worked with Nam Tai group for more than fifteen years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. With effect from January 1, 2006, Ms. Lei also assumed the position of Chief Executive Officer and Chief Financial Officer of the Company. Ms. Lei graduated with a Bachelor of Sciences degree in Management Science from the Faculty of Engineering of Tokyo University of Science in Japan.

Patrick Lee. Mr. Lee joined Nam Tai group in August 2005 as Chief Executive Officer of Zastron group. Before joining the Nam Tai group, he had thirteen years of experiences in mobile phone business with Nokia Corporation and Philips Corporation and of which eight years were in senior management positions. Mr. Lee has a Bachelor's degree in Electrical and Electronics Engineering from University of Surrey, England in 1989 and a Master degree in Advanced Manufacturing Systems from Brunel University, England in 1997.

Lai Yick Fung. Mr. Lai joined Nam Tai group in May 2005 as Financial Controller of Zastron Shenzhen and was promoted to Chief Financial Officer of Zastron group with effect from January 1, 2006. Mr. Lai has worked for an international accounting firm and a number of listed companies in Hong Kong with over 10 years' experience in auditing, accounting and financial management. He obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University and a Master degree of Science in Financial Management from the University of London. Mr. Lai is an associate member of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries and Administrations.

Karene Wong. Ms. Wong joined us in June 1989. Before joining us, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. She was promoted to Managing Director of our subsidiary, Nam Tai Electronic & Electrical Products Limited. (Hong Kong), on January 1, 2001 and was further promoted to Chairman of NTEEP in June 2003 responsible for overseeing the overall business of NTEEP group, continue to maintain close contact with key customers and cultivate new customer relationships for NTEEP group.

Kazuhiro Asano. Mr. Asano joined the Nam Tai group in 1995 as a general manager and was promoted to Managing Director of Shenzhen Namtek in 1997. In June 2002, Mr. Asano was promoted as the Chairman of the Board of our subsidiary Namtek Software and was responsible for the overall corporate management and business development for our software business. Mr. Asano was appointed as an executive director of NTEEP immediately upon the acquisition of Namtek Software by NTEEP in May 2005. Prior to joining Nam Tai group, Mr. Asano was the general manager of Seiko Instruments Inc., a private Japanese consumer electronics company, and was responsible for its electronic dictionary division. Mr. Asano graduated from Tsuyama Government Industrial College, Japan with a degree in Electrical Engineering in 1972.

Guy Bindels. Mr. Bindels joined the Nam Tai group as Research and Development Director in March 2003 and became an executive director of NTEEP in March 2004. He was promoted to Chief Executive Officer of NTEEP in July 2004 and responsible for overseeing the business and operation of NTEEP group. Before joining Nam Tai group, he worked with the research and development unit of Alcatel for 19 years. He graduated from "Ecole Nationale d' Ingenieur de Brest" (Engineering School located in Brest) in France in 1983.

Joseph Hsu. Mr. Hsu is the Chief Financial Officer of NTEEP group. He joined Nam Tai group in February 2004 and has nearly 11 years of investment banking experience. Mr. Hsu worked in the corporate finance division of the Hongkong and Shanghai Banking Corporation Limited from 1992 to 2003, and his last position was Corporate Finance Director. Mr. Hsu is a qualified accountant and is an Associate Member of the Hong Kong Society of Accountants and an Associate Member of the Institute of Chartered Accountants in England and Wales. Mr. Hsu graduated with a Bachelor's degree in Economics and Accounting from Leeds University, UK and an MSc degree in Management Science from the Imperial College of Science and Technology, University of London, UK.

Seitaro Furukawa. Mr. Furukawa assumed the position of Chairman of the Board of our subsidiary, J.I.C., in March 2002. He has extensive experience in international operational management. He held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. After joining the J.I.C. group in 1992 as a Managing Director, he assumed responsibility for production management and monitoring daily operations of the LCD plant in Shenzhen. Mr. Furukawa received his Bachelor's of English Literature degree from Aoyama University in 1965 and his Bachelor's of Technology and Metallurgy degree from Kogakuin University in 1967.

Ivan Chui. Mr. Chui is the co-founder and Chief Executive Officer of our subsidiary, J.I.C. Mr. Chui has directed J.I.C. group's marketing activities since founding J.I.C. group in 1980. He has over 20 years of experience in the LCD business and has extensive experience in doing business with Japanese companies.

Colin Yeoh. Mr. Yeoh joined J.I.C. group in September 2003 and assumed the post of Managing Director of Jetup. in October 2004. In January 2005, he assumed the position of Chief Financial Officer of the J.I.C. group. Before joining the J.I.C. group, he worked for Varitronix International Limited, a customised LCD manufacturer, from 1994 to 2003, in the field of operations. Prior to Varitronix International Limited, he worked in GEC Marconi Hirst Research (UK) from 1990 to 1994, in the field of optical and display system research. Mr. Yeoh was awarded a PhD in Liquid Crystal Devices in 1990 at Imperial College (London, UK), Master of Science in Microwaves and Modern Optics in 1986 from University College London (UK) and Bachelor of Science in Electrical and Electronic Engineering from University College London (UK).

Peter R. Kellogg. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg served on our Audit Committee until July 8, 2003. He currently serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies.

Stephen Seung. Mr. Seung was appointed a director of Nam Tai in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung acts as our authorized agent in the United States. He served on our Audit Committee until October 2003. With effect from October 15, 2003, Mr. Seung also assumed the role of Corporate Secretary of the Company.

Dr. Wing Yan (William) Lo. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank's Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in Genetic Engineering, both from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as the Faculty of Business, Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.

Charles Chu. Mr. Chu originally served as a Director from November 1987 to September 1989. He was reappointed as Director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on the Compensation Committee acting as Chairman. He also serves on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor's of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.

Mark Waslen. Mr. Waslen was appointed a director of Nam Tai at our annual meeting of shareholders on July 8, 2003 and currently serves on the Audit Committee acting as Chairman. He also serves on our Compensation Committee and Nominating / Corporate Governance Committee. Previously, Mr. Waslen was employed with Nam Tai during the periods from 1990 to 1995 and from June 1998 to October 1999 in various capacities, including Financial Controller, Secretary and Treasurer. Mr. Waslen has been employed with various accounting firms, including Peat Marwick Thorne, Deloitte Touche Tohmatsu and is currently employed with BME + Partners Chartered Accountants. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor's of Commerce (Accounting Major) from University of Saskatchewan in 1982.

No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any of our directors or executive officers and any other person pursuant to which any director or executive officer was elected as a director or executive officer of Nam Tai. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Executive officers serve at the pleasure of the Board of Directors.

Compensation of Directors and Senior Management

The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2005 to all directors and senior management as a group for services in all capacities was approximately $4.6 million.

Directors who are not employees of Nam Tai nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, they are reimbursed for all reasonable expenses incurred in connection with their services as a director.

Members of our key staff are eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Key staff members will be entitled to share up to 15% of the operating income from the respective subsidiary during the year. Our executive officers in charge of the relevant subsidiaries recommend the participating staff members and the amount, if any, to be allocated from the its respective profit pool to an eligible individual.

According to the relevant laws and regulations in China, we are required to contribute 8% to 9% of the stipulated salary to our local staff set by the local government of Shenzhen, China, to the retirement benefit schemes to fund the retirement benefits of our employees. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

Prior to December 2000, we maintained staff contributory retirement plans (defined contribution pension plans), which covered certain of our employees in Hong Kong. From December 2000 onwards, we terminated our existing staff contributory retirement plans and enrolled all of our eligible employees in Hong Kong into a Mandatory Provident Fund, or MPF, program. In August 2003, we set up our first subsidiary, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, in Macao, China. We enrolled all of our eligible employees in Macao into a retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff's relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company's contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

The cost of our contribution to the staff retirement plans in Hong Kong, Macao and China amounted to $982,000, $1,190,000 and $1,510,000, for the years ended December 31, 2003, 2004 and 2005, respectively.

In August 1990, we fixed compensation for loss of office at $500,000 for Mr. M.K. Koo and $300,000 for Mr. Tadao Murakami, formerly the Chairman of our Board of Directors. We also fixed the age of retirement for directors, including Messrs. Koo and Murakami, at age 65 years. We have accrued the entire $800,000 on account of this compensation for loss of office, which was paid out in 2005.

Board Practices

All directors hold office until our next annual meeting of shareholders, which generally is in June of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All board committee members are appointed by the Board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment. Our Board of Directors decided, effective December 31, 2002, to grant future options under our stock option plan only to our non-employee directors. However, in July 2004, our Board of Directors decided to resume granting options to management and key staff members as incentive based on their performance.

Corporate Governance Guideline

We have adopted a set of corporate governance guidelines, which are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders also may request a free copy of our corporate governance guidelines in print form from:

Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 — 999 W. Hastings Street
Vancouver, BC
Canada V6C 2W2
Toll Free Telephone: 1-800-661-8831

Committee Charters

The charters for our audit committee, compensation committee and nominating / corporate governance committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a copy of each of these charters from the address and phone number set forth above under "—Corporate Governance Guideline".

Audit Committee

Nam Tai has established an audit committee whose primary duties consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent registered public accounting firm, the scope of the annual audits and the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices. The audit committee currently consists of three independent non-executive directors, Messrs. Waslen, Chu and Lo. Mr. Waslen, who was elected by the full Board of Directors, currently acts as the Chairman of the audit committee.

In November 2003, the SEC approved the final NYSE corporate governance guidelines. Pursuant to NYSE Section 303A, three committees, namely the audit committee, nominating / corporate governance committee and compensation committee, are to be set up by all domestic filers and should be composed entirely of independent directors. For purposes of keeping with the best practice, Nam Tai established the compensation committee and the nominating / corporate governance committee on July 30, 2004. The composition and primary duties of these committees are set forth as below.

Pursuant to the requirements of NYSE Section 303A.11, the Company has evaluated its corporate governance standards in light of the corporate governance standards required of domestic companies under NYSE standards. Based on this evaluation, the Company has determined that there are no significant ways in which its corporate governance standards differ from those required of domestic companies by the NYSE.

Compensation Committee

Nam Tai has established a compensation committee whose primary duties consist of evaluating and making recommendations to the Board of Directors of the Company regarding (i) compensation of the Company's Board of Directors; (ii) compensation of the executive director and chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (iii) compensation of other senior management if required by the Board; and (iv) equity based and incentive compensation programs of the Company.

The compensation committee currently consists of four independent non-executive directors, Messrs. Chu, Lo, Waslen and Kellogg. Mr. Chu was appointed by the Board to be the Chairman of the compensation committee.

Nominating / Corporate Governance Committee

Nam Tai established a nominating / corporate governance committee on July 30, 2004, whose primary duties consist of (i) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the audit committee, compensation committee and the nominating / corporate governance committee on an annual basis; (iii) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be detrimental to the Company's business or his/her ability to serve as a director or his/her independence; (iv) reviewing the composition of the Board on an annual basis; (v) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (vi) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (vii) establishing criteria to be used in connection with the annual self-evaluation of the nominating / corporate governance committee; and (viii) developing and recommending to the Board and administering the corporate governance guidelines of the Company.

The nominating / corporate governance committee currently consists of four independent non-executive directors, Messrs. Lo, Chu, Waslen and Kellogg. Dr. Lo was appointed by the Board to be the Chairman of the nominating / corporate governance committee.

Options of Directors and Senior Management

The following table provides information concerning the options owned by our current Directors and Senior Management as of March 1, 2006. All share numbers subject to options and exercise price per share have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

Name	Number of common shares subject to options	Exercise Price ($) per share	Expiration Date
M.K. Koo	—	—	—
Patinda Lei	—	—	—
Patrick Lee			
Lai Yick Fung			
Karene Wong	—	—	—
Kazuhiro Asano	—	—	—
Guy Bindels	—	—	—
Joseph Hsu	—	—	—
Seitaro Furukawa	—	—	—
Ivan Chui	—	—	—
Colin Yeoh	—	—	—
Charles Chu	16,500	16.82	7/8/2006
	15,000	19.40	7/30/2006
	15,000	21.62	6/6/2008
Peter R. Kellogg	15,000	21.62	6/6/2008
Stephen Seung	15,000	19.40	7/30/2006
	15,000	21.62	6/6/2008
Wing Yan (William) Lo	16,500	16.82	7/8/2006
	15,000	19.40	7/30/2006
	15,000	21.62	6/6/2008
Mark Waslen	15,000	19.40	7/30/2006
	15,000	21.62	6/6/2008

Please see Item 7 "Major Shareholders and Related Party Transactions" of this Report, which sets forth the shareholding information of each of the director and senior management of the Company.

Employee Stock Option and Incentive Plan

In July 2004, our Board of Directors has decided to resume granting stock options under our 2001 stock option plan, which provides for the grant of stock options to directors, employees (including officers), and consultants. Pursuant to the amended 2001 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments pursuant to Section 16 of the amended 2001 stock option plan; and (iv) every non-employee director shall, on an annual basis upon their election to the Board of Director at the annual shareholders' meeting, be automatically granted 15,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. At March 1, 2006, options to purchase 1,001,000 shares were outstanding under our amended 2001 stock option plan and 154,869 shares were available for future grant under them. The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed as Exhibit 4.18 with our Annual Report on Form 20-F for 2004.

Our Board of Directors decided, effective December 31, 2002, to grant future options under our stock option plans only to our non-employee directors. However, our Board of Directors decided to resume granting options to management and key staff members as incentive based on their performance in July 2004. Thereafter, incentive compensation paid to management and other key employees was in the form of either cash bonuses and/or stock options.

On February 10, 2006, a new stock option plan, or the New Plan, was approved by the Board with a maximum number of 2,000,000 common shares which can be issued pursuant to the exercise of options. Options can only be granted under this New Plan subject to the shareholders' approval in the 2006 annual shareholders' meeting.

Employees

As of December 31, 2005, we employed 6,818 persons on a full-time basis, of which 6,790 were employed in China, 14 were employed in Hong Kong, 11 were employed in Macao, 2 were employed in Japan and 1 was employed in the British Virgin Islands. Of these employees, approximately 5,003 were engaged in manufacturing, approximately 1,815 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

As of December 31, 2004, we employed 5,636 persons on a full-time basis, of which 5,574 were employed in China, 49 were employed in Hong Kong, 10 were employed in Macao, 2 were employed in Japan and 1 was employed in the British Virgin Islands. Of these employees, approximately 4,131 were engaged in manufacturing, approximately 1,505 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

As of December 31, 2003, we employed 4,476 persons on a full-time basis, of which 4,385 were employed in China, 62 were employed in Hong Kong, 24 were employed in Macao, 4 were employed in Japan and 1 was employed in the British Virgin Islands. Of these employees, approximately 3,415 were engaged in manufacturing, approximately 1,061 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

We have entered into labor contracts with each manufacturing employee which will be renewed on an annual basis. The nature of our arrangement with our manufacturing employees is such that we can increase or reduce staffing levels without significant difficulty, cost or penalty. Although we have experienced no significant labor stoppages and believe relations with our employees are satisfactory, this situation may not continue in the future, and any labor difficulties could lead to increased costs and/or interruptions in our production.

Three of our subsidiaries in China have entered into collective agreements with their respective trade unions. The collective agreements usually set out the minimum standard for the wages, working hours and other benefits of the workers. The current collective agreements between our subsidiaries and its trade union will expire on December 31, 2006 and will be renewed on an annual basis.

Item 7. *Major Shareholders and Related Party Transactions*

The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of March 1, 2006, by:

- each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and
- each of our current directors and senior management.

We are not directly owned or controlled by another corporation or by any foreign government, natural or legal person.

Name	Shares beneficially[1] owned Number[11]	Percent
M. K. Koo	5,690,786[2]	13.1
Peter R. Kellogg	5,694,680[3]	13.1
I.A.T. Reinsurance Syndicate Ltd.	5,108,300[3]	11.7
Li & Chui Holdings (B.V.I.) Ltd.	2,000,000	4.6
Joseph Li	2,158,870[4]	5.0
Ivan Chui	2,045,870[5]	4.7
Patinda Lei	25,300	*
Patrick Lee	—	—
Lai Yick Fung	—	—
Karene Wong	37,100	*
Kazuhiro Asano	—	—
Guy Bindels	1,000	*
Joseph Hsu	2,000	*
Seitaro Furukawa	—	—
Colin Yeoh	—	—
Charles Chu	49,000[6]	*
Stephen Seung	92,800[7]	*
Wing Yan (William) Lo	46,500[8]	*
Mark Waslen	40,000[9]	*

* Less than 1%.

(1) Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 43,505,586 common shares outstanding as of March 1, 2006.

(2) Mr. Koo beneficially owned 5,690,786 common shares includes 1,000,000 common shares, which owned by Mr. Koo as sole holder and 4,690,786 common shares owned jointly with Ms. Cho Siu Sin, Mr. Koo's wife.

(3) Mr. Kellogg holds directly 571,380 common shares and options to purchase 15,000 common shares exercisable within 60 days of March 1, 2006. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,108,300 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4) Includes 2,000,000 common shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control equally with Mr. Chui. These are the same shares shown in the table for Ivan Chui. Also, includes 78,870 common shares and options to purchase 80,000 common shares exercisable within 60 days of March 1, 2006, which are held directly by Mr. Li.

(5) Includes 2,000,000 common shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control equally with Mr. Li. These are the same shares shown in the table for Joseph Li. Also, includes 45,870 common shares held directly by Mr. Chui

(6) Includes 2,500 common shares and options to purchase 46,500 common shares exercisable within 60 days of March 1, 2006.

(7) Includes 62,800 common shares and options to purchase 30,000 common shares exercisable within 60 days of March 1, 2006, and 20,300 common shares that are registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.

(8) Consists of options to purchase common shares exercisable within 60 days of March 1, 2006.

(9) Includes 10,000 common shares and options to purchase 30,000 common shares exercisable within 60 days of March 1, 2006.

(10) All the share numbers have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

(11) These share numbers include options owned by these individuals and assume that these options will be exercised.

All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of March 1, 2006, there were approximately 732 holders of record of our common shares. According to information supplied by our transfer agent, 707 holders of record with addresses in the United States held 34,182,902 of our outstanding common shares.

The following table reflects the percentage ownership of our common shares beneficially owned by our major shareholders during the past three years:

	Percentage Ownership(1)		
	March 1, 2004	February 28, 2005	March 1, 2006
M. K. Koo	12.9	16.2	13.1
Peter R. Kellogg	12.7	13.3	13.1
I.A.T. Reinsurance Syndicate Ltd.	11.3	12.0	11.7
Li & Chui Holdings (B.V.I.) Ltd.	7.1	6.9	4.6
Joseph Li	7.3	7.2	5.0
Ivan Chui	7.2	7.0	4.7

(1) Based on 41,231,272, 42,664,536, and 43,505,586 common shares outstanding on March 1, 2004, February 28, 2005 and March 1, 2006 respectively.

There are no arrangements that may, at a subsequent date, result in a change of control of the Company.

Certain Relationships and Related Transactions

In January 2003, we invested $10.0 million for a 25% equity interest in Alpha Star, the ultimate parent of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software. In connection with our investment, Mr. Koo was appointed as a director to Alpha Star's Board of Directors. Mr. Koo resigned from the Board of Directors of Alpha Star on July 12, 2004. We have manufactured wireless communication terminals and related modules for JCT. As part of our investment, Alpha Star agreed to have us manufacture the RF modules for at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided we perform such manufacturing services at a price comparable to the market. As of December 31, 2004, we were owed $66,000 from JCT. For the year ended December 31, 2004 and 2005, we recognized net sales of $34.2 million and $6.2 million, respectively, to JCT and purchased raw materials of approximately $12.4 million and $5.8 million, respectively, from JCT and its related companies. However, in August 2005, we disposed of our entire stake in Alpha Star. The proceeds from such disposition were $6.5 million, resulting in a gain of $3.6 million.

On February 16, 2004, by unanimous consent following resolutions without meeting, the Board of Directors adopted a resolution for the sale of a residential property located in Hong Kong by a wholly-owned subsidiary of the Company, Nam Tai Group Management Limited, or one of our wholly owned subsidiaries, to Mr. Tadao Murakami, prior Chairman of the Board of Directors, for consideration of approximately $1.8 million, which is close to the original acquired cost and appraised market value of the property as of January 31, 2004. The agreement for the sale of the property was entered into between such subsidiary and Mr. Murakami on March 10, 2004.

On December 10, 2004, by unanimous consent, the Board of Directors of one of our wholly owned subsidiaries, adopted a resolution for assigning the beneficial interest in such subsidiary in 10 units of debentures of nominal value of approximately $1,603 each, issued by The Clearwater Bay Golf & Country Club to Mr. Koo at the consideration of approximately $231,000, which represented the book value of the debentures in the financial statements of such subsidiary. An agreement was entered between such subsidiary and Mr. Koo on December 10, 2004.

In May 2005, NTEEP purchased from Nam Tai and Asano Company 80% and 20% interests in Namtek Software, respectively. The total consideration for the acquisition, which amounts to approximately $26.7 million, was satisfied by the issuance of 81,670,588 new shares of NTEEP to Nam Tai and Asano Company (65,336,470 new shares to Nam Tai and 16,334,118 new shares to Asano Company) at approximately $0.327, or HK$2.55, per share. Mr. Asano, a member of Nam Tai's senior management is the controlling shareholder of Asano Company.

Item 8. *Financial Information*

Financial Statements

The Consolidated Financial Statements have been appended to this Form 20-F (see pages F-1 to F-38). From year-end dated December 31, 2005 to our reporting date of March 9, 2006 there has been no significant changes on our Consolidated Financial Statements.

Change in Public Accountants

In May 2002, upon consideration and to reduce our professional fees, our Board of Directors, including our Audit Committee, recommended that HLB Hodgson Impey Cheng should replace Deloitte Touche Tohmatsu as our independent registered public accounting firm. This change was included in our proxy statement and approved by our shareholders at our annual meeting on June 14, 2002. Deloitte Touche Tohmatsu did not resign nor refuse to stand for re-election, and none of Deloitte Touche Tohmatsu's reports on the financial statements for either of the two years prior to the change and included in this Report contained an adverse opinion, disclaimer, modification or qualification.

In November 2002, HLB advised us that they could not meet our audit requirements for the agreed fees and on a cost-effective basis because the increasingly complex regulatory guidelines for the auditing of public companies would require them to perform a significant portion of the final audit work with personnel from a U.S. affiliate. HLB submitted their resignation accordingly. There were no disagreements with HLB on any matter or accounting principle, practice, financial statement disclosure, or auditing scope or procedure.

In December 2002, in contemplation of our intention to list on the NYSE, we sought a replacement firm with a strong U.S. and Asian presence and an ability to handle our audit requirements. Accordingly, our Board of Directors appointed Grant Thornton as our independent registered public accounting firm based on Grant Thornton's ranking among accounting firms in the U.S. and our Board's belief that Grant Thornton would be acceptable to our shareholders. The appointment of Grant Thornton was accepted by our shareholders at our annual meeting held on July 8, 2003. Accordingly, Grant Thornton issued the audited account for 2002.

In August 2003, we set up the PRC's headquarters in Macao, China, due to our continuous increase in investment in PRC. Since Grant Thornton does not have an office in Macao and does not have a licence to handle Macao statutory tax filings, Grant Thornton tendered its resignation as our independent public accountants. Deloitte Touche Tohmatsu, who had been our independent registered public accounting firm from 1998-2001, was hired to perform audit for both 2002 and 2003. Deloitte Touche Tohmatsu has been appointed as our independent registered public accounting firm on October 24, 2003. Grant Thornton will, however, continue to provide tax advisory services to us, other than with respect to Macao.

Legal Proceedings

We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property, other than as described below.

Tele-Art Litigation

In June 1997, Nam Tai filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owed to Nam Tai by Tele-Art, Inc. The High Court of Justice of the British Virgin Islands, or the High Court, granted an order to wind up Tele-Art, Inc. in July 1998. Tele-Art, Inc. appealed to the Court of Appeal of the British Virgin Islands, or the Court of Appeal, against the winding up order. This appeal was heard on January 13, 1999 by the Court of Appeal, which dismissed the appeal on January 25, 1999. On January 22, 1999, pursuant to our Articles of Association, we redeemed and cancelled 415,500 (Note 1) shares of Nam Tai registered in the name of Tele-Art, Inc. at a price of $3.73 per share to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totaling approximately $1.7 million. Nam Tai had also previously withheld dividends on shares beneficially owned by Tele-Art, Inc., which were applied towards the partial satisfaction of the said judgment debts, costs and interest.

In September 1999, the High Court heard the application by Nam Tai dated March 22, 1994 for an inquiry into damage suffered by Nam Tai, or the First Inquiry, as a result of the ex-part injunction granted to Tele-Art, Inc. against Nam Tai on September 29, 1993, which prohibited Nam Tai from proceeding with a rights offering in September 1993.

Following the completion of the first redemption on January 22, 1999, Nam Tai received notice that David Hague, then liquidator of Tele-Art, Inc., had obtained an ex-parte injunction from the High Court preventing Nam Tai from redeeming 415,500 (Note 1) shares.

On July 5, 2002, upon our application, the High Court ordered the removal of David Hague's ex-parte injunction and ordered an inquiry into damages suffered by Nam Tai as a result of the injunction, or the Second Inquiry.

On August 9, 2002, the High Court delivered its decision on the First Inquiry and awarded Nam Tai damages of approximately $34.0 million. On August 12, 2002, we redeemed and cancelled, pursuant to our Articles of Association, the remaining 509,181 (Note 2) shares beneficially owned by Tele-Art, Inc. at a price of $6.14 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further approximately $3.5 million in judgment debts owed to us by Tele-Art, Inc. We recorded the $3.3 million redemption net of expenses as other income in 2002.

In accordance with the directions given by the High Court in respect of the Second Inquiry on March 28, 2003, Nam Tai filed its points of claim on April 3, 2003 and subsequently filed amended points of claim on April 16, 2003. In breach of the said directions, David Hague failed to file his points of defense on June 20, 2003 as ordered by the court but instead, he filed an application in the High Court, inter alia, to strike out Nam Tai's points of claim and for summary judgment on the inquiry into damages on June 20, 2003. Nam Tai thereupon applied to the High Court on August 19, 2003 for judgment against David Hague in default of defense on the basis that David Hague had not complied with the directions of the court for the filing of his points of defense to Nam Tai's points of claim.

Both applications were heard by the High Court on May 12, 2004. At that hearing, the court allowed David Hague to file his points of defense at the hearing on May 12, 2004. Nam Tai filed an application for leave to appeal against this ruling on May 24, 2004. The High Court dismissed David Hague's strike-out application on December 14, 2004 and David Hague applied for leave to appeal against the order dismissing his application on December 28, 2004. Nam Tai's appeal and David Hague's appeal were heard by the Court of Appeal on September 19 to 21, 2005 and that court delivered its judgment on January 16, 2006. In this judgment, the Court of Appeal reversed the High Court's ruling on David Hague's application and struck out Nam Tai's points of claim on the inquiry into damages on the ground that Nam Tai had no realistic chance of succeeding on the same. The court also ordered costs against Nam Tai to be assessed on a prescribed costs basis. The court further expressed the view that, in light of its dismissal of Nam Tai's points of claim, it was not necessary to rule on Nam Tai's appeal against the dismissal of its application for judgment in default since the point was now academic with the dismissal of Nam Tai's points of claim.

Nam Tai filed an application for leave to appeal the decision of the Court of Appeal to the Privy Council, the final court of appeal in the British Virgin Islands on February 3, 2006. This application is expected to come on for hearing when the Court of Appeal next sits in the British Virgin Islands in May 2006.

Previously, on February 4, 1999, David Hague, then liquidator of Tele-Art, Inc., filed a summons, or the Priority Summons, in the British Virgin Islands on its behalf seeking, among other matters:

- A declaration as to the respective priorities of the debts of Tele-Art, Inc. to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art, Inc.'s Nam Tai shares;
- An order setting aside the redemption of 415,500 (Note 1) shares, and ordering delivery of all shares in our possession or control of to the liquidator; and
- Payment of all dividends in respect of Tele-Art, Inc.'s Nam Tai shares.

The Priority Summons was heard by the High Court on July 29 and 30, 2002 and the High Court delivered its judgment on January 21, 2003 declaring that the redemption and set-off of dividends on the 415,500 (Note 1) shares be set aside and that all of Tele-Art, Inc.'s property withheld by Nam Tai be delivered to Tele-Art, Inc. in liquidation. On February 4, 2003, Nam Tai filed an application for a stay of execution and leave to appeal the decision. The appeal was heard on January 12, 2004 and judgment was delivered on April 26, 2004. The Court of Appeal held that the redemption by Nam Tai of 415,500 (Note 1) of Nam Tai's shares was proper and efficacious. However, Nam Tai must return the redemption proceeds and dividends payable prior to the redemption to the liquidator. David Hague obtained leave to appeal to the Privy Council on September 21, 2004 to appeal the finding by the Court of Appeal that the redemption by Nam Tai was efficacious. It is not expected that this appeal will be heard in 2006.

Bank of China, which had been involved in the proceedings in the High Court and Court of Appeal with respect to the Priority Summons, applied on December 12, 2005 for special leave to intervene and to be joined as a respondent to the Privy Council appeal of David Hague, firstly so as to be in a position to support David Hague's appeal and secondly, to appeal against that part of the Court of Appeal order that declared that the redemption price for the sale of the Nam Tai shares owned by Tele Art, Inc. and all withheld dividends to be paid to the liquidator of Tele-Art, Inc. and not the Bank of China despite finding that the Bank of China was a secured creditor. Bank of China's application for special leave was heard by the Privy Council on February 6, 2006 which granted the Bank of China special leave to intervene on the ground that the matter raised important points of law.

In their judgments on the Priority Summons, both the High Court and the Court of Appeal held that Bank of China was a secured creditor pursuant to its share charge dated November 10, 1993 over the shares of Nam Tai held beneficially by Tele-Art, Inc. Neither court determined the amount owned by Tele-Art, Inc. to Bank of China.

Bank of China has submitted that it is a secured creditor. In this respect, its position is that as of December 6, 2004, the secured debt, which was from advances made to Tele-Art, Inc.'s subsidiary, Tele-Art Limited, was HK$21,985,970.16 (approximately US$2.8 million) with interest accruing at HK$4,264.7 (or US$547) daily. The liquidator, however, took the view in his third liquidator report which was submitted to the court on October 13, 2004, that Bank of China's proof of debt was incomplete. The liquidator has requested the court's approval to take further action and demand that Bank of China provide further information for his consideration. According to the said report, the amount of debt owed by Tele-Art Limited to Bank of China may not exceed $1.4 million. It should further be noted that, apart from Nam Tai, the liquidator admitted the proof of debts of two other unsecured creditors which together amounted to approximately $33,000. David Hague, the former liquidator, has submitted a claim for $381,860 in respect of costs for work as liquidator of Tele-Art, Inc. These costs, however, are subject to the approval of the court and as such are still pending, as they have not yet been approved. The liquidator filed a summons for the approval of his third report on October 13, 2004 and this was heard on December 14, 2004. The court, inter alia, ordered that the liquidator continue the administration of the liquidation of Tele-Art, Inc. substantially in accordance with his proposals contained in said report as well as the second report.

On August 25, 2005, the liquidator filed his summons in the High Court for the approval of his fourth liquidator report. The report sought the court's approval of his recommendation to the amount of debt owed by Tele-Art Inc. to Nam Tai of approximately $38.0 million, two other unsecured creditors of approximately $221,127 and the fee to David Hague of approximately $381,860. The report also sought the court's approval of Nam Tai's proposal on the distribution of the redemption proceeds among the unsecured creditors and direction of the court on whether Bank of China is eligible to claim any debts as against Tele-Art, Inc. and, if eligible, the quantum of such debt. This liquidator's summons was due to be heard on February 20, 2006 but had to be adjourned to a date to be fixed by the Registrar of the High Court because the liquidator failed to serve a copy of the summons on Bank of China.

On April 11, 2005, Bank of China also filed a summons to the British Virgin Islands court to seek orders to force Nam Tai to pay redemption price and dividends ordered by the Court of Appeal on the appeal of the Priority Summons to Bank of China. Nam Tai filed an affidavit of evidence in response on July 19, 2005. The hearing date of this summons has not yet been fixed and Nam Tai will continue to contest the summons vigorously. We dispute that finding, and among other matters, believe that the proof of debt submitted by Bank of China to the liquidator was incomplete and invalid.

As of December 31, 2002, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment, and in accordance with SFAS No. 5, *"Accounting for Contingencies"*, we recorded a provision for $5.2 million as a component of accrued expenses, pending a final determination of this matter by the courts, representing the then-best estimate of the net monetary expense we would incur if our appeal to the judgment in relation to the Priority Summons on January 21, 2003 was unsuccessful and the two judgment debts in the total amount of $38.0 million (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art, Inc. According to the information provided by the liquidator on November 7, 2003, apart from Nam Tai, a total of three other creditors of Tele-Art, Inc., including Bank of China, had submitted their proof of debt to the liquidator. These claims, together with the claim by David Hague, the former liquidator of Tele-Art, Inc. and other estimated outstanding fees and expenses amounted to approximately $3.9 million. As a result, the 2002 provision for $5.2 million was reduced to $3.9 million in the fourth quarter of 2003.

With the two judgment debts as well as the several costs orders in favor of Nam Tai, Nam Tai is the major unsecured creditor of Tele-Art, Inc., holding approximately 99.9% of the outstanding debts of Tele-Art, Inc. Pursuant to the judgment of April 26 2004, we negotiated with the liquidator on the distribution of the redemption proceeds among the unsecured creditors and have reached a proposal for court approval. If the said proposal is approved by the court, as well as all the legal matters related to Tele-Art, Inc. finalized, including the final determination of the creditor's position of Bank of China, then the remaining portion of $3 9 million provision will also be reversed into income for the related period.

However, the actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the final determination of Bank of China's position. We plan to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc.

In furtherance of this objective, Nam Tai commenced proceedings in September 2002 against David Hague and PriceWaterhouseCoopers for, inter alia, negligence and breach of statutory duty in their conduct of the liquidation. David Hague had submitted a letter of resignation for the post of liquidator of Tele-Art, Inc. on September 3, 2002, to the High Court and his resignation was approved by the High Court on December 17, 2002. A new liquidator, Mr. Glenn Harrigan, was then appointed by the British Virgin Islands, court on July 11, 2003.

David Hague and PriceWaterhouseCooper applied to the High Court on December 24, 2002, challenging the service of these proceedings on them in Hong Kong and British Virgin Islands court's jurisdiction to determine the claim applied by Nam Tai. The application was heard by the High Court on May 11 and 12, 2004 and dismissed in its judgment on October 29, 2004. David Hague and PriceWaterhouseCoopers obtained leave to appeal this judgment in March 2005 and the appeal was heard by the Court of Appeal on September 19 to 21, 2005. The Court of Appeal delivered its judgment dismissing the appeal and awarding costs to Nam Tai. David Hague and PriceWaterhouseCoopers made an application on February 6, 2006 for leave to appeal this judgment to the Privy Council. Nam Tai has cross-applied for leave on February 3, 2006 to appeal to the Privy Council against the costs awarded to Nam Tai in the Court of Appeal on the basis that such costs were determined by the application of incorrect legal principles and were in any event too low and inconsistent with cost orders made against Nam Tai in other appeal proceedings involving David Hague. It is expected that both the applications of Nam Tai and David Hague and PricewaterhouseCoopers will come on for hearing in May 2006 when the Court of Appeal next sits in the British Virgin Islands.

Nam Tai has also instituted proceedings in the British Virgin Islands against UBS Painewebber, or UBS, on June 20, 2005, for breach of trust with respect to UBS's role as brokers in carrying out the terms of the September 1997 British Virgin Islands court order for the sale of Tele Art Inc.'s Nam Tai shares in sufficient quantities to pay the debts of the Bank of China and Nam Tai. UBS has filed an application challenging the jurisdiction of the court, which has not yet been formally served on Nam Tai. The High Court has adjourned the hearing of this application to May 22, 2006.

Note

1. Subsequent to November 7, 2003, the number of shares was adjusted to 457,050 to reflect the ten-for-one stock dividend.
2. Subsequent to November 7, 2003, the number of shares was adjusted to 560,099 to reflect the ten-for-one stock dividend.

Putative Class Actions

On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purport to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai's LPT segment. Our motion to dismiss the Actions was denied on September 27, 2004. On May 27, 2005, the plaintiffs moved to certify the Actions as a class action with an individual, Douglas Ward, as the named class representative. We filed our opposition to the motion on June 20, 2005. The court heard oral argument on the motion on July 26, 2005, and has not yet ruled on the motions. On October 7, 2005, the plaintiffs filed a Second Amended Consolidated Class Action Complaint which contained substantive allegations that did not vary from the previously filed Actions and added an additional individual, Michael Rocco, as a named class representative. After class representative discovery on February 10, 2006, plaintiffs filed their motion for class certification with Michael Rocco as an added class representative. Nam Tai filed its opposition papers on March 3, 2006. The motion is scheduled for oral argument on April 17, 2006. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

Export Sales

Geographic Markets

Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:.

Geographic Areas	Year ended December 31, 2003	2004	2005
China (excluding Hong Kong)	25%	25%	19%
Europe (excluding Estonia)	21	18	17
Japan	17	6	2
United States	14	11	4
Hong Kong	9	30	48
Estonia	5	1	—
North America (excluding United States)	—	1	—
Korea	6	4	7
Other	3	4	3
	100%	100%	100%

Dividends

We have paid an annual dividend for the last twelve consecutive years. On February 13, 2006, we announced that we were increasing our regular annual dividend to $1.44 per share and declared a special dividend of $0.08 per share to be paid in 2006. A total cash dividend of $1.52 per share was declared and will be paid quarterly in 2006, commencing in the first quarter of $0.38 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2005, adjusted to give effect to a three-for-one stock split effective on June 30, 2003.

	Year ended December 31, 2001	2002	2003	2004	2005
Total dividends declared (in thousands)	$4,134	$17,056	$37,584	$20,424	$56,324
Regular dividends per share	$ 0.13	$ 0.16	$ 0.20	$ 0.48	$ 1.32
Special dividends	—	$ 0.33	$ 0.80	—	—
Total dividends per share	$ 0.13	$ 0.49	$ 1.00	$ 0.48	$ 1.32

It is our general policy to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year. Future dividends, if any, will be in the form of cash or stock or a combination of both. We may not be able to pay dividends in the future or may decide not to declare them in any event. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future we may not continue them in any future period.

We declared special dividends in 2002, 2003 and 2006 for the reasons described below:

- In 2002, primarily as a result of a realized gain we made from our sale of approximately one-third of our direct investment in Huizhou TCL Mobile Communication Company Ltd.; and
- In 2003, in celebration of our fifteenth anniversary since our listing and initial public offering in 1988, our fifteenth consecutive year of profitability, and the transfer of our shares from the NASDAQ National Market to the NYSE in January 2003.
- In 2006, in celebration of Company's thirtieth founding anniversary and its fifth consecutive quarter of record-breaking sales.

Item 9. ***The Listing***

Our common shares are traded in the United States on the NYSE. On January 23, 2003, our common shares were listed on the NYSE under the symbol "NTE". Prior to that, our common shares were quoted on the Nasdaq National Market under the symbol "NTAI".

The following table sets forth the high and low closing sales prices for our common shares for the quarters in the three-year period ended December 31, 2005, adjusted to give effect to a three-for-one stock split effective on June 30, 2003:

	2003			2004			2005		
	High	Low	Average Daily Trading Volume[1]	High	Low	Average Daily Trading Volume(1)	High	Low	Average Daily Trading Volume[1]
First Quarter	$11.30	$ 7.92	363,270	$34.24	$22.30	927,119	$28.36	$17.25	376,920
Second Quarter	14.13	6.94	288,459	28.00	13.99	509,173	27.80	19.70	302,367
Third Quarter	32.90	12.87	734,330	23.51	16.10	412,488	26.65	22.50	219,858
Fourth Quarter	42.48	26.25	1,393,722	23.14	18.07	283,030	25.88	21.27	238,459

(1) Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

The following table sets forth the high and low closing sale prices for each of the last five years ended December 31, adjusted to give effect to a three-for-one stock split effective on June 30, 2003:

Year ended	High	Low	Daily Trading Volume[1]
December 31, 2005	$28.36	$17.25	283,482
December 31, 2004	34.24	13.99	532,568
December 31, 2003	42.48	6.94	597,858
December 31, 2002	9.07	5.15	164,011
December 31, 2001	6.38	3.77	81,656

(1) Determined by dividing the sum of the reported daily volume for the year by the number of trading days in the year.

The following table sets forth the high and low closing sale prices during each of the most recent six months:

Month ended	High	Low	Daily Trading Volume[1]
February 28, 2006	$24.48	21.86	312,663
January 31, 2006	24.25	22.23	189,575
December 31, 2005	22.94	21.86	152,357
November 30, 2005	23.08	21.27	299,829
October 31, 2005	25.88	21.30	263,190
September 30, 2005	25.84	22.87	204,314

(1) Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

On March 10, 2006, the last reported sale price of our common shares on the NYSE was $21.35 per share. As of March 1, 2006 there were 732 holders of record of our common shares.

Item 10. ***Additional Information***

Share Capital

Our authorized capital consists of 200,000,000 common shares, $0.01 par value per share. On June 20, 2003, we announced a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective November 7, 2003. As of March 1, 2006, 43,505,586 common shares were outstanding.

Memorandum and Articles of Association

Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares. All of our outstanding common shares are duly authorized, validly issued and nonassessable. All of our outstanding common shares are in registered form and we do not have any outstanding bearer shares.

Pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Nam Tai, including a tender offer to purchase our common shares at a premium over the then-current market price.

We have never had any class of stock outstanding other than our common shares nor have we ever changed the voting rights with respect to our common shares.

Our registered office is at P.O. Box 3342, Road Town, Tortola, British Virgin Islands and we have been assigned company number 3805. Our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of our Memorandum of Association. As an International Business Company, and as set forth in Clause 6, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or accepting banking deposits or contracts of insurance. We do not believe these restrictions materially affect our operations.

Paragraph 60 of our Amended Articles of Association, or Articles, provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested or makes with the Company; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the shareholders, who are referred under the law of the British Virgin Islands as "members." Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to us. Paragraph 69 of the Articles provides that the directors may by resolution exercise all the powers on our behalf to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors; however, we have fixed 65 as the mandatory age of retirement for our directors. Directors are not required to own our shares in order to serve as directors.

Paragraph 85 of the Articles allows us to deduct from any shareholder's dividends amounts owing to us by that shareholder. Paragraph 13.1 provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt.

Paragraph 12 of the Articles provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise as the directors may from time to time determine.

Paragraph 14 of the Articles provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 27 to 46 of the Articles and under the International Business Companies Act. The directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30 percent of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder's status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.

British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

There are no provisions in our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

As a result of the issuance of additional common shares in 2003 pursuant to the three-for-one stock split and increase in the number of Common Shares reserved for issuance under the Company's 1993 Stock Option Plan and 2001 Stock Option Plan, the authorized share capital of the Company was enlarged from $200,000 to $2,000,000 and number of shares was increased from 20,000,000 to 200,000,000. The full text of our Amended Articles and Memorandum, amended on June 26, 2003, had been filed as Exhibit 1.1 with the Annual Report on Form 20-F for 2003.

Transfer Agent

Registrar and Transfer Agent Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, U.S.A., is the United States transfer agent and registrar for our common shares.

Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Nam Tai or any subsidiary of Nam Tai is a party, for the two years immediately preceding the filing of this report:

- On February 3, 2005, a Loan Agreement was entered into between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision Tech-Limited for a loan of $36,000,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd.
- On April 8, 2005, an Agreement was entered into between Nam Tai Electronics, Inc., Asano Company Limited and Nam Tai Electronic & Electrical Products Limited in relation to the sale and purchase of the entire issued share capital of Namtek Software Technology Limited regarding an allotment and issuance of 65,336,470 and 16,334,118 of shares of Nam Tai Electronic & Electrical Products Limited to Nam Tai Electronics, Inc. and Asano Company Limited respectively at an issue price of HKD2.55 per share.
- On April 14, 2005, a Supplemental Loan Agreement between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision –Tech Limited for extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the an loan agreement dated March 30, 2004.
- On May 12, 2005, a Supplement Letter was issued from Kazuhiro Asano to Nam Tai Electronic & Electrical Products Limited to undertake certain conditions set out in the attached Undertaking in relation to the sale and purchase of the entire issued share

capital of Namtek Software Development Company Limited from Nam Tai Electronics, Inc. and Asano Company Limited to Nam Tai Electronic & Electrical Products Limited.

- On September 9, 2005, a Banking Facilities Letter from The Hongkong and Shanghai Banking Corporation Limited was accepted and confirmed by Nam Tai Electronics, Inc. for granting of overdraft of HK$500,000, treasury facilities of $30,000,000 and commercial card facility of HK$1,100,000.
- On September 9, 2005, a Banking Facilities Letter from The Hongkong and Shanghai Banking Corporation Limited was accepted and confirmed by Nam Tai Electronic & Electrical Products Limited for renewal of corporate card facility of HK$700,000, the revolving loan of $30,000,000 and foreign exchange line of $2,000,000.
- On March 26, 2004, a Memorandum of Understanding was signed by Namtai Electronic (Shenzhen) Co., Ltd. and Nam Tai Electronic & Electrical Products Limited (Hong Kong) to confirm the respective rights and liabilities of Nam Tai Electronic & Electrical Products Limited (Hong Kong) and Namtai Electronic (Shenzhen) Co., Ltd. under an internal restructuring.
- On March 31, 2004, a Sale and Purchase Agreement was entered into between Nam Tai Electronics, Inc. and Mr. Wong Toe Yeung regarding purchasing the entire issued share capital of Jasper Ace Limited from Mr. Wong Toe Yeung with the consideration of disposal of a 72.2% interest in Mate Fair Group Limited, cash of $25 million and 2,389,974 shares issued by Nam Tai Electronics, Inc.
- On April 8, 2004, a Trademark License Agreement was entered into between Nam Tai Electronics, Inc. and Nam Tai Electronic & Electrical Products Limited for the use of certain "Namtai" trademarks.
- On April 15, 2004, a Deed of Indemnity was entered into between Nam Tai Electronics, Inc., and Nam Tai Electronic & Electrical Products Limited in favour of Nam Tai Electronic & Electrical Products Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
- On April 15, 2004, an Underwriting Agreement was entered into among Nam Tai Electronics, Inc. as the selling shareholder and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, DBS Asia Capital Limited and VC CEF Capital Limited as public offer underwriters regarding the public offering of 20,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
- On April 21, 2004, a Supplemental Agreement was entered into between Nam Tai Electronics, Inc., and Mr. Wong Toe Yeung regarding to adjust the consideration for purchasing entire issued share capital of Jasper Ace Limited by canceling 973,210 common shares of Nam Tai Electronics, Inc., issued to Top Scale Company Limited on April 21, 2004.
- On April 22, 2004, an Underwriting Agreement was entered into among Nam Tai Electronics, Inc. as the selling shareholder and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, DBS Asia Capital Limited and VC CEF Capital Limited as international placing underwriters regarding the international placing of 180,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
- On April 22, 2004, a Pricing Determination Agreement was entered into among Nam Tai Electronics, Inc., Nam Tai Electronic & Electrical Products Limited and the Hongkong and Shanghai Banking Corporation Limited for determining the offering price of the shares of Nam Tai Electronic & Electrical Products Limited to be HK$3.88 per share.
- On April 22, 2004, a Stock Borrowing Agreement was entered into between Nam Tai Electronics, Inc. and the Hongkong and Shanghai Banking Corporation Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
- On August 4, 2004, an Accession Agreement was entered into between Welcome Success Technology Ltd. and Mr. Alain Jolivet in relation to the transfer of entire interest in Stepmind to Remote Reward SAS and became a party to the Shareholders Agreement entered into among Nam Tai Electronics, Inc., AGF Innovation 3, AGF Innovation 4, AGF Innovation 5, Mighty Wealth Group Limited, Remote Reward SAS, Mr. Alain Jolivet and Mr. Andre Jolivet executed on November 28, 2003, December 9, 2003 and December 10, 2003.

- On August 18, 2004, an Escrow Agreement was entered into among Nam Tai Electronics, Inc., Welcome Success Technology Ltd., Remote Reward SAS, Johnson Stokes & Master, Mr. Andre Jolivet and Mr. Alain Jolivet in relation to the disposal of 1,457,720 shares in Stepmind to Remote Reward SAS with a consideration of Euros 4,253,301.98.
- On August 19, 2004, a Subscription Agreement was entered into among TCL Industries Holdings (HK) Limited, TCL International Holdings Limited, Cheerful Asset Investments Limited, Jasper Ace Limited, Mate Fair Group Limited, and TCL Communication Technology Holdings Limited for subscribing 254,474,910 shares in TCL Communication Technology Holdings Limited in a consideration of RMB131,283,020.
- On September 20, 2004, a Deed of Assignment of Trademarks was entered into between Nam Tai Electronics, Inc. and Namtai Electronic (Shenzhen) Co., Ltd. for assigning "Namtai & device" trademarks to Nam Tai Electronics, Inc.
- Banking Facilities Letter from the Hongkong and Shanghai Banking Corporation Limited to Nam Tai Group Management Limited on September 24, 2004 regarding the renewal of Overdraft Facility of HK$500,000, Treasury Facilities of US$30,000,000 and Corporate Card of HK$1,100,000.
- On October 15, 2004, a Share Transfer Agreement was entered into between J.I.C. Enterprises (Hong Kong) Limited and J.I.C. Technology Company Limited for the disposal of the entire issued share capital of Jetup Electronic (Shenzhen) Co., Ltd. to J.I.C. Technology Company Limited for a consideration of HK$105,878,396.

Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of Nam Tai's securities or on the conduct of our operations in Hong Kong and Macao or where our principal executive offices are located in the British Virgin Islands, where Nam Tai is incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our subsidiaries in China, with the exception of a requirement that 11% of profits be reserved for future developments and staff welfare, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flow.

Taxation

United States Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

- a dealer in securities or currencies;

- a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;
- a financial institution or a bank;
- an insurance company;
- a tax-exempt organization;
- a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;
- a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;
- a person liable for alternative minimum tax;
- a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares; or
- a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

For purposes of the discussion below, you are a "U.S. Holder" if you are a beneficial owner of our common shares who or which is:

- an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);
- a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;
- an estate whose income is subject to United States federal income tax regardless of its source; or
- a trust (x) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Distributions on Our Common Shares

Subject to the passive foreign investment company, or PFIC, considerations discussed below, the gross amount of any cash distribution or the fair market value of any property distributed that you receive with respect to our common shares generally will be subject to tax as ordinary dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be includable in your gross income on the date of receipt. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are a "qualified foreign corporation" for U.S. federal income tax purposes. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program, and (ii) a foreign corporation if its stock with respect to which a dividend is paid is readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. No assurances can be made that our Company's status as a qualified foreign corporation will not change. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as capital gain. Because we are not a United States corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and for taxable years beginning on or before December 31, 2006 generally will be "passive income", or in the case of certain holders, "financial services income". For taxable years beginning after December 31, 2006, dividends generally will be "passive category income", or in the case of certain holders, "general category income." You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends received on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the PFIC considerations discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

- you will recognize capital gain or loss equal to the difference (if any) between:
  - the amount realized on such sale, exchange or other taxable disposition and
  - your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);
- such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;
- such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and
- your ability to deduct capital losses is subject to limitations.

PFIC Considerations

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a "qualified electing fund" election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

- you are a corporation or other exempt recipient, or
- you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and is not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. Furthermore, there are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on persons who are not residents of the British Virgin Islands. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

Our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

Documents on Display

Nam Tai is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Nam Tai. files annual reports on Form 20-F within six months of its fiscal year end, and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Nam Tai. is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

Item 11. *Quantitative and Qualitative Disclosure About Market Risk*

Currency Fluctuations

We sell a majority of our products in U.S. dollars and pay for our material components in Japanese yen, U.S. dollars, Hong Kong dollars, and RMB. We pay labor costs and overhead expenses in RMB, the currency of China (the basic unit of which is the yuan), Hong Kong dollars and Japanese yen. The exchange rate of the Hong Kong dollars to the U.S. dollars have been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong and, accordingly, has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollars to the U.S. dollars.

We believe our most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 16%, 6%, and 3% respectively, of our material costs have been in Japanese yen during the years ended December 31, 2003, 2004 and 2005, respectively, sales made in Japanese yen only accounted for 11%, 4% and 2%, respectively, of sales for each of the last three years. Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the Japanese yen to the U.S. dollars at a time when our sales made in Japanese yen are insufficient to cover our material purchases in Japanese yen.

Beginning on December 1, 1996, the RMB became fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. Capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are restricted in foreign currency transactions that must take place through designated banks.

Our operating expenses and a substantial portion of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollars and RMB. If the RMB appreciates against the U.S. dollars, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline.

In the last three years, the exchange rate between the RMB and the U.S. dollars has varied by less than one-tenth of one percent. However, on July 21, 2005, the People's Bank of China adjusted the exchange rate of U.S. dollars to RMB from 1:8:27 to 1:8:11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollars. Fluctuations in the value of the

RMB could negatively impact our results of operations. If the RMB had been 1% and 5% less valuable against the U.S. dollars than the actual rate as of December 31, 2005, which was used in preparing our audited financial statements as of and for the year ended December 31, 2005, our net asset value, as presented in U.S. dollars, would have been reduced by $367,000 and $1.8 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollars as of that date, then our net asset value would have increased by $367,000 and $1.8 million, respectively.

We may elect to hedge our currency exchange risk when we judge that such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, we may enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollars through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

As of December 31, 2005, we held no option or future contracts and during the year we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.

Foreign Currency Risk

As of December 31, 2005, we had no open forward contracts or option contracts to purchase or sell foreign currencies.

Cash on hand at December 31, 2005 of $213,843,000 was held in the following currencies.

	Equivalent U.S. Dollar Holdings December 31, 2005
Japanese yen	4,532,000
United States dollars	153,604,000
Hong Kong dollar	26,422,000
Chinese renminbi	29,257,000
Macao Pataca	28,000

Interest Rate Risk

Short-term interest rate risk

Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $213.8 million as of December 31, 2005 was invested in short-term interest-bearing investments having a maturity of three months or less. As such, interest income will fluctuate with changes in short-term interest rates. In 2005, we had $3.9 million in interest income and $438,000 in interest expense.

As of December 31, 2005, we had utilized approximately $7.1 million of our credit facilities, including $4.8 million in short-term notes payable and $2.3 million in short-term bank loans resulting in minimal interest rate risk.

Long-term interest rate risk

As of December 31, 2005, we had $5.2 million in long-term bank borrowing, including the current portion of $2.3 million.

Our long-term bank borrowing consisted of a $4.5 million term loan obtained in May 2002, has a term of four years and bear interest at a rate of 1.5% and subsequently changed to 0.75% effective August 2004 over three months' LIBOR repayable in 16 quarterly installments of $281,250 beginning August 2002. The outstanding balance as of December 31, 2005 was $0.6 million. A $1.6 million term loan obtained in April 2004 has a term of four years and bears interest at a rate of 0.75% over three months' LIBOR repayable in 16 quarterly installments of $100,000 beginning July 2004. The outstanding balance as of December 31, 2005 was $1.0 million. A $3.6 million term loan obtained in June 2004 has a term of four years and bears interest at a rate of 0.75% over three months' LIBOR repayable in 16 quarterly installments of $225,000 beginning September, 2004. The outstanding balance as of December 31, 2005 was $2.2 million. A $1.8 million term loan obtained in December 2004 has a term of four years and bears interest at a rate of 0.75% over three months' LIBOR repayable in 16 quarterly installments of $112,500 beginning March 2005. The outstanding balance as of December 31, 2005 was $1.4 million.

Item 12. *Description of Securities Other Than Equity Securities*

Not applicable

PART II

Item 13. *Defaults, Dividend Arrearages and Delinquencies*

Not applicable

Item 14. *Material Modifications to the Rights of Security Holders and Use of Proceeds*

Not applicable

Item 15. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of December 31, 2005, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15 (e) of the Securities Exchange Act of 1934). This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's controls and procedures were designed which provided reasonable assurance of preventing errors and irregularities.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosures. The Company's management have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report and have concluded that the Company's disclosure controls and procedures were effective.

The Company has confidence in its internal controls and procedures and has expanded its efforts to develop and improve its controls. Nevertheless, the Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure procedures and controls, or its internal controls, will necessarily prevent all error or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that the Company is subject to resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all internal control issues or instances of fraud, if any, within the Company be detected.

Changes in Internal Controls

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation.

Item 16. *[Reserved]*

Item 16 A. Audit Committee Financial Expert

The Company's Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934 since Mr. Waslen has a degree in Accounting and is a CFA, CA and a CPA. In addition to serving in various financial positions, including Nam Tai Group Financial Controller from 1990 to 1995 and Treasurer from 1998 to 1999, at Nam Tai, Mr. Waslen has worked at Peat Marwick Thorne, Deloitte Touche Tohmatsu and BME+ Partners Chartered Accountants.

All three members of the audit committee, Messrs. Waslen, Chu and Lo, are independent non-executive directors.

Item 16 B. Code of Ethics

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which also applies to the Company's principal executive officers and to its principal financial and accounting officers. In July 2004, the Code of Ethics was revised to apply to all employees as well. A copy of the revised Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F. This code has been posted on our website, which is located at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this Form 20-F. Stockholders may request a free copy in print form from:

Pan Pacific I.R. Ltd.
Attention : Investor Relations Office
Suite 1790 — 999 W. Hastings Street
Vancouver, BC
Canada V6C 2W2
Toll Free Telephone : 1-800-661-8831

Item 16 C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2005, for which audited financial statements appeared in this annual report on Form 20-F. The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on June 9, 2006 that Deloitte Touche Tohmatsu be re-elected as independent registered public accounting firm of the Company for 2006.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2005 and 2004.

	2004 US$'000	2005 US$'000
Audit Fees(1)	702	476
Audit-related Fees(2)	21	541
Tax Fees(3)	3	6
All Other Fees(4)	15	4
Total	741	1,027

(1) Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of comfort letters and consents, and attestation services relating to the review of documents filed with the SEC. The fees for 2004 include US$159 of accrued audit fees for the 2004 year-end audit that were not billed until 2005.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4) All Other Fees includes business advisory service fee.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.

Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 "Service Outsider the Scope of Practice of Auditors". Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the Chief Financial Officer.

During 2004 and 2005, approximately 49.6% and 93.5%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16 D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17. ***Financial Statements***

Not Applicable

Item 18. ***Financial Statements***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The information required within the schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission is either not applicable or is included in the notes to the Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Item 19. ***Exhibits***

The following exhibits are filed as part of this annual report:

Exhibit Number	DESCRIPTION
4.1*	A Memorandum of Understanding signed by Namtai Electronic (Shenzhen) Co., Ltd. and Nam Tai Electronic & Electrical Products Limited (Hong Kong) on March 26, 2004 to confirm the respective rights and liabilities of Nam Tai Electronic & Electrical Products Limited (Hong Kong) and Namtai Electronic (Shenzhen) Co., Ltd. under an internal restructuring.
4.2*	A Sale and Purchaser Agreement entered into between Nam Tai Electronics, Inc. and Mr. Wong Toe Yeung on March 31, 2004 regarding purchasing the entire issued share capital of Jasper Ace Limited from Mr. Wong Toe Yeung with the consideration of disposal 72.2% interest in Mate Fair Group Limited, cash of $25 million and 2,389,974 shares issued by Nam Tai Electronics, Inc.
4.3*	A Trademark License Agreement entered into between Nam Tai Electronics, Inc. and Nam Tai Electronic & Electrical Products Limited on April 8, 2004 for the use of certain "Namtai" trademarks.
4.4*	A Deed of Indemnity entered into between Nam Tai Electronics, Inc, and Nam Tai Electronic & Electrical Products Limited on April 15, 2004 in favour of Nam Tai Electronic & Electrical Products Limited regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
4.5*	An Underwriting Agreement entered into among Nam Tai Electronics, Inc. as the selling shareholders and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, BDS Asia Capital Limited and VC CEF Capital Limited as public offer underwriters on April 15, 2004 regarding the public offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
4.6*	A Supplemental Agreement entered into between Nam Tai Electronics, Inc, and Mr. Wong Toe Yeung on July 27, 2004 to adjust the consideration for purchasing the entire issued share capital of Jasper Ace Limited by canceling 973,210 common shares of Nam Tai Electronics, Inc, issued to Top Scale Company Limited on April 21, 2004.
4.7*	An Underwriting Agreement entered into among Nam Tai Electronics, Inc. as the selling shareholders and the Hongkong and Shanghai Banking Corporation Limited, BNP Paribas Peregrine Capital Limited, Nomura International (Hong Kong) Limited, Cazenove Asia Limited, BDS Asia Capital Limited and VC CEF Capital Limited as international placement underwriters on April 22, 2004 regarding the international placing of 180,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
4.8*	A Pricing Determination Agreement entered into among Nam Tai Electronics, Inc., Nam Tai Electronic & Electrical Products Limited and the Hongkong and Shanghai Banking Corporation Limited on April 22, 2004 for determining the offering price of the shares of Nam Tai Electronic & Electrical Products Limited to be HK$3.88 per share.
4.9*	A Stock Borrowing Agreement entered into between Nam Tai Electronics, Inc. and the Hongkong and Shanghai Banking Corporation Limited on April 22, 2004 regarding the Global Offering of 200,000,000 shares of HK$0.01 each of Nam Tai Electronic & Electrical Products Limited.
4.10*	Amended 2001 Option Plan dated July 30, 2004.
4.11*	An Accession Agreement entered into between Welcome Success Technology Ltd. and Mr. Alain Jolivet on August 4, 2004 in relation to the transfer of entire interest in Stepmind to Remote Reward SAS and who became a party to the Shareholders Agreement which entered into among Nam Tai Electronics, Inc., AGF Innovation 3, AGF Innovation 4, AGF Innovation 5, Mighty Wealth Group Limited, Remote Reward SAS, Mr. Alain Jolivet and Mr. Andre Jolivet executed on November 278, 2003, December 9, 2003 and December 10, 2003.
4.12*	An Escrow Agreement entered into among Nam Tai Electronics, Inc., Welcome Success Technology Limited, Remote Reward SAS, Johnson Stokes & Master, Mr. Andre Jolivet and Mr. Alain Jolivet on August 18, 2004 for the disposal of Nam Tai's entire interest in Stepmind to Remote Reward SAS with a consideration of Euros 4,253,301.98.

Exhibit Number	DESCRIPTION
4.13*	A subscription Agreement entered into among TCL Industries Holdings (HK) Limited, TCL International holdings Limited, Cheerful Asset Investments Limited, Jasper Ace Limited, Mate Fair Group Limited, and TCL Communication Technology Holdings Limited on August 19, 2004 for subscribing 254,474,910 shares in TCL Communication Technology Holdings Limited in a consideration of RMB131,283,020.
4.14*	A Deed of Assignment of Trademarks entered into between Nam Tai Electronics, Inc. and Namtai Electronic (Shenzhen) Co. Ltd. on September 20, 2004 for assigning "Namtai & device" trademarks to Nam Tai Electronics, Inc.
4.15*	A Banking Facilities Letter from the Hongkong and Shanghai Banking Corporation Limited to Nam Tai Group Management Limited on September 24, 2004 regarding the renewal of Overdraft Facility of HK$500,000, Treasury Facilities of US$30,000,000 and Corporate Card of HK$1,100,000.
4.16*	A Share Transfer Agreement entered into between J.I.C. Enterprises (Hong Kong) Limited and J.I.C. Technology Company Limited on October 15, 2004 for the disposal of the entire issued share capital of Jetup Electronic (Shenzhen) Co. Ltd. to J.I.C. Technology Company Limited for a consideration of HK$105,878,396.
4.17	A Loan Agreement entered into between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision Tech-Limited on February 3, 2005 for a loan of $36,000,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd.
4.18	An Agreement entered into between Nam Tai Electronics, Inc., Asano Company Limited and Nam Tai Electronic & Electrical Products Limited on April 8, 2005 in relation to the sale and purchase of the entire issued share capital of Namtek Software Technology Limited regarding an allotment and issuance of 65,336,470 and 16,334,118 of shares of Nam Tai Electronic & Electrical Products Limited to Nam Tai Electronics, Inc. and Asano Company Limited respectively at an issue price of HKD2.55 per share.
4.19	A Supplemental Loan Agreement entered into between Zastron Electronic (Shenzhen) Co. Ltd. and Zastron Precision –Tech Limited on April 14, 2005 for extending the repayment term for a loan of $18,660,000 granted from Zastron Precision-Tech Limited to Zastron Electronic (Shenzhen) Co. Ltd. in accordance with the an loan agreement dated March 30, 2004.
4.20	A Supplement Letter dated May 12, 2005 issued from Kazuhiro Asano to Nam Tai Electronic & Electrical Products Limited to undertake certain conditions set out in the attached Undertaking in relation to the sale and purchase of the entire issued share capital of Namtek Software Development Company Limited from Nam Tai Electronics, Inc. and Asano Company Limited to Nam Tai Electronic & Electrical Products Limited.
4.21	A Banking Facilities Letter dated September 9, 2005 from The Hongkong and Shanghai Banking Corporation Limited was accepted and confirmed by Nam Tai Electronics, Inc. for granting of overdraft of HKD500,000, treasury facilities of $30,000,000 and commercial card facility of HKD 1,100,000.
4.22	A Banking Facilities Letter dated September 9, 2005 from The Hongkong and Shanghai Banking Corporation Limited was accepted and confirmed by Nam Tai Electronic & Electrical Products Limited for renewal of corporate card facility of HKD700,000, the revolving loan of $30,000,000 and foreign exchange line of $2,000,000.
8.1	Diagram of Company's subsidiaries. See the Section headed "Organization Structure" under Item 4 of this Report.
12.1	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
14.1*	Code of Ethics.
23.1	Consent of Deloitte Touche Tohmatsu.
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed with the registrant's Form 20-F filed with the SEC on March 15, 2005.

NAM TAI ELECTRONICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
March 9, 2006

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except per share data)

	Year ended December 31,		
	2003	2004	2005
Net sales — third parties	$385,524	$499,680	$791,042
Net sales — related party	20,782	34,181	6,195
Total net sales	406,306	533,861	797,237
Cost of sales	340,016	457,385	704,314
Gross profit	66,290	76,476	92,923
Selling, general and administrative expenses	24,866	28,053	33,057
Research and development expenses	4,037	5,045	7,210
Total operating expenses	28,903	33,098	40,267
Income from operations	37,387	43,378	52,656
Other expenses, net	(815)	(1,012)	(125)
Dividend income received from marketable securities and investment	3,714	18,295	579
Gain on sales of subsidiaries' shares	1,838	77,320	10,095
Gain on disposal of an affiliated company	—	—	3,631
Loss on disposal of marketable securities	—	—	(3,686)
Impairment loss on marketable securities	—	(58,316)	(6,525)
Interest income	788	1,110	3,948
Interest expense	(121)	(195)	(438)
Income before income taxes and minority interests	42,791	80,580	60,135
Income taxes	(399)	(879)	(651)
Income before minority interests and equity in income (loss) of an affiliated company	42,392	79,701	59,484
Minority interests	(1,067)	(6,010)	(7,992)
Equity in income (loss) of an affiliated company	498	(6,806)	(186)
Income after minority interests and equity in income (loss) of an affiliated company	41,823	66,885	51,306
Discontinued operation	1,979	—	—
Net income	$ 43,802	$ 66,885	$ 51,306
Basic earnings per share	$ 1.09	$ 1.57	$ 1.19
Diluted earnings per share	$ 1.07	$ 1.57	$ 1.19

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31, 2004	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$160,649	$213,843
Marketable securities	41,906	13,330
Accounts receivable, less allowance for doubtful accounts of $157 and $494 at December 31, 2004 and 2005, respectively	90,362	125,662
Amount due from a related party	66	—
Inventories	23,096	31,744
Prepaid expenses and other receivables	12,087	1,490
Income taxes recoverable	6,566	2,671
Asset held for sale	—	10,912
Total current assets	334,732	399,652
Investment in an affiliated company	3,049	—
Property, plant and equipment, net	94,697	97,926
Land use right	2,744	2,815
Deposits for property, plant and equipment	7,701	1,250
Goodwill	15,831	17,068
Intangible assets, net	459	—
Other assets	1,260	1,300
Total assets	$460,473	$520,011
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 2,080	$ 4,813
Short term bank loans	—	2,275
Long term bank loans — current portion	2,875	2,312
Accounts payable	89,570	121,608
Accrued expenses and other payables	16,661	19,447
Dividend payable	5,120	14,357
Income taxes payable	183	166
Total current liabilities	116,489	164,978
Long term bank loans — non-current portion	5,163	2,850
Total liabilities	121,652	167,828
Minority interests	33,768	41,792
Commitments and contingencies (Note 18)	—	—
Shareholders' equity:		
Common shares ($0.01 par value — authorized 200,000,000 shares)	426	435
Additional paid-in capital	241,756	258,167
Retained earnings	56,324	50,771
Accumulated other comprehensive income	6,547	1,018
Total shareholders' equity	305,053	310,391
Total liabilities and shareholders' equity	$460,473	$520,011

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands of US dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) income	Total Share-holders' Equity	Comprehensive Income
Balance at January 1, 2003	36,059,004	$360	$147,754	$ 54,016	$ (2)	$202,128	
Shares issued on exercise of options	1,425,600	14	8,494	—	—	8,508	
Issue of stock dividend	3,746,668	38	50,333	(50,371)	—	—	
Compensation expense (note 3(b)(iii))	—	—	264	—	—	264	
Net income	—	—	—	43,802	—	43,802	$43,802
Cash dividends ($1.00 per share, including special dividend of $0.80 per share)	—	—	—	(37,584)	—	(37,584)	
Balance at December 31, 2003	41,231,272	412	206,845	9,863	(2)	217,118	
Shares issued on exercise of options	16,500	—	72	—	—	72	
Shares issued on acquisition of a subsidiary	2,389,974	24	58,769	—	—	58,793	
Cancellation of shares issued on acquisition of a subsidiary	(973,210)	(10)	(23,930)	—	—	(23,940)	
Net income	—	—	—	66,885	—	66,885	$66,885
Unrealized gain of marketable securities	—	—	—	—	6,549	6,549	6,549
Comprehensive income							$73,434
Cash dividends ($0.48 per share)	—	—	—	(20,424)	—	(20,424)	
Balance at December 31, 2004	42,664,536	426	241,756	56,324	6,547	$305,053	
Shares issued on exercise of options	841,050	9	16,411	—	—	16,420	
Net income	—	—	—	51,306	—	51,306	$51,306
Unrealized loss of marketable securities	—	—	—	—	(5,352)	(5,352)	(5,352)
Realization of loss upon disposals of marketable securities	—	—	—	—	(250)	(250)	(250)
Foreign currency translation	—	—	—	—	73	73	73
Comprehensive income							$45,777
Cash dividends ($1.32 per share)	—	—	—	(56,859)	—	(56,859)	
Balance at December 31, 2005	43,505,586	$435	$258,167	$ 50,771	$ 1,018	$310,391	

See accompanying notes to consolidated financial statements.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31,		
	2003	2004	2005
Cash flows from operating activities:			
Net income	$ 43,802	$ 66,885	$ 51,306
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	12,172	13,924	16,824
Amortization and impairment loss of intangible assets	92	92	459
(Gain) loss on disposal of property, plant and equipment	(6)	347	(563)
Gain on disposal of other assets	—	(19)	—
Loss on disposal of convertible notes	102	—	—
Loss on disposal of investment	—	67	—
Impairment loss on marketable securities — TCL Communication Technology Holdings Limited ("TCL Communication")	—	58,316	6,525
Loss on disposal of marketable securities	—	—	3,686
Gain on disposal of an affiliated company	—	—	(3,631)
Gain on disposal of a subsidiary — Jieyao Electronics (Shenzhen) Co. Ltd. ("Jieyao")	(1,979)	—	—
Gain on sale of a subsidiary's shares — J.I.C. Technology Company Limited ("JIC Technology")	(1,838)	(6,249)	—
Gain on sale of a subsidiary's shares — Nam Tai Electronic & Electrical Products Limited ("NTEEP")	—	(71,071)	(8,165)
Gain on sale of a subsidiary's shares — Namtek Software Development Company Limited ("Namtek Software")	—	—	(1,930)
Compensation cost on transfer of interest in a subsidiary — Namtek Software	509	—	—
Equity in (income) loss of an affiliated company less dividend received	(498)	6,806	186
Others	—	—	206
Dividend income	—	(15,913)	—
Deferred income taxes	(34)	(78)	—
Minority interests	1,067	6,010	7,992
Changes in current assets and liabilities (net of effects of acquisitions and disposals):			
Increase in accounts receivable	(11,146)	(28,272)	(35,300)
(Increase) decrease in amount due from a related party	(2,707)	2,641	66
(Increase) decrease in inventories	(8,554)	3,936	(8,648)
(Increase) decrease in prepaid expenses and other receivables	(3,027)	2,654	377
(Increase) decrease in income taxes recoverable	(4,067)	(1,644)	3,895
Increase in notes payable	894	201	2,733
Increase in accounts payable	17,971	33,896	32,038
Increase in accrued expenses and other payables	1,189	3,028	2,786
Increase (decrease) in income taxes payable	330	(347)	(17)
Total adjustments	470	8,325	19,519
Net cash provided by operating activities	$ 44,272	$ 75,210	$ 70,825

NAM TAI ELECTRONICS. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Year ended December 31, 2003	2004	2005
Cash flows from investing activities:			
Purchase of property, plant and equipment	$(17,053)	$ (38,611)	$ (32,166)
(Increase) decrease in deposits for property, plant and equipment	(3,103)	(4,374)	6,451
Prepayment for long term investment	(5,277)	—	—
Increase in other assets	(24)	(37)	(40)
(Acquisition) proceeds from disposal of an affiliated company — Alpha Star Investments Limited ("Alpha Star")	(10,000)	—	6,494
Acquisition of long term investment — iMagic Infomedia Technology Limited	(384)	—	—
Proceeds from disposal of convertible notes — TCL International Holdings Limited	5,026	—	—
(Acquisition) proceeds from disposal of marketable securities — TCL Communication	—	(25,084)	10,995
Proceeds from partial disposal of subsidiaries — JIC Technology and Namtek Software/JIC Technology and NTEEP/NTEEP	4,165	95,449	25,218
Proceeds from disposal of property, plant and equipment	2,595	4,546	1,788
Proceeds from disposal of investment	—	5,609	—
Proceeds from disposal of other assets	—	231	—
Proceeds from disposal of a subsidiary, net of cash disposed of — Jieyao	2,386	—	—
Net cash (used in) provided by investing activities	(21,669)	37,729	18,740
Cash flows from financing activities:			
Cash dividends paid	(37,777)	(19,414)	(51,984)
Repayment of bank loans	(13,984)	(5,375)	(5,375)
Proceeds from bank loans	—	10,600	4,774
Proceeds from shares issued on exercise of options	8,508	72	16,420
Net cash used in financing activities	(43,253)	(14,117)	(36,165)
Net (decrease) increase in cash and cash equivalents	(20,650)	98,822	53,400
Cash and cash equivalents at beginning of year	82,477	61,827	160,649
Effect of exchange rate changes on cash and cash equivalents	—	—	(206)
Cash and cash equivalents at end of year	$ 61,827	$160,649	$213,843
Supplemental schedule of cash flow information:			
Interest paid	$ 121	$ 195	$ 438
Income taxes paid (received), net	4,183	2,953	(3,335)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

1. Company Information

Nam Tai Electronics, Inc. and subsidiaries (the "Company" or "Nam Tai") is an electronics manufacturing and design services provider to a selected group of the world's leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services operations, the Company manufactures electronic components and sub-assemblies, including liquid crystal display ("LCD") panels, LCD modules, radio frequency modules, thin film transistor LCD modules, flexible printed circuit sub-assemblies, digital audio broadcast, modules and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including cellular phones in semi-knock down form, entertainment devices, mobile phone accessories and educational products.

The Company was founded in 1975 and moved its manufacturing facilities to the People's Republic of China (the "PRC") in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, the PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands ("BVI") in August 1987. The Company's principal manufacturing and design operations are based in Shenzhen, approximately 30 miles from the Hong Kong Special Administrative Region ("Hong Kong"). Its PRC headquarters are located in the Macao Special Administrative Region ("Macao"). Some of the subsidiaries' offices are located in Hong Kong and Macao, which provide it access to Hong Kong's and Macao's infrastructure of communication and banking and facilitates management of its PRC operations. The Company's principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

In 2004, Nam Tai's operations were re-organized into three reportable segments consisting of consumer electronics and communication products ("CECP"), telecommunication components assembly ("TCA") and LCD panels ("LCDP"). In 2003, CECP and TCA were classified as a single reportable segment as consumer electronic products ("CEP") while LCDP also comprised the transformers operations and collectively referred to as LCD panels and transformers ("LPT"). Through the disposal of a subsidiary in 2003, the Company discontinued its transformers operations, details of which are set out in note 3(b)(ii).

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

The equity method of accounting is used when the Company has the ability to exercise significant influence over the operating and financial policies of an investee, which is normally indicated by a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities and distributions received, if any.

(b) Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

2. **Summary of Significant Accounting Policies — continued**

(c) **Marketable securities**

Marketable securities are principally equity securities and are classified as available-for-sale. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Realized gains and losses on the sale of the available-for-sale securities are determined using the specific-identification method and are reflected in other income (expenses).

(d) **Inventories**

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.

For the Company's CECP and TCA reporting units, the Company orders inventory from its suppliers based on firm customer orders for products that are unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or cancelled an order. As the inventory is typically unique to each customer's products, it is unusual for the Company to be able to utilize the inventory for other customers' products. Therefore, the Company's policy is to negotiate with the customer for the disposal of such inventory that remained unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company's own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

For the Company's LCDP segment, due to the nature of the business, LCDP customers do not always place orders advance enough to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and writes down all inventory over six months old if it is determined that the relevant inventory can not be utilized in the foreseeable future.

(e) **Property, plant and equipment and land use right**

Property, plant and equipment and land use right are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2003, 2004 and 2005. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal property, plant and equipment and land use right are included in income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company's leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company's land purchases in the PRC are considered to be leasehold land and classified as land use right. They are amortized on a straight-line basis over the respective term of the right to use the land.

Depreciation rates computed using the straight-line method are as follows:

Classification	Years
Land use right	50 years
Leasehold land and buildings	20 to 50 years
Machinery and equipment	4 to 12 years
Leasehold improvements	3 to 7 years
Furniture and fixtures	4 to 8 years
Automobiles	4 to 6 years
Tools and molds	4 to 6 years

2. **Summary of Significant Accounting Policies — continued**

(f) Goodwill and intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis at the balance sheet date. Prior to April 2004, the Company operated in two reporting units, CEP and LCD panels and transformers. In June 2003, the Company disposed of its transformers operation through the disposal of a subsidiary, details of which are set out in note 3(b)(ii). Effective April 2004, the Company operated in three reporting units, which were its reportable segments of CECP, TCA and LCDP.

The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations. No impairment loss was identified in 2004 and 2005.

Costs incurred in the acquisition of licenses are classified as intangible assets. They are capitalized and amortized to expense on a straight-line basis over the shorter of the license period or 5 to 7 years.

(g) Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

(h) Revenue recognition

The Company recognizes revenue when all of the following conditions are met:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- Price to the customer is fixed or determinable, and
- Collectibility is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. The Company does not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with the Company's products, except for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

2. Summary of Significant Accounting Policies — continued

(i) Shipping and handling costs

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2003, 2004, and 2005, shipping and handling costs classified as costs of sales were $466, $536 and $561, respectively. During the years ended December 31, 2003, 2004 and 2005, shipping and handing costs classified as selling expenses were $870, $767 and $847, respectively.

(j) Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(k) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $261, $265 and $377 for the years ended December 31, 2003, 2004 and 2005, respectively.

(l) Staff retirement plan costs

The Company's costs related to the staff retirement plans (see note 14) are charged to the consolidated statement of income as incurred.

(m) Income taxes

PRC tax paid by subsidiaries operating in the PRC during the year is recorded as an amount recoverable at the balance sheet date when management has filed or has the definite intention to file an application for reinvestment of profits and a refund is expected unless there is an indication from the PRC tax authority that the refund, or a portion of which, will be refused.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

(n) Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

The functional currencies of the Company and its subsidiaries include the U.S. dollar or the Hong Kong dollar. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated in accordance with SFAS No. 52, "*Foreign Currency Translation*". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.7643, 7.7732 and 7.7546 as of December 31, 2003, 2004 and 2005, respectively.

2. **Summary of Significant Accounting Policies — continued**

(o) **Earnings per share**

On June 20, 2003, the Company's board of directors declared a 3 for 1 stock split of its outstanding common shares. Each shareholder of record on June 30, 2003 received two additional shares for each common share held at that date. In addition, the Company retained the current par value of $0.01 per share. Accordingly, all references to numbers of common shares, per share data and stock option data in the accompanying financial statements have been restated to reflect the stock split on a retroactive basis.

On October 24, 2003, the Company's board of directors declared an issuance of stock dividend to shareholders at the ratio of one dividend share for every ten shares held by the shareholders of record on November 7, 2003. For the purposes of earnings per share calculation, all references to numbers of common shares and per share data have been restated to reflect this stock dividend.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(p) **Stock options**

The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and provides additional financial statement disclosure in accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation"*. The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 12.

The Company has a stock-based employee compensation plan, as more fully described in note 12(b). Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition.

Year ended December 31,		2003	2004	2005
Net income, as reported		$ 43,802	$ 66,885	$ 51,306
Less: Stock based compensation costs under fair value based method for all awards		(582)	(4,476)	(7,500)
Net income, pro forma		$ 43,220	$ 62,409	$ 43,806
Basic earnings per share	As reported	$ 1.09	$ 1.57	$ 1.19
	Pro forma	$ 1.07	$ 1.47	$ 1.02
Diluted earnings per share	As reported	$ 1.07	$ 1.57	$ 1.19
	Pro forma	$ 1.06	$ 1.47	$ 1.01

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No.123R, *"Share-Based Payment"*. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 (see note 2(u)). The Company will adopt SFAS No. 123R in the year ending December 31, 2006.

2. Summary of Significant Accounting Policies — continued

(q) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(r) Comprehensive income

Accumulated other comprehensive income (loss) represents unrealized gains on marketable securities and foreign currency translation adjustments and is included in the consolidated statement of shareholders' equity.

(s) Fair value disclosures

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, income taxes recoverable, notes payable, short-term bank loans, accounts payable, accrued expenses and other payables approximate their fair values due to the short term nature of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations.

(t) Reclassification

Certain prior year figures have been reclassified to conform with the current year's presentation

(u) Recent changes in accounting standards

In November 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 151, *"Inventory Costs — an amendment of ARB No. 43, Chapter 4"*. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this new standard did not have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" which redefines the types of non-monetary exchanges that require fair value measurement. The Company is required to adopt SFAS No. 153 for nonmonetary transactions entered into after June 30, 2005. The adoption of this new standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS No. 123R"). This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No. 123R effective January 1, 2006.

2. Summary of Significant Accounting Policies — continued

(u) Recent changes in accounting standards — continued

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 (p) pursuant to the disclosure requirements of SFAS No. 148.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, *"Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143"*. FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company is evaluating the effect of the adoption of FIN 47. It is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes And Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"*. This statement supercedes APB Opinion No. 20, *"Accounting changes"* and SFAS No. 3, *"Reporting Accounting changes in Interim Financial Statements"*. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In September 2005, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 04-13, *"Accounting for Purchases and Sales of Inventory with the Same Counterparty"*. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, *"Accounting for Nonmonetary Transactions"*, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company is evaluating the effect of the adoption of EITF 04-13. It is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. Investment in Subsidiaries

(a) Subsidiaries

	Place of incorporation	Principal activity	Percentage of ownership as at December 31, 2004	2005
Consolidated principal subsidiaries:				
Jasper Ace Limited ("Jasper Ace")	BVI	Investment holding*	100%	100%
J.I.C. Technology Company Limited	Cayman Islands	Investment holding	71.63%	71.63%
J.I.C Enterprises (Hong Kong) Limited	Hong Kong	Inactive	71.63%	71.63%
Jetup Electronic (Shenzhen) Co., Limited ("Jetup")	PRC	Manufacturing and trading	71.63%	71.63%
J.I.C. (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	71.63%	71.63%
Nam Tai Electronic & Electrical Products Limited	Cayman Islands	Investment holding	75%	69.5%
Nam Tai Group Management Limited	Hong Kong	Provision of administrative services*	100%	100%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	75%	69.5%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited ("NTTC")	Hong Kong	Inactive	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing and trading	75%	69.5%
Namtek Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	80%	69.5%
Namtek Software Development Company Limited	Cayman Islands	Investment holding	80%	69.5%
Shenzhen Namtek Co., Ltd.	PRC	Software development	80%	69.5%
Zastron Electronic (Shenzhen) Co. Ltd.	PRC	Manufacturing and trading	100%	100%
Zastron Precision-Tech Limited ("ZPTL")	Cayman Islands	Investment holding	100%	100%
Zastron (Macao Commercial Offshore) Company Limited	Macao	Provision of consultancy, administrative and data processing services	100%	100%

* Became inactive subsequent to December 31, 2005.

3. Investment in Subsidiaries — continued

(b) Significant transactions

(i) During the period from June to November 2003, the Company disposed of a total of 42,600,000 ordinary shares of JIC Technology for cash considerations of $4,005. The disposal resulted in a net gain on partial disposal of a subsidiary of $1,838 after deducting the releasing of unamortized goodwill of $1,171. In November 2003, the Company converted 175,100,000 preference shares into 170,000,000 ordinary shares of JIC Technology. As at December 31, 2003, the Company held 263,900,688 ordinary shares of JIC Technology, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of the preference shares owned, the Company would have held approximately 88.39% of JIC Technology as of December 31, 2003.

In November and December 2004, the Company disposed of a total of 128,000,000 ordinary shares of JIC Technology for cash considerations of $12,902. The disposal resulted in a net gain on partial disposal of a subsidiary of $6,249 after deducting the releasing of goodwill of $3,518. The Company also converted all outstanding preference shares into 410,990,290 ordinary shares of JIC Technology resulting in 71.63% equity interest held in JIC Technology as of December 31, 2004.

(ii) In order to concentrate its effort on its LCD panels reporting unit, in June 2003, JIC Technology disposed its transformers reporting unit to a third party for a cash consideration of $2,426. Sales of the transformers reporting unit for the year ended December 31, 2003 was $6,284, and was insignificant comparing to the sales of the Company as a whole. The income from operations of the transformers reporting unit was less than 1% of the Company's income from operations for the year ended December 31, 2003. The transformers reporting unit had no non-operating income or expenses for the year ended December 31, 2003.

The proceeds from the disposal exceeded the carrying value of the net assets of the transformers reporting unit, resulting in a gain from discontinued operation, net of minority interests, in 2003 of $1,979.

The carrying amounts of the assets and liabilities of the transformers reporting unit at the date of disposal were as follows:

Net assets disposed of:

Property, plant and equipment	$ 559
Cash	40
Other assets	870
Liabilities	(1,176)
Total	$ 293

(iii) In January 2003, the Company disposed of 20% of its equity interest in Namtek Software to Asano Company Limited ("Asano Company"), a company owned by the management of Namtek Software, for a cash consideration of $160. As of the date of transfer, Namtek Software was fair valued at $3,347. Accordingly, a charge to compensation expense of $509 and a credit to additional paid-in capital of $264 (being the difference between the net asset value and fair value of Namtek Software disposed) resulted.

In May 2005, the Company and Asano Company transferred 80% and 20%, respectively, of their interest in Namtek Software to NTEEP for a total consideration of $26,700. Please also see note 3(b)(v) for further details.

3. **Investment in Subsidiaries — continued**

(b) Significant transactions — continued

(iv) As of January 1, 2003, the Company had a 3.033% interest in Huizhou TCL Mobile Communication Co., Ltd ("Huizhou TCL") through a then 72.2% owned subsidiary, Mate Fair Group Limited ("Mate Fair").

In April 2004, the Company increased its equity interest in Huizhou TCL to 9% through exchange of its existing 72.2% interest in Mate Fair, which had a 3.033% equity interest in Huizhou TCL, and acquiring the entire issued share capital of Jasper Ace, a holding company with no operations, which directly holds 9% equity interest in Huizhou TCL. The acquisition was satisfied by the exchange of the Company's 72.2% equity interest in Mate Fair, cash of $25,000, and 1,416,764 new shares in the Company upon a pricing adjustment in July 2004 resulting in the cancellation of 973,210 shares of the Company previously issued as part of the purchase consideration.

(v) In April 2004, one of the then wholly owned subsidiaries of the Company, NTEEP, completed public offering of its common stock on the Stock Exchange of Hong Kong Limited ("SEHK") in which the Company disposed of a 25% interest in this subsidiary resulting in a gain on partial disposal of $71,071.

In March 2005, the Company disposed of a total of 30,000,000 ordinary shares of NTEEP for cash considerations of approximately $9,836, resulting in a gain on partial disposal of a subsidiary of approximately $5,870.

In May 2005, through a series of linked transactions, the Company's shareholding in NTEEP increased from 71.25% to 72.06% while the effective shareholding in Namtek Software decreased from 80% to 72.06% upon completion of the partial disposal of Namtek Software when the Company and Asano Company transferred 80% and 20%, respectively, of their interest in Namtek Software to NTEEP for a total consideration of $26,700. The consideration was satisfied by the issuance of 81,670,588 new shares of NTEEP to the Company and Asano Company at approximately $0.327 per share. These transactions resulted in a goodwill of $1,278 arising from the additional interest in NTEEP exchanged and a net gain on partial disposal of interest in Namtek Software of $1,930.

In August 2005, the Company further disposed of a total of 22,574,000 ordinary shares of NTEEP for cash considerations of approximately $5,163. The disposal resulted in a net gain on partial disposal of a subsidiary of approximately $2,295 after deducting the releasing of goodwill of $45.

(c) Establishment of subsidiaries

(i) In June 2003, Namtek Software established Namtek Japan Company Limited, a subsidiary incorporated in Japan, at an investment cost of $85. Its principal activity is sales co-ordination and marketing of software.

(ii) In June 2003, the Company established two wholly-owned subsidiaries, namely ZPTL and NTEEP, incorporated in the Cayman Islands. Their principal activity is to act as investment holding companies.

(iii) In August 2003, the Company established Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, at an investment cost of $13. Its principal activity is provision of consultancy, administrative and data processing services to other group companies, and to act as the Company's PRC headquarters due to the continuous increase in investment in China.

(iv) In March 2004, the ZPTL established Zastron (Macao Commercial Offshore) Company Limited, a subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of consultancy, administrative and data processing to group companies.

(v) In November 2004, JIC Technology established J.I.C. (Macao Commercial Offshore) Company Limited, a wholly owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity was trading of electronic components, and the provision of consultancy, administrative and data processing. In 2005, it ceased to carry out the trading of electronic components and focused on the administrative and data processing services only.

3. Investment in Subsidiaries — continued

(d) **Retained earnings**

The Company's retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and amounted to $6,164 and $7,489 as of December 31, 2004 and 2005 respectively. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows.

4. Inventories

Inventories consist of the following:

At December 31,	2004	2005
Raw materials	$ 19,815	$ 24,023
Work-in-progress	1,578	4,003
Finished goods	1,703	3,718
	$ 23,096	$ 31,744

5. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2004	2005
At cost:		
Leasehold land and buildings	$ 41,961	$ 46,393
Machinery and equipment	80,479	94,952
Leasehold improvements	15,226	22,215
Furniture and fixtures	2,026	1,907
Automobiles	1,427	1,766
Tools and molds	196	279
Total	141,315	167,512
Less: accumulated depreciation and amortization	(59,912)	(72,619)
Construction in progress	13,294	3,033
Net book value	$ 94,697	$ 97,926

As at December 31, 2005, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $10,758, which are expected to be disbursed during the year ending December 31, 2006.

In 2005, the Company reclassified certain of the leasehold land and building located in Hong Kong as asset held for sale (note 8).

6. Goodwill

Goodwill consists of the following:

	CECP reporting unit	LCDP reporting unit	Total
Balance at January 1, 2004	$ 788	$ 19,349	$ 20,137
Goodwill release related to disposition of 16.76% interest in JIC Technology	—	(3,518)	(3,518)
Goodwill release related to disposition of 72.22% interest in Mate Fair	(788)	—	(788)
Balance at December 31, 2004	$ —	$ 15,831	$ 15,831
Exchange difference	—	5	5
Goodwill upon acquisition of additional 0.81% interest in NTEEP	1,277	—	1,277
Goodwill release related to disposition of 2.56% interest in NTEEP	(45)	—	(45)
Balance at December 31, 2005	$ 1,232	$ 15,836	$ 17,068

No impairment loss was identified in 2004 and 2005.

7. Intangible Assets, net

Intangible assets, net consist of the following:

At December 31,	2004	2005
Licenses	$ 643	$ 643
Accumulated amortization	(184)	(245)
Impairment loss recognized (Note 9)	—	(398)
Net carrying amount	$ 459	$ —

Amortization expense charged to income from operations for the year ended December 31, 2003, 2004 and 2005 was $92, $92 and $61, respectively.

8. Asset held for sale

In 2005, the management of the Company has committed to a plan to sell certain of its leasehold land and buildings located in Hong Kong. Accordingly, the leasehold land and building has been reclassified as "asset held for sale" and ceased to record depreciation expense since then. On March 9, 2006, the Company entered into an agreement to sell this leasehold land and building for a gross consideration of approximately $20,645.

9. Investment in Affiliated Companies, Equity Method

Alpha Star

In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company made a strategic investment of $10,000 by subscribing for a 25% shareholding in Alpha Star, a BVI company, which is the ultimate holding company of Jiang Cheug Tang Wireless Technology Limited ("JCT"), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company also manufactures wireless communication terminals and related modules for JCT. As part of the agreement, Alpha Star agreed to purchase from the Company at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market. The fair value of this arrangement was estimated to be $643 and is included in the consolidated balance sheet as an intangible asset (note 7). The Company had one representative on Alpha Star's board of directors until his resignation in July 2004.

The Company initially recorded goodwill of approximately $5,596 as a result of the acquisition of Alpha Star. The Company recorded an equity in earning of Alpha Star of $498 for 2003 but recognized an equity in loss of $1,210 and $186 for 2004 and 2005, respectively. In the third quarter of 2004, based on the advise from an independent external valuer, the Company recorded an other-than-temporary impairment charge of approximately $5,596 to write down its investment in Alpha Star upon its unsatisfactory operating results and the continued weakness in market operated by Alpha Star.

In August 2005, the Company disposed of its entire interest in Alpha Star to the majority shareholders of Alpha Star for a cash consideration of $6,500. As a result, a gain of $3,631 was recorded. Due to the cessation of relationship with Alpha Star, the Company evaluated the viability of the related purchase arrangement as aforesaid and fully wrote off its then carrying value of $398 (included in selling, general and administrative expenses) as the intangible asset was no longer expected to recover its carrying value through future cash flows.

As of December 31, 2004, JCT owed the Company $66. For the years ended December 31, 2004 and 2005, the Company recognized net sales of $34,181 and $6,195 to JCT and purchased raw materials of $12,398 and $5,766 from JCT and its related companies, respectively.

The Company did not make any loans or guarantees or had any contingent liabilities with Alpha Star or any of its subsidiaries.

10. Investments

Investments in TCL

The Company had various investments in TCL Group of companies in the form of convertible notes, and available for sale marketable securities. During the year ended December 31, 2003, the Company disposed of the convertible notes. During the year ended December 31, 2004, the investments at cost became marketable securities upon the listing of these investments on public stock exchanges. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies, for the years ended December 31, 2003, 2004 and 2005.

(a) Convertible Notes

On November 11, 2002, in connection with its disposal of 1.467% indirect interest in Huizhou TCL (see note 3(b)(iv)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes ("CB Note") due in November 2005 of TCL International Holdings Limited, a company publicly listed on the SEHK. In August 2003, the CB Note was disposed of by the Company for a consideration of $5,026, resulting in a loss of $102.

10. Investments — continued

(b) Investments, at cost/available for sale investment securities

(i) TCL Corporation

In January 2003, the Company acquired a 6% equity interest in TCL Holdings Corporation Ltd., now known as TCL Corporation, for a consideration of $11,968. TCL Corporation, an enterprise established in the PRC, is the parent company of the TCL Group of companies. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002 (the "Establishment Date").

In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB4.26 (equivalent to US$0.52) per A-share. The Company's interest in TCL Corporation has then been diluted to 3.69% and represents 95.52 million promoter's shares of TCL Corporation after its initial public offering. According to Article 147 of the Company Law of the PRC, the Company is restricted to transfer its promoter's shares within three years from the Establishment Date. The Company is, however, entitled to dividend and other rights similar to the holders of A-shares.

As these promoter's shares have a restriction on their sale prior to April 2005, the Company hired a third party valuation firm to determine the fair value of these shares as of December 31, 2004 and 2005 and recognized an unrealized gain of $6,549 and $1,362, respectively, based on the Company's cost of $11,968 and an estimated fair value of $20,700 and $13,330.

On 28 November 2005, TCL Corporation announced the proposal of a split share structure reform ("SSR"). Under the proposed SSR, holders of TCL Corporation tradable A-shares will receive 2.5 shares for every 10 shares from the holders of promoter's shares of TCL Corporation, on a pro rata basis. Upon completion of the SSR, the Company's interest in TCL Corporation will be reduced from 95,516,112 shares to 80,600,173 shares, representing a change from 3.69% to 3.12%.

The proposed SSR was approved by the holders of TCL Corporation's A-shares during the shareholders' meeting held on 30 December 2005, and shall become effective upon approval by the China Securities Regulatory Commission. As at 31 December 2005, such approval has not been obtained.

(ii) Huizhou TCL

The Company had a 3.033% direct interest in Huizhou TCL. As described in note 3(b)(iv), the Company increased its equity interest in Huizhou TCL to 9%. In August 2004, as part of the preparation for TCL Communication's public offering on SEHK, the shares in Huizhou TCL were exchanged for the shares in TCL Communication. In September 2004, TCL Communication's public offering was completed. At December 31, 2004, the Company's investment in TCL Communication is stated at fair value based on the traded market price of TCL Communication's shares and recognized an impairment loss of $58,316 based on the Company's cost of $79,522 and a fair value of $21,206. At June 30, 2005, the Company further recognized an impairment loss of $6,525 based on the fair value of $14,681. In the fourth quarter of 2005, the Company disposed of its entire stake in TCL Communication and recorded a loss of $3,686.

Investment in Stepmind

In December 2003, the Company paid approximately $5,277 (Euros 4,250) into an escrow account for an investment in Stepmind, which was included in prepaid expenses and other receivables at December 31, 2003. Approximately $2,646 (Euros 2,122) was released from the escrow account in January 2004 for the Company's first phase of investment and was included in investments. In August 2004, the remaining balance in the escrow account was released. In the same month, the Company disposed of its entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price. As a result, a loss of $67, representing the legal and administrative costs incurred, was noted.

11. Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities, revolving loans and overdrafts. At December 31, 2004 and 2005, these facilities totaled $87,923 and $117,345, of which $84,495 and $110,246 were unused at December 31, 2004 and 2005, respectively. The maturity of these facilities is generally up to 120 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong or the PRC and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries.

The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to the trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

At December 31,	2004	2005
Outstanding letters of credit	$ 1,348	$ 11
Trust receipts	1,257	4,813
Usance bills pending maturity	823	—
Short term bank loans	—	2,275
Total banking facilities utilized	3,428	7,099
Less: Outstanding letters of credit	(1,348)	(11)
Notes payable and short term bank loans	$ 2,080	$ 7,088

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% p.a. over three months London Interbank Offered Rate ("LIBOR"), repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. The interest rate was reduced to 0.75% p.a. over three months LIBOR in 2004. During the year 2004, it has obtained another unsecured four-year term loan totaling $7,000 at a rate of 0.75% p.a. over three months LIBOR, repayable in 16 quarterly instalments of $438 beginning in July 2004. At December 31, 2005, the loans had outstanding balances of $5,162. There are no restrictive financial covenants associated with these term loans.

The long term bank loans at December 31, 2005 are repayable as follows for the years ending December 31

- 2006	$ 2,312
- 2007	1,750
- 2008	1,100
	$ 5,162

12. Shareholders' Equity

(a) The Company has only one class of common shares authorized, issued and outstanding.

(b) Stock options

In May 2001, the Board of Directors approved a stock option plan which would grant 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,300,000 shares. The options granted under this plan vest immediately and generally have a term of two to three years, subject to the discretion of the board of directors, but cannot exceed ten years.

12. Shareholders' Equity — continued

(b) Stock options — continued

A summary of stock option activity during the three years ended December 31, 2005 is as follows:

	Number of options	Weighted average option price per share
Outstanding at January 1, 2003	1,449,000	$ 5.84
Granted	75,000	$ 18.50
Exercised prior to 10 for 1 stock dividend	(1,422,500)	$ 5.97
Effect of 10 for 1 stock dividend on stock option	10,150	—
Exercised after 10 for 1 stock dividend	(3,100)	$ 6.02
Outstanding at December 31, 2003	108,550	$ 12.35
Granted	645,000	$ 6.94
Exercised	(16,500)	$ 4.39
Outstanding at December 31, 2004	737,050	$ 6.83
Granted	1,105,000	$ 6.79
Exercised	(841,050)	$ 6.74
Outstanding at December 31, 2005	1,001,000	$ 6.86

Details of the options granted by the Company in 2003, 2004 and 2005 are as follows:

Number of options granted	Exercise price	Exercisable period
In 2003		
75,000	$ 16.82*	July 8, 2003 to July 8, 2006
In 2004		
645,000	$ 19.40	July 30, 2004 to July 30, 2006
In 2005		
1,000,000	$ 20.84	February 4, 2005 to February 4, 2007
105,000	$ 21.62	June 6, 2005 to June 6, 2008

The following summarizes information about stock options outstanding at December 31, 2005. All stock options are exercisable as of December 31, 2005.

Exercise prices	Number of options	Weighted average remaining contractual life in months
$16.82*	33,000	6.3
$19.40	228,000	7.0
$20.84	650,000	13.1
$21.62	90,000	29.2
	1,001,000	12.9

* Subsequent to November 7, 2003, the exercise price has been adjusted to reflect the 10 for 1 stock dividend effect.

12. **Shareholders' Equity — continued**

(b) **Stock options — continued**

The weighted average remaining contractual life of the stock options outstanding at December 31, 2003, 2004 and 2005 was 23, 18 and 13 months, respectively. The weighted average fair value of options granted during 2003, 2004 and 2005 was $7.76, $6.94 and 6.79, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31,	2003	2004	2005
Risk-free interest rate	2.56%	2.75%	3.56% to 3.59%
Expected life	3 years	2 years	2 to 3 years
Expected volatility	64.24%	68.62%	62.62% to 71.14%
Expected dividend per quarter	$ 0.05	$ 0.12	$0.33

(c) **Share buy — back**

No shares were repurchased during the years ended December 31, 2003, 2004 and 2005.

(d) **Share redemptions**

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and canceled 415,500 shares of the Company registered in the name of Tele-Art at a price of $3.73 per share for $1,549 (see note 18(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 18(b)).

No shares have been redeemed since August 12, 2002.

13. Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

Year ended December 31, 2003	Income	Weighted average number of shares *	Per share amount
Continuing operations			
Basic earnings per share	$41,823	40,336,439	$ 1.04
Effect of dilutive securities - Stock options	—	502,701	
Diluted earnings per share	$41,823	40,839,140	$ 1.02
Discontinued operation			
Basic earnings per share	$ 1,979	40,336,439	$ 0.05
Effect of dilutive securities - Stock options	—	502,701	
Diluted earnings per share	$ 1,979	40,839,140	$ 0.05
Net income			
Basic earnings per share	$43,802	40,336,439	$ 1.09
Effect of dilutive securities - Stock options	—	502,701	
Diluted earnings per share	$43,802	40,839,140	$ 1.07

All options and warrants to purchase shares of common stock were included in the computation of 2003 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

* Adjusted for 3 for 1 stock split and 10 for 1 stock dividend.

Year ended December 31, 2004	Income	Weighted average number of shares	Per share amount
Basic earnings per share	$66,885	42,496,122	$ 1.57
Effect of dilutive securities - Stock options	—	52,123	—
Diluted earnings per share	$66,885	42,548,245	$ 1.57

All options and warrants to purchase shares of common stock were included in the computation of 2004 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

13. Earnings Per Share — continued

Year ended December 31, 2005	Income	Weighted average number of shares	Per share amount
Basic earnings per share	$51,306	42,944,682	$1.19
Effect of dilutive securities - Stock options	—	223,859	—
Diluted earnings per share	$51,306	43,168,541	$1.19

All options to purchase shares of common stock were included in the computation of 2005 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

14. Staff Retirement Plans

The Company operates a retirement benefit scheme ("RBS") for all qualifying employees in Macao and a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong. The RBS and MPF are defined contribution schemes and the assets of the schemes are managed by the trustees independent to the Company.

Both the RBS and MPF are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Macao and Hong Kong. Contributions are made by the Company at 5% based on the staff's relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefit can be withdrawn by the employees in Macao at the end of employment contracts while the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company's contribution to the staff retirement plans in Macao, Hong Kong and PRC amounted to $982, $1,190 and $1,510 for the years ended December 31, 2003, 2004 and 2005, respectively.

15. Income Taxes

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2003	2004	2005
PRC, excluding Hong Kong and Macao	$39,778	$37,546	$36,138
Hong Kong, Macao and other jurisdictions	3,013	43,034	23,997
	$42,791	$80,580	$60,135

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Cayman Islands law, ZPTL, NTEEP, JIC Technology and Namtek Software are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below if they are registered in Hong Kong.

15. Income Taxes — continued

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

Deferred tax, where applicable, is provided under the liability method at the rate of 17.5%, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as Namtai Electronic (Shenzhen) Co., Ltd. ("NTSZ"), Zastron Electronic (Shenzhen) Co., Ltd. ("Zastron"), Shenzhen Namtek Co., Ltd ("Shenzhen Namtek") and Jetup (collectively the "PRC subsidiaries") is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Shenzhen Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company's PRC subsidiaries:

- On January 8, 1999, NTSZ received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. During 2003, NTSZ received $110 rebate of corporate tax paid for 2002, a tax refund of $122 from reinvestment of profits for 1999 to 2001 and a refund of $441 for being an export-oriented enterprise in 2002. In 2004, NTSZ received a tax refund of $821 from reinvestment of profits for 2003 and a refund of $399 for being an export-oriented enterprise in 2003. In 2005, NTSZ received a tax refund of $1,815 from reinvestment of profit for 2003. Besides, NTSZ further paid $738 and subsequently received a tax refund of $1,726 from reinvestment of profit for year 2004 and a refund of $971 for being an export-oriented enterprise.

- In 2003, Zastron received a refund of $56 from reinvestment of profits for 1999 and a refund of $124 for being an export-oriented enterprise. On May 13, 2005, Zastron received the recognition of "High and New Technology Enterprise" and was entitled to enjoy a reduced corporate tax rate of 7.5% for three years commencing 2005. In 2004, Zastron also received a refund of $243 from reinvestment of profits for 1999 to 2003 and a refund of $793 for being an export-oriented enterprise in 2003. In 2005, Zastron received a refund of $1,398 from reinvestment of profit for year 2000 to 2003. Besides, Zastron further paid $170 and subsequently received a tax refund of $874 from reinvestment of profit for year 2004.

- In February 2001, Shenzhen Namtek received the recognition of "Advanced Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2003, Shenzhen Namtek received a refund of $27 from the reinvestment of profits for 1998 to 2000. In 2004, Shenzhen Namtek is entitled to a 5% tax refund for being an export-oriented enterprise in 2004.

- The Shenzhen local tax authority has granted Jetup the status of "High and New Technology Enterprise" and allowed it to enjoy a lower income tax rate of 7.5% for 3 years from 2002 to 2004. During 2003, Jetup received a refund of $175 from reinvestment of profit for 2002. During 2005, Jetup received a refund of $233 and $346 from reinvestment of profit for 2003 and 2004, respectively.

15. Income Taxes — continued

A FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. The PRC subsidiaries qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2004 and 2005, taxes recoverable under such arrangements were $6,520 and $2,624, respectively, which are included in income taxes recoverable and expected to be received during 2005 and 2006, respectively. However, during 2003 the Shenzhen government did not refund approximately $13 in taxes the Company paid in 1998 to 2000. Therefore, the Company reversed the related receivable into current tax expense in 2003.

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries for a tax audit. In March 2003, in relation to fiscal year 1996, the Hong Kong tax authorities have made certain estimated assessments for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities have not provided concrete grounds for the assessments. The Company and the subsidiary concerned have objected to these estimated assessments. The outcome of the objection is uncertain at this stage as the Hong Kong tax authorities are still reviewing the Company's and its subsidiary's Hong Kong tax position. At the time, it is not possible to estimate the outcome of the tax audit, the amount that may have to be paid, if any, or the impact that the results of the 1996 tax audit will have to subsequent tax years. However, management is of the view that there will be no material tax adjustment as a result of the tax audit. In March 2004, this wholly owned subsidiary received a tax demand note from the Hong Kong tax authorities for additional tax assessment of US$567 for the fiscal year 1997 and such tax payable can be held over on condition that a tax reserve certificate is purchased. The subsidiary requested for an unconditional hold-over of such assessment without purchasing tax reserve certificate but was denied by the Hong Kong tax authorities. In June 2004, this subsidiary applied to the High Court of Hong Kong for a judicial review in relation to the purchase of the tax reserve certificate. The judgement was delivered on December 7, 2005 dismissing the Company's application. The Company had filed an appeal on January 10, 2006 and the hearing is scheduled to be held on July 25 and 26, 2006. Management is of the view that they will obtain favorable judgement and hence, no material tax adjustment is expected.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2003	2004	2005
Current tax	$(433)	$(957)	$(651)
Deferred tax	34	78	
	$(399)	$(879)	$ (651)

The Company's deferred tax assets and liabilities as of December 31, 2004 and 2005 are attributable to the following:

December 31,	2004	2005
Net operating losses	$ 5,863	$ 8,914
Valuation allowance	(5,863)	(8,914)
	$ —	$ —

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. As the management does not believe that it is more likely than not that all of the deferred tax asset will be realized, a full valuation allowance has been established at December 31, 2004 and 2005.

At December 31, 2003, the Company did not have any net operating loss carryforwards. For the years ended December 31, 2004 and 2005, the Company had net operating losses of $5,863 and $3,051, respectively, which may be carried forward indefinitely.

15. Income Taxes — continued

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2003	2004	2005
Income before income taxes and minority interests	$42,791	$ 80,580	$60,135
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$ (6,419)	$(12,087)	$ (9,020)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	72	205	196
Effect of (loss) income for which no income tax benefit/ expense is receivable/payable	796	7,660	4,813
Tax holidays and tax incentives	2,122	2,220	2,103
Effect of PRC tax concessions, giving rise to no PRC tax liability	3,435	2,774	2,667
Tax losses not recognised-	—	(1,026)	(534)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:			
Gain on disposal of land in Hong Kong	1	—	82
Exempted interest income	16	24	17
Non-deductible legal and professional fees	(301)	(282)	(317)
Non-deductible and non-taxable other items	(105)	17	(744)
Overprovision for income tax expense in prior year	103	—	—
Underprovision of income tax expense in prior years	—	(268)	(41)
Other	(119)	(116)	127
	$ (399)	$ (879)	$ (651)

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $5,557, $4,994 and $4,770 in the years ended December 31, 2003, 2004 and 2005, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.14, $0.12 and $0.11 in the years ended December 31, 2003, 2004 and 2005, respectively).

16. Related Party Balance and Transactions

As of December 31, 2004, the balance due from a related party represented the balance due from JCT, a subsidiary of Alpha Star. For the years ended December 31, 2004 and 2005, the Company recognized net sales of $34,181 and $6,195 and purchased raw materials of $12,398 and $5,766 from JCT and its related companies, respectively.

During the year ended December 31, 2004, the Company disposed of certain other assets to a director of the Company at a consideration of $231, which represented the then carrying value of the assets. No significant gain or loss arose from such transaction.

17. Financial Instruments

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivables.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $157 and $494 in 2004 and 2005, respectively. There were no other movements in the allowance for doubtful accounts.

The Company's financial instruments reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts approximate their fair values due to the short term nature of these instruments. The Company's financial instruments reported as non-current liabilities, such as its long term bank loans, approximate their fair values due to the variable nature of the interest calculations.

18. Commitments and Contingencies

(a) Lease commitments

The Company leases premises under various operating leases, certain of which contain contingent escalation clauses whereby the percentage increase is subject to periodic review and agreement between the Company and the lessor. Rental expense under operating leases was $617, $975 and $1,546 in the years ended December 2003, 2004 and 2005, respectively.

At December 31, 2005, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,	
- 2006	$ 1,703
- 2007	1,662
- 2008	1,476
- 2009	1,242
- 2010	1,314
- 2011 and thereafter	1,935
	$ 9,332

(b) Significant legal proceedings

Tele-Art

In June 1997, the Company filed a petition in BVI for the winding up of Tele-Art Inc. ("Tele-Art") on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art in July 1998. Tele-Art appealed to the Court of Appeal against the winding up order. This appeal was heard on January 13, 1999 by the Court of Appeal and was dismissed on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares * of the Company registered in the name of Tele-Art at a price of $3.73 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totaling $1,673. The Company had also previously withheld dividends on shares beneficially owned by Tele-Art which were applied towards the partial satisfaction of the said judgment debts costs and interest.

18. Commitments and Contingencies - continued

(b) Significant legal proceedings - continued

Tele-Art - continued

In September 1999, the High Court heard the application by the Company dated March 22, 1994 for an inquiry into damage suffered by the Company (the "First Inquiry") as a result of the ex-part injunction granted to Tele-Art against the Company on September 29, 1993 which prohibited the Company from proceeding with a rights offering in September 1993.

Following the completion of the first redemption on January 22, 1999, the Company received notice that David Hague, the then liquidator of Tele-Art, had obtained an ex-parte injunction from the High Court preventing the Company from redeeming the Company 415,500 shares *.

On July 5, 2002, upon the Company's application, the High Court ordered the removal of the David Hague's ex-parte injunction and ordered an inquiry into damages suffered by the Company as a result of the injunction (the "Second Inquiry").

On August 9, 2002, the High Court delivered its decision on the First Inquiry and awarded the Company damages of approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 shares ** beneficially owned by Tele-Art at a price of $6.14 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art. The Company recorded the $3,333 redemption, net of expenses, as other income in 2002.

In accordance with the directions given by the High Court in respect of the Second Inquiry on March 28, 2003, the Company filed its points of claim on April 3, 2003 and subsequently filed amended points of claim on April 16, 2003. In breach of the court's directions, David Hague failed to file his points of defense on June 20, 2003 as ordered but instead he filed an application in the High Court, inter alia, to strike out the Company's points of claim and for summary judgment on the inquiry into damages on June 20, 2003. The Company thereupon applied to the High Court on August 19, 2003 for judgment against David Hague in default of defense on the basis that David Hague had not complied with the directions of the court for the filing of his points of defense to the Company's points of claim.

Both applications were heard by the High Court on May 12, 2004. At the hearing, the court allowed David Hague to file his points of defense on May 12, 2004. The Company filed an application for leave to appeal against this ruling on May 24, 2004. The High Court dismissed David Hague's strike out application on December 14, 2004 and David Hague applied for leave to appeal against the order dismissing his application on December 28, 2004. The Company's appeal and David Hague's appeal were heard by the Court of Appeal on September 19 to 21, 2005 and the court delivered its judgment on January 16, 2006. In this judgment, the Court of Appeal reversed the High Court' s ruling on David Hague's application and struck out the Company's points of claim on the inquiry into damages on the ground that the Company had no realistic process of succeeding on same. The court also ordered costs against the Company to be assessed on a prescribed costs basis. The court further expressed the view that, in light of its dismissal of the Company's points of claim, it was not necessary to rule on the Company's appeal against the dismissal of its application for judgment in default since the point was now academic with the dismissal of the Company's points of claim.

The Company filed an application for leave to appeal the decision of the Court of Appeal to the Privy Council, the BVI final court of appeal on February 3, 2006. This application is expected to come on for hearing when the Court of Appeal next sits in the British Virgin Islands in May 2006.

18. Commitments and Contingencies - continued

(b) Significant legal proceedings - continued

Tele-Art - continued

Previously, on February 4, 1999, David Hague, the then liquidator of Tele-Art filed a summons (the "Priority Summons") in the BVI on its behalf seeking, among other matters:

- A declaration as to the respective priorities of the debts of Tele-Art to the Bank of China, the Company, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art's Nam Tai shares;
- An order setting aside the redemption of 415,500 shares *, and ordering delivery of all shares in possession or control of the Company to the liquidator; and
- Payment of all dividends in respect of Tele-Art's Nam Tai shares.

The Priority Summons was heard by the High Court on July 29 and 30, 2002 and the High Court delivered its judgment on January 21, 2003 declaring that the redemption and set-off of dividends on the 415,500 shares * be set aside and that all Tele-Art's property withheld by the Company be delivered to Tele-Art in liquidation. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision. The appeal was heard on January 12, 2004 and judgment was delivered on April 26, 2004. The Court of Appeal held that the redemption by the Company of 415,500 * of the Company's shares was proper and efficacious. However, the Company must return the redemption proceeds and dividends payable prior to the redemption to the liquidator. David Hague obtained leave to appeal to the Privy Council on September 21, 2004 to appeal the finding by the Court of Appeal that the redemption by the Company was efficacious. It is not expected that this appeal will be heard in 2006.

The Bank of China, which had involved in the proceedings in the High Court and Court of Appeal with respect to the Priority Summons, applied on December 12, 2005 for special leave to intervene and to be joined as a respondent to the Privy Council appeal of David Hague, firstly so as to be in a position to support David Hague's appeal and secondly, to appeal against that part of the Court of Appeal Order that declared that the redemption price for the sale of the Company's shares owned by Tele Art and all withheld dividends to be paid to the liquidator of Tele Art and not the Bank of China despite finding that the Bank of China was a secured creditor. The Bank of China's application for special leave was heard by the Privy Council on February 6, 2006 which granted the Bank of China special leave to intervene on the ground that the matter raised important points of law.

In their judgments on the Priority Summons, both the High Court and the Court of Appeal held that Bank of China was a secured creditor pursuant to its share charge dated November 10, 1993 over the shares of the Company held beneficially by Tele-Art. Neither court determined the amount owned by Tele-Art to Bank of China.

Bank of China has submitted that it is a secured creditor. In this respect, its position is that as of December 6, 2004, the secured debt, which was from advances made to Tele-Art's subsidiary, Tele-Art Limited, was $2,819 with interest accruing daily. The liquidator, however, took the view in his third liquidator report, which was submitted to the Court on October 13, 2004, that the Bank of China's proof of debt was incomplete. The liquidator has requested the Court's approval to take further action and demand that Bank of China provide further information for his consideration. According to the third report, the amount of debt owed by Tele-Art Limited to Bank of China may not exceed $1,400. It should be further noted that apart from the Company, the liquidator admitted the proof of debts of two other unsecured creditors which together amounted to approximately $33. David Hague, the former liquidator, has submitted a claim for $382 in respect of costs for work as liquidator of Tele-Art. These costs, however, are subject to the approval of the court and as such are still pending, as they have not yet been approved. The liquidator filed a summons for the approval of his third report on October 13, 2004 and this was heard on December 14, 2004. The Court, inter alia, ordered that the liquidator continue the administration of the liquidation of Tele-Art substantially in accordance with his proposals contained in said report as well as the second report..

18. Commitments and Contingencies - continued

(b) Significant legal proceedings - continued

Tele-Art - continued

On August 25, 2005, the liquidator filed his summons in the High Court for the approval of his fourth liquidator report. The report sought the court's approval of his recommendation to the amount of debt owed by Tele-Art to the Company of approximately $3,890, two other unsecured creditors of approximately $221 and the fee to David Hague of approximately $382. The report also sought the court's approval of the Company's proposal on the distribution of the redemption proceeds among the unsecured creditors and direction of court on whether Bank of China is eligible to claim any debts as against Tele-Art and , if eligible, the quantum of such debt. This liquidator's summons was due to be heard on February 20, 2006 but had been adjourned to a date to be fixed by the Registrar of the High Court because the liquidator failed to serve a copy of the summons on the Bank of China.

On April 11, 2005, Bank of China also filed a summons to the BVI court to seek orders to force the Company to pay redemption price and dividends ordered by the Court of Appeal on the appeal of the Priority Summons to Bank of China. The Company filed affidavit evidence in response on July 19, 2005. The hearing date of this summons has not yet been fixed and the Company will continue to contest the summons vigorously. The Company dispute that finding, and among other matters, that the proof of debt by Bank of China submitted to the liquidator was incomplete and invalid.

As of December 31, 2002, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, "Accounting for Contingencies", the Company recorded a provision for $5,192 as a component of accrued expenses as of December 31, 2002, pending a final determination of this matter by the courts, represented the then best estimate of the net monetary expense the Company would have if its appeal to the judgment in relation to the Priority Summons on January 21, 2003 was unsuccessful and its two judgment debts in the total amount of $38,000 (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art. According to the information provided by the liquidator on November 7, 2003, apart from the Company, a total of 3 other creditors of Tele-Art, including the Bank of China, submitted their proof of debt to the liquidator for a total claim of approximately $3,390. Together with the outstanding legal charge as at December 31, 2003, the total potential obligation to the Company was estimated to be approximately $3,890, and accordingly, the 2002 provision for $5,192 had been reduced to $3,890 in the fourth quarter of 2003. As a result of the April 26, 2004 judgment, the Company negotiated with the liquidator on the distribution of the redemption proceeds among the unsecured creditors and suggested a proposal for the court's approval. If the Company's proposal is approved by the court, and all legal matters related to Tele-Art are finalized, including the final determination of the position of the Bank of China, then any remaining portion of the $3,890 provision will be reversed into income in the related period.

However, the actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the final determination of the Bank of China's position. The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art. In furtherance of this objective, the Company commenced proceedings in 2002 against David Hague and PricewaterhouseCoopers for, inter alia, negligence and breach of statutory duty in their conduct of the liquidation. David Hague had submitted a letter of resignation from the post of liquidator of Tele-Art on September 3, 2002 to the High Court and his resignation was approved by the High Court on December 17, 2002. A new liquidator, Mr. Glenn Harrigan, was then appointed by the BVI court on July 11, 2003. David Hague and PricewaterhouseCoopers applied to the High Court of the BVI on December 24, 2002 challenge the service of these proceedings on them to Hong Kong and jurisdiction of the BVI courts to determine the claim by the Company. The application was heard by the High Court on May 11 and 12, 2004 and dismissed in its judgment on October 29, 2004. David Hague and PricewaterhouseCoopers obtained leave to appeal this judgment in March 2005 and the appeal was heard by the Court of Appeal on September 19 to 21, 2005. The Court of Appeal delivered its judgment dismissing the appeal and awarding costs to the Company. David Hague and PricewaterhouseCoopers made an application on February 6, 2006 for leave to appeal this judgment to the Privy Council. The Company has cross-applied for leave on February 3, 2006 to appeal to the Privy Council against the costs awarded to the Company in the Court of Appeal on the basis that such costs were determined by the application of incorrect legal principles and were in any event too low and inconsistent with cost orders made against the Company in other appeal proceedings involving David Hague. It is expected that both the applications of the Company and David Hague and PricewaterhouseCoopers will come on for hearing in May 2006 when the Court of Appeal next sits in the BVI.

13. **Commitments and Contingencies** - continued

(b) Significant legal proceedings - continued

Tele-Art - continued

The Company has also instituted proceedings in the British Virgin Islands against UBS Painewebber ("UBS") on June 20, 2005 for breach of trust in respect of UBS's role as brokers in carrying out the terms of the September 1997 BVI Court Order for the sale of Tele-Art's Nam Tai shares in sufficient quantities to pay the debts of the Bank of China and the Company. UBS has filed an application challenging the jurisdiction of the Court, which has not yet been formally served on the Company. The High Court has adjourned the hearing of this application to May 22, 2006.

(* Subsequent to November 7, 2003, the number of shares has been adjusted to 457,050 to reflect the 10 for 1 stock dividend effect.)

(** Subsequent to November 7, 2003, the number of shares has been adjusted to 560,099 to reflect the 10 for 1 stock dividend effect.)

Shareholders' Actions

On March 11, 2003, we were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants.On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purport to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai's LPT segment. Our motion to dismiss the Actions was denied on September 27, 2004. On May 27, 2005, the plaintiffs moved to certify the Actions as a class action with an individual, Douglas Ward, as the named class representative. We filed our opposition to the motion on June 20, 2005. The court heard oral argument on the motion on July 26, 2005, and has not yet ruled. On October 7, 2005, the plaintiffs filed a Second Amended Consolidated Class Action Complaint which contained substantive allegations that did not vary from the previously filed Actions and added an additional individual, Michael Rocco, as a named class representative. After class representative discovery, on February 10, 2006, plaintiffs filed their motion for class certification with Michael Rocco as on added class representative. The Company filed its opposition papers on March 3, 2006. The motion is scheduled for oral argument on April 17, 2006. The Company believes it has meritorious defenses and intends to defend the case vigorously.

19. Segment Information

The Company operates in three segments: CECP, TCA and LCDP. In 2003, LCDP also comprised the transformers operations. These segments are operated and managed as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the three reportable segments.

Year ended December 31, 2003

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$132,820	$ 211,380	$ 41,324	$ —	$ 385,524
Net sales — related parties	—	20,782	—	—	20,782
Total net sales	132,820	232,162	41,324	—	406,306
Cost of sales	(98,511)	(206,915)	(34,590)	—	(340,016)
Gross profit	34,309	25,247	6,734	—	66,290
Selling, general and administrative expenses	(9,056)	(8,749)	(3,958)	(3,103)	(24,866)
Research and development expenses	(2,081)	(1,466)	(490)	—	(4,037)
Other (expenses) income, net	(256)	7	(3,078)	2,512	(815)
Dividend income received from marketable securities and investment	1,696	—	—	2,018	3,714
Gain on partial disposal of subsidiaries	—	—	1,838	—	1,838
Interest income	5	2	6	775	788
Interest expense	—	—	(116)	(5)	(121)
Income before income taxes and minority interests	24,617	15,041	936	2,197	42,791
Income taxes	(233)	(219)	(4)	57	(399)
Income before minority interests and equity income of affiliated companies	24,384	14,822	932	2,254	42,392
Minority interests	(295)	—	(211)	(561)	(1,067)
Equity in income of an affiliated company	—	—	—	498	498
Income after minority interests and equity in income of an affiliated company	24,089	14,822	721	2,191	41,823
Discontinued operation	—	—	1,979	—	1,979
Net income	$ 24,089	$ 14,822	$ 2,700	$ 2,191	$ 43,802

Year ended December 31, 2004

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$ 168,456	$ 282,514	$ 48,710	$ —	$ 499,680
Net sales — related parties	—	34,181	—	—	34,181
Total net sales	168,456	316,695	48,710	—	533,861
Cost of sales	(131,163)	(286,206)	(40,016)	—	(457,385)
Gross profit	37,293	30,489	8,694	—	76,476
Selling, general and administrative expenses	(10,268)	(6,940)	(5,212)	(5,633)	(28,053)
Research and development expenses	(2,348)	(1,748)	(949)	—	(5,045)
Other income (expenses), net	777	(72)	39	(1,756)	(1,012)
Dividend income received from marketable securities and investment	926	—	—	17,369	18,295
Gain on partial disposal of subsidiaries	—	—	—	77,320	77,320
Impairment loss on marketable securities	—	—	—	(58,316)	(58,316)
Interest income	164	105	18	823	1,110
Interest expense	(1)	(23)	(171)	—	(195)
Income before income taxes and minority interests	26,543	21,811	2,419	29,807	80,580
Income taxes	(689)	(180)	(67)	57	(879)
Income before minority interests and equity in loss of an affiliated company	25,854	21,631	2,352	29,864	79,701
Minority interests	(5,351)	—	(254)	(405)	(6,010)
Equity in loss of an affiliated company	—	—	—	(6,806)	(6,806)
Net income	$ 20,503	$ 21,631	$ 2,098	$ 22,653	$ 66,885

19. Segment Information — continued

Year ended December 31, 2005

	CECP	TCA	LCDP	Corporate	Total
Net sales — third parties	$ 169,056	$ 563,874	$ 58,112	$ —	$ 791,042
Net sales — related parties	—	6,195	—	—	6,195
Total net sales	169,056	570,069	58,112	—	797,237
Cost of sales	(134,002)	(523,869)	(46,443)	—	(704,314)
Gross profit	35,054	46,200	11,669	—	92,923
Selling, general and administrative expenses	(11,166)	(10,364)	(6,224)	(5,303)	(33,057)
Research and development expenses	(3,500)	(2,546)	(1,164)	—	(7,210)
Other income (expenses), net	2,508	1,276	740	(4,649)	(125)
Dividend income received from marketable securities	579	—	—	—	579
Gain on partial disposal of subsidiaries	—	—	—	10,095	10,095
Gain on disposal of an affiliated company	—	—	—	3,631	3,631
Loss on disposal of marketable securities	—	—	—	(3,686)	(3,686)
Impairment loss on marketable securities	—	—	—	(6,525)	(6,525)
Interest income	514	728	47	2,659	3,948
Interest expense	—	—	(438)	—	(438)
Income (loss) before income taxes and minority interests	23,989	35,294	4,630	(3,778)	60,135
Income taxes	(498)	(78)	(75)	—	(651)
Income (loss) before minority interests and equity in loss of an affiliated company	23,491	35,216	4,555	(3,778)	59,484
Minority interests	(6,661)	—	(1,331)	—	(7,992)
Equity in loss of an affiliated company	—	—	—	(186)	(186)
Net income (loss)	$ 16,830	$ 35,216	$ 3,224	$ (3,964)	$ 51,306

Year ended December 31, 2003

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$ 4,207	$ 4,449	$ 2,631	$ 977	$ 12,264
Capital expenditures	$ 5,404	$10,800	$ 469	$ 380	$ 17,053
Identifiable assets	$86,919	$87,331	$49,530	$73,915	$297,695

Year ended December 31, 2004

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$ 4,527	$ 6,030	$ 2,454	$ 1,005	$ 14,016
Capital expenditures	$ 21,605	$ 14,628	$ 2,227	$ 151	$ 38,611
Identifiable assets	$138,691	$127,261	$51,336	$143,185	$460,473

Year ended December 31, 2005

	CECP	TCA	LCDP	Corporate	Total
Depreciation and amortization	$ 5,132	$ 7,140	$ 3,508	$ 1,044	$ 16,824
Capital expenditures	$ 13,498	$ 8,402	$10,222	$ 44	$ 32,166
Identifiable assets	$148,173	$170,624	$57,736	$143,478	$520,011

There were no material inter-segment sales for the years ended December 31, 2003, 2004 and 2005. Sales in relation to software development services of Namtek Software was included in the product segment of CECP after internal restructuring in 2005 and the comparative figures have been restated. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

19. Segment Information — continued

A summary sets forth the percentage of net sales of each of the Company's product lines of each segment for the years ended December 31, 2003, 2004 and 2005, is as follows:

Year ended December 31,

	2003	2004	2005
Product line			
CECP:			
- Assembling			
- Consumer electronics and communication products	32%	31%	20%
- Software development services	1%	1%	1%
	33%	32%	21%
TCA	57%	59%	72%
LCDP:			
- Parts and components			
- LCD panels	9%	9%	7%
- Transformers	1%	0%	0%
	10%	9%	7%
	100%	100%	100%

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,

	2003	2004	2005
Net sales from operations within:			
- Hong Kong and Macao:			
Unaffiliated customers	$ 295,113	$ 48,710	$ 58,112
Related party	14,770	—	—
Intercompany sales	404	563	670
	310,287	49,273	58,782
- PRC, excluding Hong Kong and Macao:			
Unaffiliated customers	90,411	450,970	732,930
Related parties	6,012	34,181	6,195
Intercompany sales	263,971	4,393	—
	360,394	489,544	739,125
- Intercompany eliminations	(264,375)	(4,956)	(670)
Total net sales	$ 406,306	$ 533,861	$ 797,237
Net income within:			
- PRC, excluding Hong Kong and Macao	$ 38,627	$ 30,981	$ 31,354
- Hong Kong and Macao	5,175	35,904	19,952
Total net income	$ 43,802	$ 66,885	$ 51,306

19. Segment Information — continued

Year ended December 31,

	2003	2004	2005
Net sales to customers by geographical area:			
- Hong Kong	$ 36,433	$ 160,959	$ 383,138
- Europe (excluding Estonia)	84,954	96,304	138,974
- United States	55,543	58,696	33,259
- PRC (excluding Hong Kong)	101,211	132,603	151,788
- Japan	68,498	33,880	14,858
- Estonia	20,474	3,106	—
- North America (excluding United States)	347	5,352	492
- Korea	24,499	21,520	53,979
- Other	14,347	21,441	20,749
Total net sales	$ 406,306	$ 533,861	$ 797,237

As at December 31,

	2003	2004	2005
Long-lived assets by geographic area:			
- PRC, excluding Hong Kong and Macao	$ 59,399	$ 84,453	$ 100,372
- Hong Kong and Macao	18,248	12,988	369
Total long-lived assets	$ 77,647	$ 97,441	$ 100,741

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company's sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,

	2003	2004	2005
A	$ N/A	$ 72,235	$ 257,595
B	100,541	75,426	121,369
C	N/A	54,023	80,354
D	N/A	54,635	N/A
E	46,057	N/A	N/A
F	43,233	N/A	N/A
[illegible]	$ 189,831	$ 256,319	$ 459,318

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAM TAI ELECTRONICS, INC.

By: /s/ PATINDA LEI

Patinda Lei
Chief Executive Officer

Date: March 15, 2006

INVESTORS' INFORMATION

SHAREHOLDERS' MEETING

The Annual Meeting of Shareholders will be held at 11:30 a.m. (EDT) on Friday, June 9, 2006 at The Peninsula New York, Tribeca Room, 700 Fifth Avenue at 55th Street, New York, NY 10019, USA.

STOCK LISTING

The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol "NTE".

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572, USA
Telephone: 1-800-368-5948
(908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com

AUDITORS

Deloitte Touche Tohmatsu
Hong Kong

PRINCIPAL BANKS

The Hongkong and Shanghai Banking Corporation Limited (Hong Kong, Macao and Shenzhen of the People's Republic of China)
China Construction Bank (Shenzhen of the People's Republic of China)

CORPORATE COUNSEL

Shearman & Sterling LLP
New York, New York, USA

REGISTERED OFFICE

Nam Tai Electronics, Inc.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-2810
Facsimile: (284) 494-4957

INVESTOR RELATIONS OFFICE

Pan Pacific I.R. Ltd.
Suite 1790–999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2
Telephone: (604) 669-7800
Facsimile: (604) 669-7816
Toll Free Tel/Fax: 1-800-661-8831
E-mail: shareholder@namtai.com

BVI HEADQUARTERS

3rd Floor, 116 Main Street
Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-7752
Facsimile: (284) 494-3739

PRC HEADQUARTERS

Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited
Zastron (Macao Commercial Offshore) Company Limited
J.I.C. (Macao Commercial Offshore) Company Limited

Units A, C and D, 17th Floor
Edificio Comercial Rodrigues
599 da Avenda da Praia Grande
Macao
Telephone: (853) 356-333
Facsimile: (853) 356-262

HONG KONG OFFICE

Nam Tai Electronic & Electrical Products Limited
Zastron Precision-Tech Limited
J.I.C. Technology Company Limited

Suite 1506-1508, 15th Floor
One Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2263-1223

MANUFACTURING / R & D FACILITIES

Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.

Gu Su Industrial Estate
Xixiang, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2749-0666 /
(86755) 2749-5818
Facsimile: (86755) 2747-2639 /
(86755) 2749-4014

Jetup Electronic (Shenzhen) Co., Ltd.
Sanyidui Industrial Zone
Zhoushi Road, Jiuwei Village
Xixiang, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120

Software Development

Shenzhen Namtek Co., Ltd.
12th Floor, Ming Wah International Convention Centre
8 Gui Shan Road
Shekou, Shenzhen
People's Republic of China
Telephone: (86755) 2667-8192
Facsimile: (86755) 2667-7750

Namtek Japan Company Limited
6th Floor, Sakura-Masamune
Higashi-Nihonbashi Building,
3-12-12 Higashi-Nihonbashi,
Chuo-Ku, Tokyo,
Japan 103-0004
Telephone: (813) 3660-6290
Facsimile: (813) 3660-6291

www.namtai.com